    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1998.
                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                           HIWAY TECHNOLOGIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

         DELAWARE                    4813                    94-3211977
      (STATE OR OTHER    (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
      JURISDICTION OF     CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
     INCORPORATION OR
       ORGANIZATION)

                        5050 BLUE LAKE DRIVE, SUITE 100
                           BOCA RATON, FLORIDA 33431
                                (561) 989-8574
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

            ARTHUR L. CAHOON, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        5050 BLUE LAKE DRIVE, SUITE 100
                           BOCA RATON, FLORIDA 33431
                                (561) 989-8574
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
LAIRD H. SIMONS III, ESQ.  THOMAS A. SKORNIA, ESQ.    DONALD M. KELLER, JR.,
KATHERINE TALLMAN SCHUDA,    THE SKORNIA LAW FIRM              ESQ.
           ESQ.                   SUITE 1500          JEFFREY Y. SUTO, ESQ.
 JEFFERY L. DONOVAN, ESQ. 160 W. SANTA CLARA STREET     DAVID C. LEE, ESQ.
   DAVID A. BELL, ESQ.       SAN JOSE, CALIFORNIA       DAVID Y. EU, ESQ.
    FENWICK & WEST LLP              95113              VENTURE LAW GROUP A
   TWO PALO ALTO SQUARE         (408) 280-2820       PROFESSIONAL CORPORATION
  PALO ALTO, CALIFORNIA                                2800 SAND HILL ROAD
          94306                                       MENLO PARK, CALIFORNIA
      (650) 494-0600                                          94025
                                                          (650) 854-4488
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     As soon as practicable after the effective date of this Registration
                                  Statement.

                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_] _______________

                               ----------------

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                   PROPOSED
                                                   MAXIMUM
                                                  AGGREGATE
            TITLE OF EACH CLASS OF                 OFFERING       AMOUNT OF
          SECURITIES TO BE REGISTERED              PRICE(1)    REGISTRATION FEE
-------------------------------------------------------------------------------
Common Stock, par value $0.001 per share......   $57,500,000       $16,963

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Estimated pursuant to Rule 457(a) solely for the purpose of calculating the registration fee.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY SUCH STATE.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION
                                                                   JUNE 10, 1998
                                          Shares

                     [HIWAY TECHNOLOGIES LOGO APPEARS HERE]

                                  Common Stock

                                   --------

  All of the          shares of Common Stock offered hereby are being sold by
Hiway Technologies, Inc. (the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between
$     and $    . See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied for quotation of its Common Stock on the Nasdaq National Market under the symbol "HWAY."

                                   --------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                          CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PRICE         UNDERWRITING        PROCEEDS
                                     TO           DISCOUNTS AND          TO
                                   PUBLIC        COMMISSIONS(1)      COMPANY(2)
-------------------------------------------------------------------------------
Per Share...................        $                $                 $
-------------------------------------------------------------------------------
Total(3)....................    $                  $                 $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the several Underwriters.
(2) Before deducting expenses payable by the Company estimated at $     .
(3) The Company has granted the Underwriters a 30-day option to purchase up to additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $      , $
    and $      , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about
         , 1998.

BT Alex. Brown

                          Donaldson, Lufkin & Jenrette
                             Securities Corporation

                                                        Bear, Stearns & Co. Inc.

                   THE DATE OF THIS PROSPECTUS IS     , 1998.

                                   [Artwork]
Hiway Technologies

Narrative Description of Inside Front Cover

Inside Front Cover -- Portrait

Top Center -- [HT ellipse Logo]; caption beneath logo "A leading global provider of Web hosting and related enhanced Internet services to small and medium sized businesses. "

Diagram consisting of a landscape created from a cascaded array of web pages (each of a mixed graphic and text nature) of a wide variety which retreat to a horizon just below the sub-logo caption.

Appearing on the landscape in the center of the lower-third of the page are three persons; the left-most of which is a man seated and typing on a laptop computer; the center of which is a woman using a palm-top computing device while standing; the right-most of which is a man reading a newspaper while standing.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

Hiway Technologies

Narrative Description of Inside Cover Gatefold

Landscape Gatefold, Inside Cover Page: Title heading, center -- "The World's home on the Web."

Left-side margin, perpendicular heading -- "Hiway Technologies."

Upper-left diagram showing a cascade (moving up to the left) of sample web pages, each of which have a photograph of a person on the right half of the web page; the top-most of which shows a heading in the upper left "Chlorgen"; caption beneath -- "Small and medium sized businesses worldwide are recognizing the need to take advantage of the Internet to provide information about their products and services and communicate internally and externally. Often these Companies find an outsourced Web hosting solution effective because they typically lack the technology expertise, IT resources, capital or ability to bear the time to market risks required to install, maintain and monitor their own Web servers and Internet connectivity."

Upper Right Quadrant: Wire-line connecting upper left diagram to space between captions above upper-right diagram.

Upper-right diagram showing a map of the continental United States (titled to left-top) superimposed over which are wire-lines connected from a cloud representing the Internet to two computer-server racks displayed to the left and right immediately adjacent to the map; caption above-left -- "The established Best brand is used to market the Company's services in the California market. The Company maintains a data center in Mountain View, California."; caption above-right -- "Hiway Technologies, Inc., based in Boca Raton, Florida, is a leading provider of Web hosting and related enhanced Internet services to small and medium sized businesses and has more than 87,000 Web hosting accounts. The Company reaches customers through direct sales, its RapidSite value added reseller channel and OEM partnerships. The Company's services are designed to provide small and medium sized businesses with the high-performance, scalability, flexibility and expertise necessary to deploy, expand or maintain the functionality of a Web presence at affordable prices."; [HT ellipse Logo] displayed beneath map; [Best Logo] displayed above the server-rack adjacent to the west coast of map.

Center of Gatefold -- [HT ellipse Logo]; "Hiway Technologies"

Lower-right sixth of page -- four pictures one beneath another in single column; the topmost of which shows the "Control Panel -- web page through which users control features of their Web Page; the second down shows a web page showing the logo for Microsoft's FrontPage products; the third down shows an arial photograph of the Company's Blue Lake facility; the lowest of which is photograph of the exterior of the Company's Blue Lake facility; three captions adjacent to the left; top caption -- "The Company has developed a proprietary front-end interface, the Control Panel, that allows customers to set-up accounts, change account parameters and check Web site statistics quickly and easily online."; middle caption -- "The Company, under its Best and Hiway brands, currently represents two of Microsoft's twelve preferred hosting providers for the FrontPage98 Web authoring tool. The Company currently hosts over 25,000 Web sites created using Microsoft FrontPage, more FrontPage accounts than any of the Company's competitors."; bottom caption -- "The Company recently relocated to a 70,000 square foot facility inside the Blue Lake complex in Boca Raton, Florida. This facility incorporates physical, network and personal security and is designed to withstand natural disasters, including hurricanes, without service interruption."

Lower left half of the page showing a black map of the globe (flat mercator projection) with superimposed dots representing customer distribution; caption adjacent to left -- "RapidSite is Hiway's brand name for a network of over 1,800 VARs worldwide. RapidSite value added resellers offer local Web hosting service and support in over 130 countries, interacting directly with the end user and providing customer support and other services. RapidSite allows the Company to leverage local value added resellers' marketing and distribution expertise, thereby efficiently reaching a global audience.'; [Rapidsite Logo] beneath caption in lower left corner of page; wire-line from lower right of world map connecting to the [HT eclipse Logo] previously described in upper left quadrant.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Supplemental Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) reflects the May 1998 conversion of all outstanding shares of Preferred Stock of the Company into shares of Common Stock, (ii) reflects the May 1998 merger (the "Merger") of the Company's two predecessor corporations, Hiway Technologies, Inc., a Florida corporation ("Hiway Florida"), and Best Internet Communications, Inc., a California corporation ("Best"), and the issuance of 21,836,302 shares of the Company's Common Stock to shareholders of Hiway Florida in the Merger, (iii) assumes the Underwriters' over-allotment option will not be exercised and (iv) reflects the Company's reincorporation into Delaware, which will occur prior to the completion of this offering. See "Description of Capital Stock" and "Underwriting."

                                  THE COMPANY

  Hiway is a leading global provider of Web hosting and related enhanced Internet services to small and medium sized businesses. With over 87,000 Web hosting accounts worldwide, the Company believes that it is currently the largest provider of business Web hosting services, as measured by number of Web hosting accounts. The Company focuses on delivering high-quality, reliable and flexible services that are backed by 24x7 customer support and can be scaled to host millions of Web sites. Hiway's services enable its customers to deploy, expand and update Web sites more rapidly and cost-effectively than internally developed solutions. The Company offers its solutions directly, through third-party dealers that resell and support the Company's Web hosting services ("VARs") and through large companies that offer the Company's Web hosting services to their established customer bases under their own brand names ("OEMs"). Hiway's OEMs include two of the five regional Bell operating companies ("RBOCs"), which two in the aggregate provide telecommunications services to approximately 30% of the U.S. business market.

  Use of the Internet has grown rapidly in recent years and represents a substantial opportunity for enterprises to interact in innovative ways with geographically distributed offices, employees, customers, suppliers and partners. Enterprises are increasingly recognizing the need to take advantage of the Internet by establishing Web sites that provide information about them and their products and services. As a result, high-performance and reliable Web site hosting services have become increasingly critical for many mainstream enterprises, and many enterprises are seeking to outsource these functions in order to ensure reliability, high performance, scalability, sophisticated monitoring and expert management. International Data Corporation ("IDC") estimates that Web hosting revenues generated by small and medium sized businesses in the U.S. will grow from $217 million in 1997 to over $3.4 billion in 2000, a 150% compound annual growth rate.

  Only 7% of all small businesses had a Web site at the end of 1997, according to IDC. However, IDC expects small and medium sized businesses to generate most of the growth in the Web hosting market, and to account for 95% of the total estimated Web hosting market in the United States by 2000. Many of these businesses find an outsourced Web hosting solution effective because they lack the technology expertise, IT resources, capital or ability to bear the time-to-market risks required to install, maintain and monitor their own Web servers and Internet connectivity. Currently, a number of these businesses utilize a Web site to provide basic information about their products and services. However, competition for Web traffic continues to drive businesses to create Web sites with greater functionality. Companies are also augmenting their Web sites with related enhanced Internet services such as secure electronic commerce, unified messaging and email. IDC estimates the market for enhanced Internet services in the United States, including Web hosting, will grow from approximately $352 million in 1997 to over $7 billion in 2000.

  The Company's services are designed to provide small to medium sized businesses with the high performance, scalability, flexibility and expertise they need to deploy a Web presence or expand its functionality cost effectively. The Company's services utilize a redundant, high-speed, secure, proprietary network architecture and a fault tolerant hosting platform, monitored on a 24x7 basis through two Network Operations Centers ("NOCs"). This enables Hiway to offer its customers a 99.9% uptime service level warranty. In addition, the Company has developed various proprietary operating system level tools to facilitate a high customer to server ratio, allowing Hiway to host over 2,000 Web sites on a single server. Hiway also utilizes various proprietary technologies to improve the back-end processing and customer interface components of its solutions, allowing customers to order, change and manage their Web hosting accounts easily and flexibly, regardless of their level of technical expertise. To meet its customers' needs, the Company offers Web hosting services on a range of operating systems and computing platforms:
Silicon Graphics, Intel and Sun Microsystems. The Company expects to offer Windows NT-based Web hosting services commencing in July 1998.

  The Company seeks to maximize market share by utilizing three distribution channels--direct sales, VARs and OEM partnerships. In addition to driving direct sales through the use of traditional media and online marketing campaigns, the Company has developed a global VAR network consisting of over 1,800 value-added resellers in more than 130 countries. The Company has also recently commenced the distribution of its services through OEM partners, which include two of the five RBOCs. The Company believes that these relationships present a significant opportunity to penetrate the large, established customer bases of these OEMs.

  Hiway intends to continue to increase its market share as a leading provider of Web hosting services to small to medium sized businesses. The Company also intends to seek additional opportunities by offering a range of enhanced Internet services. In order to achieve this objective, the Company plans to (i) increase its marketing efforts in order to extend its established brand recognition; (ii) continue to deliver high quality services at affordable prices; (iii) pursue multiple direct and indirect distribution channels; (iv) expand its presence internationally; and (v) leverage its innovative and proprietary technology.

                                   THE MERGER

  The Company was formed in May 1998 through the merger of Best, which was incorporated in September 1994, and Hiway Florida, which was incorporated in April 1995. Prior to the Merger, Hiway Florida was a leading provider of shared server Web hosting domestically and, through its established network of VARs, internationally. Hiway Florida had also begun to expand its distribution channels by entering into relationships with RBOCs and other OEMs. Best was a leading provider of shared server Web hosting bundled with dial-up Internet access in the California market prior to the Merger, and also offered stand-alone high-speed Internet connectivity and co-location Web hosting services. In 1997 and the first quarter of 1998, Hiway Florida had revenues of $10.4 million and $4.3 million, respectively, and Best had revenues of $15.8 million and $4.5 million, respectively. At March 31, 1998, Hiway Florida had approximately 49,000 Web hosting accounts and Best had approximately 29,000 Web hosting accounts.

  The Company intends to reincorporate in Delaware in July 1998 and to change its name to Hiway Technologies, Inc. in connection with the reincorporation. Unless the context otherwise requires, the terms the "Company" and "Hiway" refer to Hiway Technologies, Inc., a Delaware corporation, its California and Florida predecessor corporations and its wholly-owned subsidiary (RapidSite, Inc., a corporation incorporated in Florida in January 1997). The address of the Company's principal executive offices is 5050 Blue Lake Drive, Suite 100, Boca Raton, Florida 33431 and its telephone number is (561) 989-8574.

  Hiway Technologies(R) and Best Internet Communications(R) (stylized) are registered trademarks of the Company. Hiway(TM), HWAY(TM), A Home For Your Page(TM) and RapidSite(TM) are trademarks of the Company. This Prospectus also includes trade names and trademarks of other companies.

                                  THE OFFERING

 Common Stock offered by the Company.............          shares
 Common Stock to be outstanding after this                 shares(1)
 offering........................................
 Use of proceeds by the Company.................. Working capital and other general corporate purposes.
                                                  See "Use of Proceeds."
 Proposed Nasdaq National Market symbol.......... HWAY

            SUMMARY CONSOLIDATED FINANCIAL AND OTHER OPERATING DATA (in thousands, except per share and other operating data)

                                                                   THREE MONTHS
                                            YEAR ENDED DECEMBER        ENDED
                                                    31,              MARCH 31,
                                           ----------------------- -------------
                                            1995    1996    1997    1997   1998
                                           ------  ------- ------- ------ ------
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:
Revenues.................................  $2,011  $12,217 $26,185 $5,371 $8,844
Income (loss) from operations............    (539)     783   4,871  1,236  1,260
Pro forma net income (loss) (2)..........  $ (551) $   632 $ 2,871 $  737 $  792
Pro forma diluted net income (loss) per
 share (3)...............................  $(0.03) $  0.02 $  0.08 $ 0.02 $ 0.02
Shares used in computing pro forma
 diluted net income (loss) per share (3).  16,871   28,122  34,842 33,765 36,044
OTHER OPERATING DATA:
Web hosting accounts at end of period....     N/A   35,000  68,000 44,000 78,000

                                                         MARCH 31, 1998
                                                  -----------------------------
                                                  PRO FORMA (4) AS ADJUSTED (5)
                                                  ------------- ---------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents........................    $ 6,531         $
Working capital..................................      4,216
Total assets.....................................     22,360
Long-term debt and capital lease obligations,
 less current portion............................      5,188
Total stockholders' equity.......................     10,226

--------
(1) Based on shares outstanding as of May 31, 1998. Does not include (i) 1,861,162 shares of Common Stock issuable upon the exercise of stock options outstanding as of that date under the Company's Stock Option Plan (the "1995 Plan"), Amended and Restated 1996 Stock Option Plan (the "1996 Plan") or the Hiway Florida Stock Option Plan (the "Hiway Florida Plan"), with a weighted average per share exercise price of $0.91, (ii) 1,000,000 shares of Common Stock available as of that date for future grant under the Company's 1998 Equity Incentive Plan (the "1998 Plan"), (iii) 600,000 shares of Common Stock available for future grant or issuance immediately after this offering under the Company's 1998 Directors Stock Option Plan (the "Directors Plan") and 1998 Employee Stock Purchase Plan (the "Purchase Plan") or (iv) 3,115,123 shares of Common Stock issuable upon the exercise of warrants outstanding as of May 31, 1998, with a weighted average per share exercise price of $2.69. See "Capitalization," "Management--Director Compensation," "Management--Employee Benefit Plans," "Description of Capital Stock" and Notes 9-11 and 13 of Notes to Supplemental Consolidated Financial Statements.
(2) See Note 17 of Notes to Supplemental Consolidated Financial Statements for an explanation of the determination of pro forma net income (loss).
(3) See Note 18 of Notes to Supplemental Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing pro forma diluted net income (loss) per share.
(4) Pro forma to reflect the May 1998 conversion of all outstanding shares of Preferred Stock into shares of Common Stock.
(5) Pro forma data as adjusted to reflect receipt of the net proceeds from the
    sale of the           shares of Common Stock offered by the Company hereby,
    at an assumed initial public offering price of $          per share and
    after deducting the estimated underwriting discounts and commissions and offering expenses.

                                 RISK FACTORS

  This offering involves a high degree of risk. In addition to the other information set forth in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock of the Company. This Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed in this Prospectus. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

  Limited Operating History. Best and Hiway Florida, the two companies that merged to form the Company, were incorporated in September 1994 and April 1995, respectively. As a result, the Company's business model is still in an emerging stage. The revenue and income potential of the Company's business and market is unproven, and the Company's limited operating history makes an evaluation of the Company and its prospects difficult. The Company and its prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the new and rapidly evolving market for Web hosting and related enhanced Internet services. To address these risks, among other things, the Company must market its services and build its brand names effectively, provide scalable, reliable and cost-effective services, continue to grow its infrastructure to accommodate additional customers and increased use of its network bandwidth, expand its channels of distribution, continue to respond to competitive developments and retain and motivate qualified personnel. Although the Company has experienced significant growth in revenues in recent periods, the Company may not achieve a significant rate of revenue growth and may not sustain profitability in future quarterly or annual periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Potential Fluctuations in Results of Operations. The Company has experienced significant fluctuations in its results of operations on a quarterly and an annual basis. The Company expects to continue to experience significant fluctuations in its quarterly and annual results of operations due to a variety of factors, many of which are outside the Company's control. These factors include: (i) demand for and market acceptance of the Company's services; (ii) introductions of products or services by the Company and its competitors; (iii) reliable continuity of service and network availability;
(iv) the ability to increase bandwidth as necessary; (v) the mix of services sold by the Company; (vi) provisions for customer discounts and credits; (vii) customer retention; (viii) the timing and success of marketing efforts and service introductions by the Company and its VARs and OEMs; (ix) the timing and magnitude of capital expenditures, including construction costs relating to the expansion of operations; (x) the introduction by third parties of new Internet and networking technologies; (xi) increased competition in the Company's markets; (xii) changes in the pricing policies of the Company and its competitors; (xiii) fluctuations in bandwidth used by customers; (xiv) the timing and magnitude of expenditures on advertising and promotion; (xv) economic conditions specific to the Internet industry; and (xvi) other general economic factors. In addition, a relatively large portion of the Company's expenses are fixed in the short-term, and therefore the Company's results of operations are particularly sensitive to fluctuations in revenues. Also, if the Company were unable to continue using third-party products in the Company's services offerings, the Company's service development costs could increase significantly. Although the Company has not encountered significant difficulties in collecting accounts receivable in the past, many of the Company's customers are individuals and small businesses, and the Company may not be able to collect accounts receivable on a timely basis. For these and other reasons, in some future quarters, the Company's results of operations may not meet or exceed the expectations of securities analysts or investors, which could have a material adverse effect on the market price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Recent Merger; Risks Associated with Integration of Operations. Prior to the Merger, Hiway Florida and Best were headquartered in Florida and California, respectively, with different service offerings operating on different networks and technologies. The Merger was consummated in May 1998 and, accordingly, the Company has not yet completed a full quarter of combined operations. The successful integration of the operations of Hiway Florida and Best will require, among other things, the integration of their respective service offerings, networks and technologies, financial and information systems, brand names and management teams, and coordination of their sales and marketing and service development efforts. In this regard, the Company will be promoting the Hiway brand name nationally, the Best brand name in California and the RapidSite brand name through its network of domestic and international VARs. In addition, the Company will be headquartered in Florida but will maintain a significant management and operational presence in California. The diversion of the attention of management and any difficulties encountered in the process of combining the operations of the two organizations could cause the interruption of, or a loss of momentum in, the activities of the Company's business. Furthermore, the Company may not achieve any operational synergies from the Merger, and employees of each company may choose not to continue to work for the Company following the Merger. As a result of uncertainty over the integration and continued support of the services of both companies in connection with the Merger, customers or potential customers may delay or cancel orders for the Company's Web hosting services. Failure to accomplish the integration of the two companies' operations efficiently and effectively could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, if the Company does not experience the business synergies expected as a result of the Merger as quickly as may be expected by financial analysts or investors, or if such synergies are not achieved or are at levels below those expected by financial analysts or investors, the market price of the Company's Common Stock may be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--The Merger."

  Dependence Upon New Market; Uncertainty of Acceptance of Services. The market for Web hosting and related enhanced Internet services has only recently begun to develop and is evolving rapidly. There is significant uncertainty regarding whether this market ultimately will prove to be viable or, if it becomes viable, whether it will grow. The Company's future growth, if any, will depend upon the willingness of businesses to outsource Web hosting services and the Company's ability to market its services in a cost-effective manner to a sufficiently large number of customers. The market for the Company's services may not develop further, the Company's services may not be more widely adopted, and significant numbers of businesses or organizations may not use the Internet for commerce and communication. If this market fails to develop further or develops more slowly than expected, or if the Company's services do not achieve broader market acceptance, the Company's business, results of operations and financial condition would be materially and adversely affected. In addition, to be successful in this emerging market, the Company must be able to differentiate itself from its competition through its service offerings and brand recognition. The Company may not be successful in differentiating itself or achieving market acceptance of its services, and the Company may experience difficulties that could delay or prevent the successful development, introduction or marketing of these services. If the Company incurs increased costs or is unable, for technical or other reasons, to develop and introduce new services or products or enhancements to existing services in a timely manner, or if new services do not achieve market acceptance in a timely manner or at all, the Company's business, results of operations and financial condition could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence Upon Channel Partners. An important element of the Company's strategy for growth is to continue to develop its reseller channel through RapidSite, which manages the Company's network of domestic and international VARs, and through the Company's OEM relationships. The Company's VARs typically are Web development or Web consulting companies that also sell the Company's Web hosting services but that do not generally have established customer bases to which they can market the Company's services. Therefore, in those markets, primarily international, where the Company does not focus its direct marketing efforts, the Company is dependent on third parties to stimulate demand for the Company's services. Although the Company attempts to incentivize its VARs by providing them with price discounts on the Company's services that the VARs seek to resell at a profit, the failure of the Company's services to be commercially accepted in certain markets, whether as a result of a VAR's performance or otherwise, could cause the Company's current channel partners to discontinue their relationships with the Company, and the Company may not be successful in establishing additional channel partner relationships as required. The Company has also developed strategic relationships with certain of its international VARs through its "Premier Partner" program. Each of the Company's Premier Partners is responsible for building and supporting a VAR channel, which allows the Company to leverage the Premier Partner's local marketing and distribution expertise, and for helping the Company build the RapidSite brand internationally. In addition, the Company recently has established OEM relationships with several large companies and is pursuing OEM relationships with additional companies. The Company's OEM relationships have not generated a material amount of revenue to date, and, in order for the Company to be successful, revenues generated by OEMs must increase significantly. OEMs and VARs have no obligation to market or resell the Company's Web hosting services, and OEMs can terminate their relationships with the Company with limited or no penalty with as little as 30 days' notice. The loss of Premier Partners, other VARs or OEMs, the failure of such parties to perform under agreements with the Company or the Premier Partner or the inability of the Company to attract and retain new Premier Partners, VARs or OEMs with the industry experience required to market the Company's Web hosting services successfully in the future could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's direct sales efforts may conflict with the efforts of its indirect channel partners, which may adversely affect the Company's relationships with such partners. In addition, to the extent that the Company succeeds in increasing its sales through indirect channels such as Premier Partners, VARs or OEMs, those sales will be at discounted rates, and revenue and gross margin to the Company for each such sale will be less than if the Company had sold the same services to the customer directly. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Distribution and Sales."

  Competition. The market served by the Company is highly competitive and is becoming more so. There are few substantial barriers to entry, and the Company expects that it will face additional competition from existing competitors and new market entrants in the future. The principal competitive factors in this market include: (i) brand name; (ii) Internet system engineering and technical expertise; (iii) quality of service, including network capability, scalability, reliability and functionality; (iv) price; (v) ability to maintain and expand distribution channels; (vi) customer service and support;
(vii) broad geographic presence; (viii) variety of services and products offered; (ix) timing of introductions of new and enhanced services and products; (x) network security; (xi) financial resources; and (xii) conformity with industry standards. The Company may not have the resources, expertise or other competitive factors to compete successfully in the future.

  The Company's current and potential competitors include: (i) other Web hosting and Internet services companies; (ii) national and regional Internet access service providers ("ISPs"); (iii) global, regional and local telecommunications companies, including the RBOCs; (iv) large IT outsourcing firms; (v) data center companies; and (vi) cable companies. Many of the Company's competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than the Company. As a result, certain of these competitors may be able to develop and expand their network infrastructures and service offerings more rapidly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisition and other opportunities more readily, devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than can the Company. In addition, these competitors have entered and will likely continue to enter into joint ventures or consortiums to provide additional services competitive with those provided by the Company.

  In an effort to gain market share, certain of the Company's competitors have offered Web hosting services similar to those of the Company at lower prices than those of the Company or with incentives not matched by the Company, including free start-up and domain name registration, periods of free service, low-priced Internet access or free software. In addition, certain of the Company's competitors may be able to provide customers with additional benefits, including reduced communications costs, which could reduce the overall costs of their services relative to those of the Company. The Company may not be able to reduce the pricing of its services or offer incentives in response to the actions of its competitors without a material adverse impact on its operating results. The Company also believes that the market in which it competes is likely to encounter consolidation in the near future, which could result in increased price and other competition that could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business-- Competition."

  Management of Growth. The Company is currently experiencing a period of rapid expansion of its customer base. In addition, the number of Company employees increased from 98 on March 31, 1997 to 274 on May 31, 1998. This growth has placed, and if it continues will place, a significant strain on the Company's financial, management, operational and other resources. In addition, the Company must manage relationships with a growing number of third parties as it seeks to complement its service offerings and increase its indirect sales efforts. The Company's management, personnel, systems, procedures and controls may not be adequate to support the Company's existing and future operations, particularly if there is an increase in accounts generated by OEM sales. The Company's ability to manage its growth effectively will require it to continue to expand its operating and financial procedures and controls, to replace or upgrade its operational, financial and management information systems and to attract, train, motivate, manage and retain key employees. For example, the Company is currently selecting a new accounting system. The Company is also in the process of integrating the management of Hiway Florida and Best, and, as a result, the Company's entire management team has worked together for only a brief time. In addition, certain executives have recently assumed new positions and responsibilities. If the Company's executives are unable to manage growth effectively, the Company's business, results of operations and financial condition could be materially adversely affected. See "Management."

  Risks Associated with International Expansion and Operations. In 1996, 1997 and the first three months of 1998, revenues derived from customers outside the United States, primarily in Europe and Asia, represented approximately 9.5%, 14.0% and 18.5%, respectively, of the Company's revenues. The Company's success is dependent in part on expanding its international presence, primarily through the Company's VARs and RapidSite's Premier Partners and their VARs. As a result, the Company will depend upon its VAR network to market and sell its services and manage the accounts of customers internationally. The Company's VARs may not be able to continue to market and sell the Company's Web hosting services successfully. The Company denominates its sales to VARs and Premier Partners in U.S. dollars. Thus, fluctuations in the value of the U.S. dollar relative to the currency of a given country may make the Company's services more or less profitable and therefore more or less attractive to VARs selling in that country. In addition, there are certain risks inherent in conducting business internationally, such as changes in regulatory requirements, export restrictions, tariffs and other trade barriers, differing technology standards, longer payment cycles, political and economic instability, fluctuations in currency exchange rates, imposition of currency exchange controls, seasonal reductions in business activity, increased difficulty in enforcing contracts and potentially adverse tax consequences, any of which could adversely affect the Company's international operations. Furthermore, certain foreign governments, such as Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. One or more of these factors could have a material adverse effect on the Company's current or future international operations and, consequently, on the Company's business, results of operations and financial condition. To the extent that the Company does business in foreign markets directly, the Company will also be subject to risks such as challenges in staffing and managing foreign operations, employment laws and practices in foreign countries and problems in collecting accounts receivable. In addition, the Company or its channel partners may not be able to compete effectively in international markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Unproven Network Scalability. The Company must continue to expand and adapt its network infrastructure as the number of users and the amount of information they wish to transport increase and to meet changing customer requirements. The expansion and adaptation of the Company's telecommunications infrastructure will require substantial financial, operational and management resources as the Company negotiates telecommunications capacity with existing and other network infrastructure suppliers. If the Company is required to expand its network significantly and rapidly due to increased usage, additional stress will be placed upon the Company's network hardware and traffic management systems. Due to the limited deployment of the Company's services to date, the ability of the Company's network to connect and manage a substantially larger number of customers at high transmission speeds is as yet unknown, and the Company faces risks related to the network's ability to be scaled up to its expected customer levels while maintaining superior performance. As customers' usage of bandwidth increases, the Company will need to make additional investments in its infrastructure to maintain adequate downstream data transmission speeds, the availability of which may be limited or the cost of which may be significant. Additional network capacity may not be available from third-party suppliers as it is needed by the Company, and, as a result, the Company's network may not be able to achieve or maintain a sufficiently high capacity of data transmission, especially if the usage of the Company's customers increases. The Company's failure to achieve or maintain high-capacity data transmission could significantly reduce consumer demand for its services and have a material adverse effect on its business, results of operations and financial condition. See "Business--Technology and Network Operations."

  Risk of System Failure. The Company's operations depend upon its ability to protect its network infrastructure, equipment and customer files against damage from human error, fire, earthquakes, hurricanes, floods, power loss, telecommunications failures, sabotage, intentional acts of vandalism and similar events. Despite precautions taken by, and planned to be taken by the Company, the occurrence of a natural disaster or other unanticipated problems at the Company's data centers could result in interruptions in the services provided by the Company. The Company has no formal disaster recovery plan. Although the Company has attempted to build redundancy into its network, the Company's network is currently subject to various single points of failure, and a problem with one of the Company's routers or switches could cause an interruption in the services provided by the Company to a portion of its customers. The Company has in the past experienced periodic interruptions in service. In addition, failure of any of the Company's telecommunications providers to provide the data communications capacity required by the Company, as a result of human error, a natural disaster or other operational disruption, could result in interruptions in the Company's services. Any damage to or failure of the systems of the Company or its service providers could result in reductions in, or terminations of, services supplied to the Company's customers, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company's reputation could be materially adversely affected.

  The Company currently offers to all customers a 99.9% service level warranty. Under this policy, the Company guarantees that each customer's Web site will be available at least 99.9% of the time in each calendar month for as long as the customer is using the Company's Web hosting services. If uptime drops below this level in any month, the Company will provide Web hosting services free for that month. To date, only a limited number of customers have been eligible under this policy to receive free service. Should the Company incur significant obligations in connection with system downtime, the Company could experience a material revenue decline. See "Business--Technology and Network Operations."

  Dependence Upon Network Infrastructure. The Company's success will depend upon the capacity, scalability, reliability and security of its network infrastructure, including the capacity leased from its telecommunications network suppliers. In particular, the Company depends upon MCI, UUNet and Sprint for its backbone capacity and on Pacific Bell and MFS (in California) and BellSouth (in Florida) for its local connections to MCI, UUNet and Sprint, and the Company is therefore dependent on such companies to maintain the operational integrity of their telecommunications networks. In addition, the Company's California operations depend upon Pacific Bell in San Francisco and ICG Communications Inc. in Los Angeles to provide dial-up Internet access to the Company's customers. In San Francisco, Pacific Bell and MFS provide local leased lines for the Company's high-speed Internet connectivity customers. Therefore, the Company's operating results depend, in part, upon the pricing and availability of telecommunications network capacity from a limited number of providers in a consolidated market. In the event of a material increase in pricing or decrease in telecommunications capacity available to the Company, if the Company were unable either to access alternative networks on a cost-effective basis to distribute its customers' content or to pass through any additional costs of utilizing existing or alternative networks to its customers, the Company's business, results of operations and financial condition could be materially adversely affected. See "Business--Technology and Network Operations."

  Dependence Upon the Internet and Internet Infrastructure Development. The use of the Internet for retrieving, sharing and transferring information among businesses, consumers, suppliers and partners has escalated in recent periods, and the Company's success will depend in large part upon continued growth in the use of the Internet. Critical issues concerning the commercial use of the Internet, including security, reliability, cost, ease of access, quality of service and necessary increases in bandwidth availability, remain unresolved and are likely to affect the development of the market for the Company's services. The adoption of the Internet for information retrieval and exchange, commerce and communications, particularly by those enterprises that have historically relied upon alternative means of information gathering, commerce and communications, generally will require the acceptance of a new medium of conducting business and exchanging information. Demand and market acceptance of the Internet are subject to a high level of uncertainty and depend upon a number of factors, including the growth in consumer access to and acceptance of new interactive technologies, the development of technologies that facilitate interactive communication between organizations and targeted audiences and increases in the speed of user access. If the Internet as a commercial or business medium fails to develop further or develops more slowly than expected, the Company's business, results of operations and financial condition could be materially adversely affected. See "Business--Technology and Network Operations."

  Rapid Technological Change; Evolving Industry Standards. The Company's future success will depend, in part, upon its ability to offer services that incorporate leading technologies, address the increasingly sophisticated and varied needs of its current and prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The market for the Company's services is characterized by rapidly changing and unproven technologies, evolving industry standards, changes in customer needs, emerging competition and frequent new service introductions. Technological advances may have the effect of encouraging certain of the Company's current or future customers to rely on in-house personnel and equipment to furnish the services currently provided by the Company. In addition, keeping pace with technological advances in the Company's industry may require substantial expenditures and lead time, which may have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company believes that its ability to compete successfully also depends upon the continued compatibility and interoperability of its services with products offered by various vendors. Enhanced or newly developed third-party products may not be compatible with the Company's infrastructure, and such products may not adequately address the needs of the Company's customers. Although the Company currently intends to support emerging standards, industry standards may not be established, and, even if they are established, the Company may not be able to conform to these new standards in a timely fashion and maintain a competitive position in the market. The failure of the Company to conform to the prevailing standard, or the failure of a common standard to emerge, could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, products, services or technologies developed by others could render the Company's services noncompetitive or obsolete.

  System Security Risks. A significant barrier to electronic commerce and communications is the need for secure transmission of confidential information over public networks. Certain of the Company's services rely on security technology licensed from third parties to provide the encryption and authentication necessary to effect secure transmission of confidential information. Despite the Company's design and implementation of a variety of network security measures, unauthorized access, computer viruses, accidental or intentional actions and other disruptions could occur. The Company has in the past experienced and may in the future experience delays or interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Furthermore, such inappropriate use of the network by third parties could also potentially jeopardize the security of confidential information, such as credit card and bank account numbers, stored in the computer systems of the Company, which could result in liability to the Company and the loss of existing customers or the deterrence of potential customers. Although the Company intends to continue to implement industry-standard security measures, such measures have been circumvented in the past, and any such measures implemented by the Company could be circumvented in the future. The costs required to eliminate computer viruses and alleviate other security problems could be prohibitively expensive and the efforts to address such problems could result in interruptions, delays or cessation of service to the Company's customers, which could have a material adverse effect on the Company's business, results of operations and financial condition. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet, especially as a means of conducting commercial transactions. See "Business--Technology and Network Operations."

  Government Regulation and Legal Uncertainties. The Company is not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. Only a small body of laws and regulations currently applies specifically to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, however, it is possible that laws and regulations with respect to the Internet may be adopted at federal, state and local levels, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. Although sections of the Communications Decency Act of 1996 (the "CDA") that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet were held to be unconstitutional by the U.S. Supreme Court, similar laws may be proposed, adopted and upheld. The nature of future legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the CDA could subject the Company and/or its customers to potential liability, which in turn could have a material adverse effect on the Company's business, results of operations and financial condition. The adoption of any such laws or regulations might decrease the growth of the Internet, which in turn could decrease the demand for the services of the Company or increase the cost of doing business or in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to such laws intended to address these issues could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of costs of litigation or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, because the Company's services are available over the Internet virtually worldwide, and because the Company facilitates sales by its customers to end users located in multiple states and foreign countries, such jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state or that the Company has a permanent establishment in each such foreign country. The Company is qualified to do business in only Delaware, Florida and California, and failure by the

Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for failure to qualify and could result in the inability of the Company to enforce contracts in such jurisdictions. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Government Regulation."

  Risks Associated With Information Disseminated Through the Company's
Network. The law relating to the liability of online services companies and Internet access providers for information carried on or disseminated through their networks is currently unsettled. It is possible that claims could be made against online services companies and Internet access providers under both United States and foreign law for defamation, negligence or copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose such liability upon online services companies and Internet access providers are currently pending. In addition, legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. The imposition upon the Company and other Web hosting providers of potential liability for information carried on or disseminated through their systems could require the Company to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources, or to discontinue certain service offerings. The increased attention focused upon liability issues as a result of these lawsuits and legislative proposals also could affect the growth of Internet use. In addition, the Company is subject to a number of risks associated with the potential actions of customers utilizing the Company's network. For example, if a customer were to engage in "spamming" (a practice of sending large quantities of unsolicited e-mail), the Company would have an obligation to block that customer's access to the Internet through the Company's network. A failure by the Company to satisfy this obligation could result in the Company being denied access to the telecommunications networks through which the Company's network links to the Internet. Spamming could also cause a significant disruption in the Company's ability to route e-mail to and from its customers. See "Business--Government Regulation."

  Dependence on Key Personnel. The Company's success depends in significant part upon the continued services of its key technical, sales and senior management personnel. Any officer or employee of the Company can terminate his or her relationship with the Company at any time. The Company's future success will also depend on its ability to attract, train, retain and motivate highly qualified technical, marketing, sales and management personnel. Competition for such personnel is intense, and the Company may not be able to attract and retain key personnel. The loss of the services of one or more of the Company's key employees or the Company's failure to attract additional qualified personnel could have a material adverse effect on the Company's business, results of operations and financial condition. The Company does not carry key-man life insurance for any of its employees. See "Business--Employees" and "Management."

  Protection and Enforcement of Intellectual Property Rights. The Company relies on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect certain proprietary rights in its services. The Company has no patented technology that would preclude or inhibit competitors from entering the Company's market. The Company has entered into confidentiality and invention assignment agreements with its employees and contractors, and nondisclosure agreements with its suppliers, distributors and certain customers in order to limit access to and disclosure of its proprietary information. These contractual arrangements or the other steps taken by the Company to protect its intellectual property may not prove sufficient to prevent misappropriation of the Company's technology or to deter independent third-party development of similar technologies. The laws of certain foreign countries may not protect the Company's services or intellectual property rights to the same extent as do the laws of the United States. The Company also relies on certain technologies that it licenses from third parties. These third-party technology licenses may not continue to be available to the Company on commercially reasonable terms. The loss of the ability to use such technology could require the Company to obtain the rights to use substitute technology, which could be more expensive or offer lower quality or performance, and therefore have a material adverse effect on the Company's business, results of operations and financial condition.

  To date, the Company has not been notified that the Company's services infringe the proprietary rights of third parties, but third parties could claim infringement by the Company with respect to current or future services. The Company expects that participants in its markets will be increasingly subject to infringement claims as the number of services and competitors in the Company's industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service installation delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to the Company or at all. As a result, any such claim could have a material adverse effect upon the Company's business, results of operations and financial condition. See "Business--Intellectual Property Rights."

  Potential Future Capital Needs. The Company expects to invest in the development of new services. During the next 12 months, the Company expects to meet its working capital requirements, including such requirements associated with the Company's planned expansion, with existing cash and cash equivalents and short-term investments, the net proceeds from this offering and cash generated from operations. However, the Company may not be successful in generating sufficient cash from operations or in raising capital in sufficient amounts on acceptable terms. The failure to generate sufficient cash flows or to raise sufficient funds may require the Company to delay or abandon some or all of its development and expansion plans or otherwise forego market opportunities and may make it difficult for the Company to respond to competitive pressures, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Year 2000 Risks. The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the dates on or after Year 2000 are a known risk. The Company has established procedures for evaluating and managing the risks and costs associated with this problem. However, the Company could incur significant operating expenses or be required to invest in improved computer systems to be Year 2000 compliant. Such expenditures could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company maintains most of its customers' Web pages on UNIX-based servers, which may be impacted by Year 2000 complications. The failure of such servers could have a material adverse effect on the Company's customers, which in turn could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Possible Volatility of Stock Price. The market price of the shares of Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in the Company's results of operations, announcements of technological innovations, new products or services introduced by the Company or its competitors, changes in financial estimates by securities analysts, conditions and trends in the Internet, general market conditions and other factors. Further, the stock markets, and in particular the Nasdaq National Market, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and reflect price to earnings ratios substantially above historical levels. These trading prices and price to earnings ratios may not be sustained. Market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such companies. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, results of operations and financial condition.

  Control by Principal Stockholders, Executive Officers and Directors. Upon completion of this offering, the Company's executive officers, directors and existing greater than 5% stockholders (and their affiliates) will, in the
aggregate, beneficially own approximately     % of the Company's outstanding
Common Stock (       % if the Underwriters' over-allotment option is exercised
in full). As a result, such persons, acting together, will have the ability to control all matters submitted to stockholders of the Company for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the management and affairs of the Company. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have a material adverse effect on the market price of the Company's Common Stock. See "Management" and "Principal Stockholders."

  Shares Eligible for Future Sale. Sales of substantial amounts of the Company's Common Stock (including shares issued upon the exercise of outstanding warrants and options) in the public market after this offering could adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price that the Company deems
appropriate. In addition to the            shares of Common Stock offered
hereby (assuming no exercise of the Underwriters' over-allotment option), as
of the date of this Prospectus, there will be            shares of Common
Stock outstanding, all of which are restricted shares ("Restricted Shares") under the Securities Act of 1933, as amended (the "Securities Act") as of the
date of this Prospectus. As of such date,          Restricted Shares will be
eligible for sale in the public market. Following the expiration of 120-day and 180-day lock-up agreements with the Company that arise pursuant to
arrangements entered into prior to the Merger,            and
Restricted Shares, respectively, will be available for sale in the public market, and the remaining Restricted Shares will become eligible for sale on May 27, 1999. In addition, as of May 31, 1998, there were outstanding warrants to purchase 3,115,123 shares of Common Stock and options to purchase 1,871,789
shares of Common Stock. In addition, the holders of      Restricted Shares and
warrants to purchase 1,656,285 shares of Common Stock are entitled to certain rights with respect to registration of such shares for sale in the public market. If such holders sell in the public market, such sales could have a material adverse effect on the market price of the Company's Common Stock.

  Immediately after this offering, the Company intends to register approximately 3,461,162 shares of Common Stock subject to outstanding options and reserved for issuance under the 1995 Plan, 1996 Plan, Hiway Florida Plan, 1998 Plan, the Directors Option Plan and the Purchase Plan. See "Shares Eligible for Future Sale."

  Broad Management Discretion in Allocation of Proceeds. The primary purposes of this offering are to obtain additional capital, create a public market for the Common Stock and facilitate future access to public markets. The Company expects to use the net proceeds primarily for working capital and other general corporate purposes. A portion of the net proceeds also may be used to acquire or invest in complementary businesses or products and services or to obtain the right to use complementary technologies. Accordingly, the Company's management will retain broad discretion as to the allocation of most of the proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds."

  Anti-Takeover Effects of Charter Provisions and Delaware Law. Upon completion of this offering, the Company's Board of Directors will have the authority to issue up to 10,000,000 shares of Preferred Stock and to determine the price, powers, designations, preferences, rights and qualifications, limitations or restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock. In addition, the Company's certificate of incorporation and bylaws contain certain provisions that, together with the ownership position of the Company's executive officers and directors and their affiliates, could discourage potential takeover attempts and make more difficult attempts by stockholders to change management which could adversely affect the market price of the Company's Common Stock. For example, the Company's charter documents contain a provision eliminating the ability of the Company's stockholders to take any action by written consent effective upon the closing of this offering. This provision is designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and to render the use of stockholder written consent unavailable as a tactic in a proxy fight. However, such provision could have the effect of discouraging others from making tender offers for the Company's shares, thereby inhibiting increases in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provision also may have the effect of preventing changes in the management of the Company. The Company is also subject to certain provisions of Delaware law that could have the effect of delaying, deterring or preventing a change in control of the Company, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. See "Description of Capital Stock."

  No Prior Market for Common Stock. Prior to this offering, there has been no public market for the Company's Common Stock, and an active public market may not develop or be sustained after this offering and investors may not be able to sell the Common Stock should they desire to do so. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters and may bear no relationship to the price at which the Common Stock will trade upon completion of this offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

  Immediate and Substantial Dilution. Purchasers of the Common Stock in this
offering will suffer immediate and substantial dilution of $       per share
in the net tangible book value of the Common Stock from the initial public offering price. To the extent that outstanding warrants or options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the          shares of
Common Stock offered by the Company hereby (at an assumed initial public
offering price of $          per share) are estimated to be $     million ($
million if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discounts and commissions and offering expenses. The primary purposes of this offering are to obtain additional capital, create a public market for the Common Stock and facilitate future access to public markets. The Company expects to use the net proceeds, over time, for working capital and other general corporate purposes. A portion of the proceeds also may be used to acquire or invest in complementary businesses, products or services or to obtain the right to use complementary technologies. However, the Company has no present understandings, commitments or agreements with respect to any acquisition of businesses, products, services or technologies. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

  Neither the Company nor its California predecessor has paid any cash dividends on its capital stock. The Company's Florida predecessor made distributions of $125,000 and $2,794,435 (net of a refund of $180,000 in May
1998) to its stockholders in 1996 and 1997, respectively, in connection with taxes incurred by the shareholders of Hiway Florida as a result of Hiway Florida's status as a Subchapter S corporation and its generation of net income in 1996, 1997 and the first five months of 1998. The Company does not anticipate paying any cash dividends in the foreseeable future, since the Company intends to retain any earnings to finance the Company's operations and to expand its business. Moreover, under the Company's banking arrangement with Silicon Valley Bank, the Company is not permitted to declare or pay any dividends without the bank's prior consent. See "Certain Transactions."

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1998 (i) on a pro forma basis to reflect the conversion of all outstanding shares of Preferred Stock into shares of Common Stock, and the Merger and the issuance of 21,836,302 shares of Common Stock in the Merger, and (ii) the pro forma capitalization as adjusted to reflect the receipt of the net proceeds
from the sale of the        shares of Common Stock offered by the Company
hereby, at an assumed initial public offering price of $          per share and
after deducting the estimated underwriting discounts and commissions and offering expenses:

                                                             MARCH 31, 1998
                                                          ---------------------
                                                          PRO FORMA AS ADJUSTED
                                                          --------- -----------
                                                             (in thousands)
Short-term debt:
 Current portion of notes payable........................  $   225    $   225
 Current portion of capital lease obligations............      257        257
                                                           -------    -------
  Total short-term debt..................................  $   482    $   482
                                                           =======    =======
Notes payable, less current portion......................  $ 4,995    $ 4,995
Capital lease obligations, less current portion..........      193        193
Stockholders' equity (1):
 Preferred Stock, $0.001 par value per share:
  10,000,000 shares authorized, no shares issued or
   outstanding...........................................       --         --
 Common Stock, $0.001 par value per share:
  60,000,000 shares authorized; 34,759,377 shares issued
  and outstanding, pro forma;         shares issued and
  outstanding, as adjusted...............................       35
 Additional paid-in capital..............................    8,485
 Notes receivable from stockholders......................     (889)      (889)
 Retained earnings.......................................    2,595      2,595
                                                           -------    -------
  Total stockholders' equity.............................   10,226
                                                           -------    -------
   Total capitalization..................................  $15,414    $
                                                           =======    =======

--------
(1) Based on shares outstanding as of March 31, 1998. Does not include (i) 1,934,409 shares of Common Stock issuable upon the exercise of stock options outstanding as of that date under the 1995 Plan, 1996 Plan or Hiway Florida Plan, with a weighted average per share exercise price of $0.88,
    (ii) 1,000,000 shares of Common Stock available as of that date for future grant under the Company's 1998 Plan, (iii) 600,000 shares of Common Stock available for future grant or issuance immediately after this offering under the Directors Plan and the Purchase Plan or (iv) 3,115,123 shares of Common Stock issuable upon the exercise of warrants outstanding as of March 31, 1998, with a weighted average per share exercise price of $2.69. See "Management--Director Compensation," "Management--Employee Benefit Plans," "Description of Capital Stock" and Notes 9-11 and 13 of Notes to Supplemental Consolidated Financial Statements.

                                    DILUTION

  The pro forma net tangible book value of the Company, as of March 31, 1998, was $9.1 million, or $0.26 per share of Common Stock, assuming the conversion of all outstanding shares of Preferred Stock into shares of Common Stock and the issuance of 21,836,302 shares of Common Stock in the Merger. "Pro forma net tangible book value per share" is determined by dividing the number of outstanding shares of Common Stock into the net tangible book value of the Company (total tangible assets less total liabilities). After giving effect to the receipt of the estimated net proceeds from the sale by the Company of the shares of Common Stock offered by the Company hereby (at an assumed
initial public offering price of $     per share and after deducting the
estimated underwriting discounts and commissions and offering expenses), the pro forma net tangible book value of the Company as of March 31, 1998 would
have been approximately $    million, or $     per share. This represents an
immediate increase in pro forma net tangible book value of $      per share to
existing stockholders and an immediate dilution of $     per share to new
investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

   Assumed initial public offering price per share...........           $
    Pro forma net tangible book value per share as of March
     31, 1998................................................  $
    Increase per share attributable to new investors.........
                                                               --------
   Pro forma net tangible book value per share after this of-
    fering...................................................
                                                                        --------
   Dilution per share to new investors.......................           $
                                                                        ========

  The following table summarizes, as of March 31, 1998 on the pro forma basis described above, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing stockholders and by the investors purchasing shares of Common Stock in this offering (before deducting the estimated underwriting discounts and commissions and offering expenses):

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ -----------------------AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT     PERCENT     PER SHARE
                            ---------- ------- ------------ -----------------------
   Existing stockholders... 34,759,377       % $  6,345,000         %     $0.18
   New investors...........                                               $
                            ----------  -----  ------------  -------
     Total.................             100.0% $               100.0%
                            ==========  =====  ============  =======

  The foregoing table assumes (i) the May 1998 conversion of all outstanding shares of Preferred Stock into Common Stock, (ii) the Merger and the issuance of 21,836,302 shares of Common Stock in the Merger in May 1998, (iii) no exercise of the Underwriters' over-allotment option and (iv) no exercise of warrants and stock options outstanding as of March 31, 1998. As of March 31, 1998, there were warrants and options outstanding to purchase a total of 3,115,123 shares and 1,934,409 shares of Common Stock, at weighted average exercise prices of $2.69 and $0.88 per share, respectively. To the extent that any of these warrants or options are exercised, there will be further dilution to new investors. See "Capitalization," "Management--Employee Benefit Plans," "Description of Capital Stock" and Notes 9-11 and 13 of Notes to Supplemental Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Company's Supplemental Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The supplemental consolidated statement of operations data for each of the years in the three-year period ended December 31, 1997, and the supplemental consolidated balance sheet data as of December 31, 1996 and 1997, are derived from supplemental consolidated financial statements of the Company which, except as they relate to the financial statements of Hiway Florida for the period from April 6, 1995 (inception) to December 31, 1995 and for the year ended December 31, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, and, insofar as they relate to the financial statements of Hiway Florida for the period from April 6, 1995 (date of inception) to December 31, 1995 and for the year ended December 31, 1996, by De Meo, Young, McGrath & Company, P.A., independent accountants, and are included elsewhere in this Prospectus. The supplemental consolidated statement of operations data for the three months ended March 31, June 30, September 30 and December 31, 1997 and March 31, 1998, and the supplemental consolidated balance sheet data as of December 31, 1995 and March 31, 1998, are derived from unaudited supplemental consolidated financial statements that are not included herein. The unaudited supplemental consolidated financial statements have been prepared on substantially the same basis as the audited supplemental consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.

                                YEAR ENDED
                               DECEMBER 31,                      THREE MONTHS ENDED
                          -------------------------  ---------------------------------------------
                                                     MAR. 31,  JUNE 30, SEPT. 30, DEC. 31  MAR. 31
                           1995     1996     1997      1997      1997     1997     1997     1998
                          -------  -------  -------  --------  -------- --------- -------  -------
                                         (in thousands, except per share data)
SUPPLEMENTAL
 CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues................  $ 2,011  $12,217  $26,185  $ 5,371   $ 6,164   $ 6,918  $ 7,732  $ 8,844
                          -------  -------  -------  -------   -------   -------  -------  -------
Operating costs and
 expenses:
 Cost of revenues.......      231    3,233    6,798    1,476     1,689     1,667    1,966    2,348
 Sales and marketing....      154    2,555    4,032      714       885     1,009    1,424    1,492
 Product development and
  systems engineering...       97    1,005    2,113      355       484       581      693      717
 General and
  administrative........    2,068    4,641    8,371    1,590     1,786     2,227    2,768    3,027
                          -------  -------  -------  -------   -------   -------  -------  -------
  Total operating costs
   and expenses.........    2,550   11,434   21,314    4,135     4,844     5,484    6,851    7,584
                          -------  -------  -------  -------   -------   -------  -------  -------
Income (loss) from
 operations.............     (539)     783    4,871    1,236     1,320     1,434      881    1,260
 Interest and other
  income (expense), net.      (11)    (118)     (75)     (18)        9        (6)     (60)      62
                          -------  -------  -------  -------   -------   -------  -------  -------
Income (loss) before
 provision for income
 taxes..................     (550)     665    4,796    1,218     1,329     1,428      821    1,322
 Provision for income
  taxes.................        1        1      361       91       103       107       60      176
                          -------  -------  -------  -------   -------   -------  -------  -------
Net income (loss).......  $  (551) $   664  $ 4,435  $ 1,127   $ 1,226   $ 1,321  $   761  $ 1,146
                          =======  =======  =======  =======   =======   =======  =======  =======
Pro forma net income
 (loss) (1).............  $  (551) $   632  $ 2,871  $   737   $   794   $   848  $   492  $   792
                          =======  =======  =======  =======   =======   =======  =======  =======
Pro forma basic net
 income (loss) per share
 (2)....................  $ (0.03) $  0.02  $  0.10  $  0.02   $  0.03   $  0.03  $  0.02  $  0.03
Pro forma diluted net
 income (loss) per share
 (2)....................  $ (0.03) $  0.02  $  0.08  $  0.02   $  0.02   $  0.02  $  0.02  $  0.02
Shares used in computing
 pro forma basic net
 income (loss) per share
 (2)....................   16,871   25,878   30,021   29,599    29,966    29,968   30,549   31,158
Shares used in computing
 pro forma diluted net
 income (loss) per share
 (2)....................   16,871   28,122   34,842   33,765    34,678    35,137   35,656   36,044

                                                   DECEMBER 31,
                                               ---------------------- MARCH 31,
                                                1995    1996   1997     1998
                                               ------  ------ ------- ---------
SUPPLEMENTAL CONSOLIDATED BALANCE SHEET DATA:           (in thousands)
Cash and cash equivalents..................... $   55  $1,588 $ 5,672  $ 6,531
Working capital (deficiency)..................   (503)    389   4,169    4,216
Total assets..................................  1,243   9,539  19,467   22,360
Long-term debt and capital lease obligations,
 less current portion.........................     22     778   5,197    5,188
Total stockholders' equity ...................    487   4,969   8,957   10,226

-------
(1) See Note 17 of Notes to Supplemental Consolidated Financial Statements for an explanation of the determination of pro forma net income (loss).
(2) See Note 18 of Notes to Supplemental Consolidated Financial Statements for an explanation of the computation of per share data.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Supplemental Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those set forth under "Risk Factors."

OVERVIEW

  Hiway is a leading global provider of Web hosting and related enhanced Internet services to small and medium sized businesses. With over 87,000 Web hosting accounts worldwide, the Company believes that it is currently the largest provider of business Web hosting services, as measured by number of Web hosting accounts. The Company focuses on delivering high-quality, reliable and flexible services that are backed by 24x7 customer support and can be scaled to host millions of Web sites.

  The Company was formed in May 1998 through the merger of Best, which was incorporated in September 1994, and Hiway Florida, which was incorporated in April 1995. Prior to the Merger, Hiway Florida was a leading provider of shared server Web hosting domestically and, through its established network of VARs, internationally. Hiway Florida had also begun to expand its distribution channels by entering into relationships with RBOCs and other OEMs. Best was a leading provider of shared server Web hosting bundled with dial-up Internet access in the California market prior to the Merger, and also offered stand-alone high-speed Internet connectivity services and co-location Web hosting services. In 1997 and the first quarter of 1998, Hiway Florida had revenues of $10.4 million and $4.3 million, respectively, and Best had revenues of $15.8 million and $4.5 million, respectively. At March 31, 1998, Hiway Florida had approximately 49,000 Web hosting accounts and Best had approximately 29,000 Web hosting accounts. The merged Company currently expects to focus on shared server Web hosting, both stand-alone and bundled with dial-up Internet access, and to deemphasize stand-alone high-speed Internet connectivity and co-location Web hosting services. The Merger was accounted for as a pooling of interests, and accordingly all prior financial statements have been restated to combine the results of Best and Hiway Florida. Primarily as a direct or indirect result of the Merger, the Company expects to write off up to approximately $1.0 million of related Merger costs in the second quarter of 1998. See "Risk Factors--Limited Operating History," "Risk Factors--Recent Merger; Risk Associated with Integration of Operations" and Notes 1 and 4 of Notes to Supplemental Consolidated Financial Statements.

  The Company is in the process of completing leasehold improvements in a 70,000 square foot state-of-the-art data center and headquarters facility in Boca Raton, Florida, which will replace its existing facility in Boca Raton. Leasehold improvements, equipment and other capital expenditures for this facility are expected to aggregate up to $4.5 million, of which $1.1 million had been spent by March 31, 1998. Most of the remaining expenditures, including relocation costs, will be spent by August 1998. Following the completion of this facility, the Company will maintain two Network Operations Centers, one in Boca Raton and one in Mountain View, California. The Company believes that its two data centers will be adequate to scale its domestic business for at least the next two years. Rather than build international data centers, the Company expects to lease data center space in Europe, Japan and South America as the Company's customer base grows in these geographic regions. As a result, the Company expects that future capital expenditures will occur only incrementally as the Company's business expands.

  The Company derived approximately 18.5% of its revenues internationally in the first quarter of 1998 and expects that this percentage will increase over the next several years. Although a portion of international customers purchase services online directly from the Company, the Company markets and sells shared server Web hosting to international customers and services these customers primarily through its indirect distribution channel comprised of Premier Partners and VARs. Premier Partners are VARs that are responsible for building the Company's brand in their local markets through marketing programs and by establishing a network of additional VARs. The Company has ownership stakes in four of its 11 Premier Partners -- Germany (20%), Japan (35%), France (25%) and the United Kingdom (60%)-- for which it has paid an aggregate of $370,000. The Company grants its Premier Partners and VARs substantial discounts from the Company's retail prices on the services they resell to their customers, and the Premier Partners and VARs are responsible for localizing the Company's services and providing technical support and other services to their customers. The Company denominates its sales to VARs and Premier Partners in U.S. dollars. Thus, fluctuations in the value of the U.S. dollar relative to the currency of a given country may make the Company's services more or less profitable and therefore more or less attractive to VARs selling in that country. See "Risk Factors--Risks Associated With International Expansion and Operations."

  The Company derives its revenues primarily from ongoing monthly fees and one-time setup fees for Web hosting and, to a lesser extent, from similar fees for high-speed Internet connectivity and enhanced Internet services. The Company advertises in traditional and online media to attract potential customers. As a result, to date, the Company has derived a significant majority of its accounts from inbound requests from potential customers. The Company also markets its services through over 1,800 international and domestic VARs and through OEMs, including two RBOCs and SwissCom (a European telecommunications company), which offer the Company an opportunity to derive revenue from the large established customer bases of these companies. In addition, the Company is in discussions with a number of other telecommunications companies regarding possible establishment of distribution relationships. Although the Company contemplates significant increases in advertising in order to attempt to grow sales through its direct sales channel, the Company anticipates that an increasing percentage of its revenues will be derived from sales through its VARs and OEMs. Because sales to VARs and OEMs are made at a discount to the Company's retail prices for similar services, they result in lower gross margins to the Company than direct sales; however, sales and marketing expenses for these reseller channels are significantly less than such expenses for direct sales. As a result, the Company expects that, to the extent the portion of its new customer base from these indirect reseller channels increases, this increase will have a positive effect on its operating margin. See "Risk Factors--Dependence Upon Channel Partners."

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain selected items in the Company's supplemental consolidated statements of operations as a percentage of revenues for the periods indicated. This information has been derived from the Company's unaudited supplemental consolidated financial statements, which, in management's opinion, have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the quarters presented. This information should be read in conjunction with the Supplemental Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The operating results in any quarter are not necessarily indicative of the results for any future period.

                                               THREE MONTHS ENDED
                                  ---------------------------------------------
                                  MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31,
                                    1997     1997     1997      1997     1998
                                  -------- -------- --------- -------- --------
Revenues.........................  100.0%   100.0%    100.0%   100.0%   100.0%
                                   -----    -----     -----    -----    -----
Operating costs and expenses:
 Cost of revenues................   27.5     27.4      24.1     25.4     26.6
 Sales and marketing.............   13.3     14.3      14.6     18.4     16.9
 Product development and systems
  engineering....................    6.6      7.9       8.4      9.0      8.1
 General and administrative......   29.6     29.0      32.2     35.8     34.2
                                   -----    -----     -----    -----    -----
  Total operating costs and
   expenses......................   77.0     78.6      79.3     88.6     85.8
                                   -----    -----     -----    -----    -----
Income from operations...........   23.0     21.4      20.7     11.4     14.2
 Interest and other income
  (expense), net.................   (0.3)     0.2      (0.1)    (0.8)     0.7
                                   -----    -----     -----    -----    -----
Income before provision for in-
 come taxes......................   22.7     21.6      20.6     10.6     14.9
 Provision for income taxes......    1.7      1.7       1.5      0.8      2.0
                                   -----    -----     -----    -----    -----
Net income.......................   21.0%    19.9%     19.1%     9.8%    12.9%
                                   =====    =====     =====    =====    =====

  Revenues. Revenues consist primarily of customer fees for Web hosting and, to a lesser extent, customer fees for high-speed Internet connectivity and enhanced Internet services. Customers typically pay recurring monthly fees and one-time set-up fees for Web hosting and enhanced Internet services and for high-speed Internet connectivity. Monthly fees are generally billed for, and recognized ratably over, the one or three-month billing period selected by a customer, and one-time set-up fees are typically recognized at the time that installation is completed.

  The Company's revenues increased sequentially each quarter from $5.4 million to $6.2 million to $6.9 million to $7.7 million and to $8.8 million in the quarters ended March 31, June 30, September 30 and December 31, 1997 and March 31, 1998, respectively. International revenues increased sequentially each quarter from $809,000 to $952,000 to $1.2 million to $1.3 million and to $1.6 million, a compound quarterly growth rate of 19.3%, while domestic revenues increased sequentially from $4.6 million to $5.2 million to $5.7 million to $6.4 million and to $7.2 million, a compound quarterly growth rate of 12.1%. As a result, the percentage of the Company's revenues derived internationally increased from 15.1% to 15.4% to 17.7% to 17.5% and to 18.5% during the comparison periods.

  Substantially all of this growth in revenues resulted from increases in the number of the Company's Web hosting accounts, which totaled approximately 44,000, 52,000, 59,000, 68,000 and 78,000 at March 31, June 30, September 30
and December 31, 1997 and March 31, 1998, respectively. The Company did not materially alter the pricing of its various Web hosting or high-speed Internet connectivity services during the comparison periods; however, certain shifts in distribution and service mix served to reduce the Company's overall average selling price. During these periods, shared server Web hosting revenues from direct sales, which are made at the Company's retail prices, grew less rapidly than shared server Web hosting sales to VARs and OEMs, which are made at a significant discount from the Company's retail prices. Sales to VARs and OEMs represented 10.5%, 13.0%, 15.3%, 18.7% and 19.1% of the Company's revenues in the quarters ended March 31, June 30, September 30 and December 31, 1997 and March 31, 1998, respectively, while revenues from direct sales represented 89.5%, 87.0%, 84.7%, 81.3% and 80.9%, respectively. Sales to OEMs, although growing, still did not represent a material portion of revenues in the quarter ended March
31, 1998. Overall average selling price during the comparison periods was also reduced by the fact that revenues from shared server Web hosting (with or without dial-up access) grew more rapidly than revenues from high-speed Internet connectivity, which have higher monthly fees. Shared server Web hosting revenues increased from 73.3% of the Company's revenues in the first quarter of 1997 to 80.1% of its revenues in the first quarter of 1998, while high-speed Internet connectivity revenues decreased from 17.8% of the Company's revenues in the first quarter of 1997 to 12.8% of its revenues in the first quarter of 1998. The Company does not plan to devote significant resources to marketing stand-alone high-speed Internet connectivity services.

  In the future, as competition for Web hosting services becomes more intense, the Company may find that competitive pressures will force it to reduce the prices of its services, although the Company may be able to mitigate such pressures by incorporating more features into those services. See "Risk Factors--Competition." Also, if OEMs and VARs, as expected, continue to represent an increasing percentage of the Company's revenues, the Company's average revenues per shared server Web hosting account will decline.

  Cost of Revenues. The Company's cost of revenues is comprised primarily of the Company's Internet connectivity costs, salaries and benefits for Company personnel responsible for provisioning customer accounts and providing customer service and technical support, depreciation of the Company's servers and network equipment, the cost of third-party equipment sold by the Company and merchant fees on credit card transactions. The Company's cost of revenues increased from $1.5 million to $1.7 million to $1.7 million to $2.0 million to $2.3 million in the quarters ended March 31, June 30, September 30 and December 31, 1997 and March 31, 1998, respectively, and represented 27.5%, 27.4%, 24.1%, 25.4% and 26.6% of revenues, respectively. The increases in cost of revenues in absolute dollars were primarily the result of increased Internet connectivity costs, increased salaries and benefits for customer support personnel and increased depreciation of server and network equipment, all of which tend to grow as revenues grow. The Company's cost of revenues remained relatively constant as a percentage of revenues during the comparison periods. The increase in percentage from the third quarter of 1997 to the first quarter of 1998 was primarily the result of increased headcount in the customer support organization in anticipation of growth in the number of Web hosting accounts. The Company expects that its cost of revenues may continue to increase as a percentage of revenues to the extent competitive pressures cause it to reduce prices or increase features and as the Company derives a greater percentage of its revenues from OEMs and VARs, which purchase at discounts from the Company's retail prices. The decreases in gross margin that would result may be offset in part by the fact that the depreciation on the Company's leasehold improvements and equipment at its new data center and headquarters in Boca Raton, Florida will decrease as a percentage of revenues as revenues grow and that, if the Company develops significantly more Internet traffic, it may be able to negotiate lower costs for certain types of Internet connectivity.

  Sales and Marketing. The Company's sales and marketing expenses are comprised primarily of salaries and benefits for the Company's sales and marketing personnel, print and online advertising costs associated with the Company's marketing efforts and costs for trade shows. After increasing gradually in absolute dollar terms in the quarters ended March 31, June 30 and September 30, 1997, the Company's sales and marketing expenses jumped significantly in the quarter ended December 31, 1997 both in absolute dollars and as a percentage of total revenues as a result of increased advertising designed to accelerate the rate of customer growth. The Company's sales and marketing expenses continued to increase in absolute dollars in the first quarter of 1998 but declined as a percentage of revenues as Best reduced its advertising in anticipation of the Merger. The Company has found that its cost of acquiring new direct sales customers has increased each quarter as it seeks to attract not only technologically sophisticated "early adopters" but also more mainstream small and medium sized businesses. The Company expects sales and marketing expenses to continue to increase significantly in absolute dollar terms and, at least through the end of 1998, as a percentage of revenues, as the Company continues to focus on customer growth and to advertise more heavily and in more expensive broadbased publications and online. To the extent revenue growth does not justify continued increases in advertising and promotion expenses, the Company may elect to reduce the rate of growth of such expenses.

  Product Development and Systems Engineering. The Company's product development and systems engineering expenses are comprised almost entirely of salaries and benefits for the Company's product development and systems engineering organizations, which focus on enhancing and administering the functionality and breadth of the Company's Web hosting and enhanced Internet service offerings. Product development and systems engineering expenses increased each quarter in absolute dollars, primarily as a result of hiring additional personnel, but have remained relatively constant as a percentage of revenues since the second quarter of 1997. The Company expects that product development and systems engineering expenses will increase significantly in absolute dollars as the Company continues to develop new service offerings and enhance its network infrastructure and operations but will not increase significantly as a percentage of revenues if revenues increase at the rate expected.

  General and Administrative. The Company's general and administrative expenses are comprised primarily of salaries and benefits for the Company's executive, administrative, human resources, financial and accounting personnel, the Company's occupancy costs and other overhead, depreciation on the Company's leasehold improvements, furniture and fixtures, fees for the Company's outside professional advisers and the allowance for bad debts. The increases in general and administrative expenses in absolute dollars and as a percentage of revenues during 1997 were primarily the result of increased salaries and benefits for personnel as well as increases in fees for outside professional advisers and depreciation. In the first quarter of 1998, the Company experienced a significant increase in rent as a result of its new Blue Lake facility, but general and administrative expenses still declined as a percentage of revenues. The Company expects that general and administrative expenses will increase in absolute dollars but will continue to decline as a percentage of revenues if revenues increase at the rate expected.

  Provision for Income Taxes. The Company's effective income tax rate during 1997 approximated 7.5%. The effective income tax rate differed from the statutory federal rate of 34% as Hiway Florida did not pay taxes at the corporate level during the comparison periods because it operated as a Subchapter S corporation. Best had an effective tax rate of 18.0% throughout 1997, which differed from the statutory rate primarily as a result of a change in the deferred tax valuation allowance. In the first quarter of 1998, the Company's effective tax rate was 13.3%, which differed from the federal statutory rate primarily as a result of the use of net operating loss carryforwards. The Company anticipates that its effective rate for the remainder of 1998 and for 1999 will be approximately 44.0%.

YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

  Revenues. The Company's revenues increased 508% from $2.0 million in 1995 to $12.2 million in 1996 and increased an additional 114% to $26.2 million in 1997. The rapid revenue increases from 1995 to 1997 resulted primarily from the Company's success in increasing its number of Web hosting accounts, which totaled approximately 35,000 and 68,000 at the end of 1996 and 1997, respectively. Best also acquired the assets and ongoing operations of two Internet service providers in July 1996, which resulted in incremental revenues of approximately $900,000 in 1996. Price and service mix changes did not have significant effects on revenues between the comparison periods.

  Cost of Revenues. Cost of revenues increased from $231,000 in 1995 to $3.2 million in 1996 and to $6.8 million in 1997. The rapid increase in costs of revenues from 1995 to 1996 resulted primarily from (i) increased connectivity costs necessary to support a rapidly growing customer base and implement redundancy in the Company's network connectivity, (ii) increased depreciation of servers and network equipment and (iii) increased technical support personnel. In 1997, the Company continued to increase its connectivity and support costs in absolute dollars but began to experience a slight decrease in such costs as a percentage of revenues as the Company achieved some operating leverage in its support personnel.

  Sales and Marketing. The Company's sales and marketing expenses increased from $154,000 in 1995 to $2.6 million in 1996 and $4.0 million in 1997. These increases were primarily the result of hiring additional sales and marketing personnel and expanding marketing and advertising programs in connection with the Company's efforts to create national, international and regional brands. The decline in sales and marketing expenses as a percentage of revenues from 20.9% in 1996 to 15.4% in 1997 was primarily a result of a slowing in the growth rate of the Company's advertising and promotion expenses.

  Product Development and Systems Engineering. Product development and systems engineering expenses increased from $97,000 in 1995 to $1.0 million in 1996 and $2.1 million in 1997. These increases were primarily the result of payroll increases. Product development and systems engineering expenses increased as a percentage of revenues from 4.8% in 1995 to 8.2% in 1996 and then remained relatively constant at 8.1% in 1997.


  General and Administrative. General and administrative expenses increased from $2.1 million in 1995 to $4.6 million in 1996 to $8.4 million in 1997. These increases were primarily the result of increases in headcount, occupancy costs and the provision for bad debts, which generally increases as a percentage of revenues. General and administrative expenses decreased as a percentage of revenues from 102.8% in 1995 to 38.0% in 1996 and 32.0% in 1997.

  Provision for Income Taxes. The Company recorded a $1,000 tax provision for both 1995 and 1996 for minimum state income taxes. No other income taxes were payable since Best incurred losses during these periods and Hiway Florida operated as a Subchapter S corporation. During 1997, Hiway Florida continued to operate as a Subchapter S corporation and therefore paid no tax at the corporate level. In 1997, Best had a provision for income taxes of $361,000, which represented an effective tax rate of 18.0% for Best and 7.5% for the combined Company. The effective tax rate differed from the federal statutory rate of 34.0% primarily as a result of a change in the Company's deferred tax valuation allowance.

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has financed its operations primarily through private sales of equity securities and debt issuances, cash generated from operating activities and various types of equipment loans and lease lines.

  The Company generated $92,000, $1.9 million, $6.5 million and $2.4 million in cash from operations in the years ended December 31, 1995, 1996 and 1997 and the quarter ended March 31, 1998, respectively. Net cash provided by operations in 1995 resulted primarily from increases in accounts payable and other liabilities mostly offset by the Company's net loss for the year. For each of the other periods, net cash provided by operations resulted primarily from the Company's net income plus non-cash depreciation, amortization and doubtful accounts expenses, coupled with increases in deferred revenue, partially offset by increases in accounts receivable.

  Net cash used in investing activities in 1995, 1996, 1997 and the quarter ended March 31, 1998 was $1.0 million, $4.8 million, $5.5 million and $1.6 million, respectively. Net cash used for investing activities in these periods resulted almost entirely from expenditures for network and computer equipment and leasehold improvements and investments in the Company's network infrastructure and, in 1996, cash used to acquire two Internet service products.

  Cash provided by financing activities in 1995, 1996 and 1997 was $1.0 million, $4.4 million and $3.1 million, respectively, and was almost entirely the result of private sales of equity securities and, in 1996 and 1997, $0.8 million and $5.9 million, respectively, of net debt issuances, offset in 1996 and 1997 by distributions to shareholders of $125,000 and $3.0 million, respectively. The distributions were made so that shareholders of Hiway Florida, a Subchapter S corporation, could pay taxes on Hiway Florida's earnings that were attributed to them. The Company did not have any material financing activities in the quarter ended March 31, 1998.

  At March 31, 1998, the principal source of liquidity for the Company was $6.5 million of cash and cash equivalents. As of that date, the Company also had aggregate principal amount of $5 million in 5% Senior Unsecured Notes (the "Notes") outstanding. The Notes bear interest at 5% until January 1, 2000 and then bear interest at 9% through maturity at December 31, 2002. Interest payments on the Notes are due quarterly, and the outstanding principal balance is due at maturity. The Notes may be prepaid at the option of the Company after December 1999, subject to certain conditions, at a premium of ten percent. At March 31, 1998, the Company had no material commitments for capital expenditures but expects such expenditures to be at least $6.5 million in the remainder of 1998. Such expenditures will primarily be for property and equipment in connection with the Company's investments in its network infrastructure and buildout of its Blue Lake facilities in Boca Raton, Florida. The Company also has minimum lease obligations of between $800,000 and $1.2 million annually for the next five years. The Company believes that its existing cash and cash equivalents, the net proceeds from this offering and any cash generated from operations will be sufficient to fund its operating activities, capital expenditures and other obligations through at least the next 18 months. The Company may not be successful in generating sufficient cash flow from operations or in raising additional capital when required in sufficient amounts on terms acceptable to the Company. The failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of its then-current stockholders would be reduced. Furthermore, such equity securities might have rights, preferences or privileges senior to those of the Company's Common Stock.

FACTORS AFFECTING RESULTS OF OPERATIONS AND FINANCIAL CONDITION

  The Company has experienced significant fluctuations in its results of operations on a quarterly and an annual basis. The Company expects to continue to experience significant fluctuations in its quarterly and annual results of operations due to a variety of factors, many of which are outside the Company's control. These factors include: (i) demand for and market acceptance of the Company's services; (ii) introductions of products or services by the Company and its competitors; (iii) reliable continuity of service and network availability; (iv) the ability to increase bandwidth as necessary; (v) the mix of services sold by the Company; (vi) provisions for customer discounts and credits; (vii) customer retention; (viii) the timing and success of marketing efforts and service introductions by the Company and its VARs and OEMs; (ix) the timing and magnitude of capital expenditures, including construction costs relating to the expansion of operations; (x) the introduction by third parties of new Internet and networking technologies; (xi) increased competition in the Company's markets; (xii) changes in the pricing policies of the Company and its competitors; (xiii) fluctuations in bandwidth used by customers; (xiv) the timing and magnitude of expenditures on advertising and promotion; (xv) economic conditions specific to the Internet industry; and (xvi) other general economic factors. In addition, a relatively large portion of the Company's expenses are fixed in the short-term, and therefore the Company's results of operations are particularly sensitive to fluctuations in revenues. Also, if the Company were unable to continue using third-party products in the Company's services offerings, the Company's service development costs could increase significantly. Although the Company has not encountered significant difficulties in collecting accounts receivable in the past, many of the Company's customers are individuals and small businesses, and the Company may not be able to collect accounts receivable on a timely basis. For these and other reasons, in some future quarters, the Company's results of operations may not meet or exceed the expectations of securities analysts or investors, which could have a material adverse effect on the market price of the Company's Common Stock.

  The market for Web hosting and related enhanced Internet services has only recently begun to develop and is evolving rapidly. There is significant uncertainty regarding whether this market ultimately will prove to be viable or, if it becomes viable, whether it will grow. The Company's future growth, if any, will depend upon the willingness of businesses and consumers to outsource Web hosting services and the Company's ability to market its services in a cost-effective manner to a sufficiently large number of customers. The market for the Company's services may not develop further, the Company's services may not be more widely adopted, and significant numbers of businesses, organizations or consumers may not use the Internet for commerce and communication. If this market fails to develop further or develops more slowly than expected, or if the Company's services do not achieve broader market acceptance, the Company's business, results of operations and financial condition would be materially and adversely affected. In addition, to be successful in this emerging market, the Company must be able to differentiate itself from its competition through its service offerings and brand recognition. The Company may not be successful in differentiating itself or achieving market acceptance of its services, and the Company may experience difficulties that could delay or prevent the successful development, introduction or marketing of these services. If the Company incurs increased costs or is unable, for technical or other reasons, to develop and introduce new services or products or enhancements to existing services in a timely manner, or if new services do not achieve market acceptance in a timely manner or at all, the Company's business, results of operations and financial condition could be materially adversely affected.

  An important element of the Company's strategy for growth is to continue to develop its reseller channel through RapidSite, which manages the Company's network of over 1,800 domestic and international VARs, and through the Company's OEM relationships. The Company's VARs typically are Web development or Web consulting companies that also sell the Company's Web hosting services but that do not generally have established customer bases to which they can market the Company's services. Therefore, in those markets, primarily international, where the Company does not focus its direct marketing efforts, the Company is dependent on third parties to stimulate demand for the Company's services. Although the Company attempts to incentivize its VARs by providing them with price discounts on the Company's services that the VARs seek to resell at a profit, the failure of the Company's services to be commercially accepted in certain markets, whether as a result of a VAR's performance or otherwise, could cause the Company's current channel partners to discontinue their relationships with the Company, and the Company may not be successful in establishing additional channel partner relationships as required. The Company has also developed strategic relationships with certain of its international VARs through its "Premier Partner" program. Each of the Company's Premier Partners is responsible for building and supporting a VAR channel, which allows the Company to leverage the Premier Partner's local marketing and distribution expertise, and for helping the Company build the RapidSite brand internationally. In addition, the Company recently has established OEM relationships with several large companies and is pursuing OEM relationships with additional companies. The Company's OEM relationships have not generated a material amount of revenue to date, and, in order for the Company to be successful, revenues generated by OEMs must increase significantly. OEMs and VARs have no obligation to market or resell the Company's Web hosting services, and OEMs can terminate their relationships with the Company with limited or no penalty with as little as 30 days' notice. The loss of Premier Partners, other VARs or OEMs, the failure of such parties to perform under agreements with the Company or the Premier Partner or the inability of the Company to attract and retain new Premier Partners, VARs or OEMs with the industry experience required to market the Company's Web hosting services successfully in the future could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's direct sales efforts may conflict with the efforts of its indirect channel partners, which may adversely affect the Company's relationships with such partners. In addition, to the extent that the Company succeeds in increasing its sales through indirect channels such as Premier Partners, VARs or OEMs, those sales will be at discounted rates, and revenue and gross margin to the Company for each such sale will be less than if the Company had sold the same services to the customer directly.

  In 1996, 1997 and the first three months of 1998, revenues derived from customers outside the United States, primarily in Europe and Asia, represented approximately 9.5%, 14.0% and 18.5%, respectively, of the Company's revenues. The Company's success is dependent in part on expanding its international presence, primarily through the Company's VARs and RapidSite's Premier Partners and their VARs. As a result, the Company will depend upon its VAR network to market and sell its services and manage the accounts of customers internationally. The Company's VARs may not be able to continue to market and sell the Company's Web hosting services successfully. The Company denominates its sales to VARs and Premier Partners in U.S. dollars. Thus, fluctuations in the value of the U.S. dollar relative to the currency of a given country may make the Company's services more or less profitable and therefore more or less attractive to VARs selling in that country. In addition, there are certain risks inherent in conducting business internationally, such as changes in regulatory requirements, export restrictions, tariffs and other trade barriers, differing technology standards, longer payment cycles, political and economic instability, fluctuations in currency exchange rates, imposition of currency exchange controls, seasonal reductions in business activity, increased difficulty in enforcing contracts and potentially adverse tax consequences, any of which could adversely affect the Company's international operations. Furthermore, certain foreign governments, such as Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the United States. One or more of these factors could have a material adverse effect on the Company's current or future international operations and, consequently, on the Company's business, results of operations and financial condition. To the extent that the Company does business in foreign markets directly, the Company will also be subject to risks such as challenges in staffing and managing foreign operations, employment laws and practices in foreign countries and problems in collecting accounts receivable. In addition, the Company or its channel partners may not be able to compete effectively in international markets.

RECENT ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related information." SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company has determined that it does not have any separately reportable business segments.

  In March 1998, the AICPA issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company is reviewing the impact of SOP 98-1, which will be effective for the year ending December 31, 1999.

YEAR 2000 ISSUES

  The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the dates on or after Year 2000 are a known risk. The Company has established procedures for evaluating and managing the risks and costs associated with this problem. However, the Company could incur significant operating expenses or be required to invest in improved computer systems to be Year 2000 compliant. Such expenditures could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company maintains most of its customers' Web pages on UNIX-based servers, which may be impacted by Year 2000 complications. The failure of such servers could have a material adverse effect on the Company's customers, which in turn could have a material adverse effect on the Company's business, results of operations and financial condition.

                                    BUSINESS

THE COMPANY

  Hiway is a leading global provider of Web hosting and related enhanced Internet services to small and medium sized businesses. With over 87,000 Web hosting accounts worldwide, the Company believes that it is currently the largest provider of business Web hosting services, as measured by number of Web hosting accounts. The Company focuses on delivering high-quality, reliable and flexible services that are backed by 24x7 customer support and can be scaled to host millions of Web sites. Hiway's services enable its customers to deploy, expand and update Web sites more rapidly and cost-effectively than internally developed solutions. The Company offers its solutions directly and through VARs and OEMs. Hiway's OEMs include two of the five RBOCs, which two in the aggregate provide telecommunications services to approximately 30% of the U.S. business market.

  The Company was formed in May 1998 through the merger of Best, which was incorporated in September 1994, and Hiway Florida, which was incorporated in April 1995. Prior to the Merger, Hiway Florida was a leading provider of shared server Web hosting domestically and, through its established network of VARs, internationally. Hiway Florida was also seeking to expand the distribution of its services prior to the Merger by entering into relationships with OEMs. Best was a leading provider of shared server Web hosting bundled with dial-up Internet access in the California market prior to the Merger, and also offered stand-alone high-speed Internet connectivity and co-location Web hosting services. In 1997 and the first quarter of 1998, Hiway Florida had revenues of $10.4 million and $4.3 million, respectively, and Best had revenues of $15.8 million and $4.5 million, respectively. At March 31, 1998, Hiway Florida had approximately 49,000 Web hosting accounts and Best had approximately 29,000 Web hosting accounts. Because the Merger was only recently completed, the Company faces a number of risks related to the integration of differing Web hosting services, platforms and technologies, distribution channels, marketing efforts, information systems and management teams. See "Risk Factors--Recent Merger; Risks Associated with Integration of Operations."

INDUSTRY BACKGROUND

  Use of the Internet has grown rapidly in recent years, driven by a number of factors, including the large and growing installed base of personal computers, improvements in network architectures, increasing numbers of network-enabled applications, the emergence of compelling content and commerce-enabling technologies, and easier, faster and cheaper Internet access. IDC estimates that the number of Web users in the United States will increase from approximately 39 million in 1997 to 136 million in 2002, a 28% compound annual growth rate, and that the number of Web users outside the United States will increase even more rapidly from approximately 30 million users in 1997 to 184 million in 2002, a 44% compound annual growth rate. As a result of this growing usage, the Internet has become an important global communications and commerce medium and represents a substantial opportunity for enterprises to interact in innovative ways with a large number of geographically distributed offices, employees, customers, suppliers and partners.

  As use of the Internet grows, enterprises of all sizes are increasingly recognizing the need to take advantage of the Internet in connection with their business operations and product and service offerings. Specifically, enterprises are seeking to establish Web sites that provide information about them and their products and services, and to augment these Web sites with related enhanced Internet services such as secure electronic commerce, unified messaging, customer service, and internal and external communications with geographically distributed offices, employees, customers, suppliers and partners. As a result, high-performance and reliable Web site hosting combined with enhanced Internet services has become increasingly critical for many mainstream enterprises. Many enterprises are seeking to outsource this function in order to ensure reliability, high performance, scalability, sophisticated monitoring and expert management.

  Small and medium sized businesses (i.e., businesses with fewer than 1,000 employees) are expected to generate most of the growth in the Web hosting market. IDC estimates that Web hosting revenues generated by small and medium sized businesses in the U.S. will grow from approximately $217 million in 1997 to over $3.4 billion, or 95% of total estimated U.S. Web hosting revenue, in 2000, a 150% compound annual growth rate. Often, these companies find an outsourced Web hosting solution cost-effective because they typically lack the technology expertise, IT resources, capital, bandwidth needs or ability to bear the time-to-market risks required to install, maintain and monitor their own Web servers and Internet connectivity. Currently, many small and medium sized businesses with a presence on the Internet utilize a Web site to provide basic information about their products and services. However, competition for Web traffic has driven businesses to create Web sites with greater functionality. In addition, Web users expect small and medium sized businesses to continue to augment their Internet presence with enhanced Internet services. As a result, companies are increasingly seeking outsourcing arrangements that enable them to augment their Web sites with related enhanced Internet services such as secure electronic commerce, unified messaging and email. IDC believes that the market for enhanced Internet services in the United States, including Web hosting, will grow from an estimated $352 million in 1997 to over $7 billion in 2000. Given the growth rate of Internet usage internationally, the Company believes that the international Web hosting market for small and medium sized businesses also represents a significant opportunity.

  A variety of companies, such as regional Web hosting companies, ISPs, data center companies and large IT outsourcing firms, offer products and services that attempt to address enterprises' Internet outsourcing needs. However, the products and services offered by these companies often do not effectively meet the needs of small and medium sized businesses. Many regional Web hosting companies and ISPs do not have the sophistication, scalability, reliability, expertise or focus required to meet the evolving needs of large numbers of geographically dispersed and growing small and medium sized businesses. Data center companies and large IT outsourcing firms tend to focus on large enterprises and sophisticated Internet companies and lack the expertise to provide high-quality Web hosting and related enhanced Internet services cost-effectively to a large number of smaller customers. As a result, Hiway believes a significant opportunity exists for a highly-focused company to provide end-to-end, high-quality Web hosting and related enhanced Internet services that will enable large numbers of small and medium sized business to create or enhance a Web presence rapidly and cost-effectively.

THE HIWAY SOLUTION

  Hiway is a leading provider of Web hosting services to small and medium sized businesses, with over 87,000 Web hosting accounts worldwide. The Company also offers a number of related enhanced Internet services. The Company focuses on delivering high-quality, reliable and flexible Web hosting services that are backed by 24x7 customer support and can be scaled to host millions of Web sites. The Company's Web hosting services enable its customers to deploy, expand and update Web sites more rapidly and cost-effectively than internally developed solutions. The Hiway solution provides the following key advantages to its customers:

  High-Quality Performance and Reliability. The Company's Web hosting solutions provide enterprises with mission-critical performance and reliability, ensuring that Web sites load rapidly and are continuously online and functional. The Company's solutions are designed to ensure high-quality performance and reliability through features such as a redundant, high-speed, secure, proprietary network architecture, data centers that are constantly monitored, back-up power sources, secure physical

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facilities, spare servers, regular back-ups and a fault tolerant hosting platform. These features enable Hiway to offer its customers a 99.9% uptime service level warranty.

  Fast and Automated Implementation and Customer Support. The Company has developed a standardized system for delivering its Web hosting solutions that enables customers to deploy Web sites rapidly, eliminating the need for customers to select and purchase costly Web server hardware. This system also reduces the time and IT resources required for customers to deploy and maintain Web sites. In addition, the Company's proprietary technology enables customers to host Web sites on an automated basis, without involvement by Company personnel. The Company supports its Web hosting and related services with a customer service organization that can address technical problems on a 24x7 basis. The Company endeavors to provide rapid and accurate responses through its highly trained service force, which can field questions over the telephone or via e-mail. The Company also provides Web-based customer services that enable users to manage their accounts and Web sites directly.

  Scalability and Flexibility. The Company's Web hosting solutions are designed to be scalable to host increasing amounts of traffic to millions of Web sites, ensuring its customers a consistently high level of performance without interruption in the quality of service as the Company and its customers' Internet operations expand. For customers that experience increasing numbers of visits to their Web sites or that deploy increasingly data intensive Web-based applications, the Company can quickly increase the disk storage and bandwidth available and provide the resources for enhanced Web site functionality. As its customer base grows, the Company also can rapidly increase its Internet connectivity, number of servers and internal network resources in a way that is transparent to its customers. To address the diverse requirements of its customers, the Company offers Web hosting services on a range of operating systems and computing platforms: (i) IRIX (Silicon Graphics platform); (ii) UNIX FreeBSD (Intel/PC platform); (iii) Solaris (Sun Microsystems platform); and (iv) commencing July 1998, Microsoft Windows NT (Intel/PC platform).

  Broad Range of Services. The Company's Web hosting services include Web site publishing and management tools, e-mail management tools, support for third-party Web site-related applications and domain name registration. Although the Company's current revenues are derived primarily from Web hosting services, Hiway also provides to users of these services related enhanced Internet services, including electronic commerce solutions for those enterprises that wish to conduct business on the Web, enhanced disk storage and bandwidth options, and support for the mSQL database interface and for RealAudio and RealVideo (multimedia support applications). In addition to its Web hosting services, the Company offers high-speed Internet access services and co-located Web servers in the San Francisco Bay Area and plans to offer dedicated server Web hosting services globally in the third quarter of 1998 for users that require a higher level of bandwidth or disk storage capacity.

  Ease of Use. The Company has implemented proprietary software tools that allow its customers to order, change and manage their Web sites easily and flexibly, regardless of their level of technical expertise. The Company's Web hosting services provide detailed Web statistics, access to raw log files and tools to provide customers with detailed account and performance information. In addition, the Company offers tools that enable its customers to update their Web site easily and remotely. In addition, the Company is developing a Web site development tool that will enable relatively unsophisticated customers to use intuitive templates to establish a one-page Web presence without the use of more complex Web site authoring applications or third-party Web site development assistance.

  Cost-Effective Solution. The Company's customers benefit from its significant operating experience and the capital and labor investments that it has made to support Web hosting and related enhanced Internet services in an automated fashion. Small and medium sized businesses often cannot afford to develop the hardware, software and IT infrastructure required to deploy a Web site, particularly given constraints on their IT resources and expertise. The Company believes that its external Web hosting solutions are significantly more cost-effective than in-house solutions, especially for users with low bandwidth and disk storage requirements.

STRATEGY

  Hiway's objective is to be the leading global provider of Web hosting and related Internet services to small and medium sized businesses. To achieve this objective, the Company's strategy includes the following key elements:

  Increase Recognition of Established Brands. The Company believes that brand recognition will be an increasingly important decision factor among small and medium sized businesses that are establishing a Web presence. As a result, the Company intends to continue to focus on increasing its brand recognition worldwide. Specifically, the Company intends to market its full range of services aggressively under the national Hiway brand using print media and online campaigns and to take advantage of the Best brand in the California market, where it is well recognized. To avoid channel conflicts, the Company markets internationally and to VARs through its RapidSite brand. The Company also has established and intends to continue to establish strategic co-marketing relationships with leading providers of Web-site creation tools, including Microsoft, in order to further increase brand awareness.

  Deliver High-Quality, Affordable Services. A key element of the Company's success has been its ability to provide sophisticated Web hosting solutions, including support for electronic commerce, at prices affordable to small and medium sized businesses. Establishing a large customer base early in its history has enabled the Company to make the infrastructure investments and to develop the expertise required to deliver and scale its services. The Company intends to continue to take advantage of its established customer base and infrastructure. In addition, the Company has created and continues to improve its proprietary technology, which permits the Company to scale its business without reducing the quality of service or investing in substantial additional network or support infrastructure. For example, the Company has developed Autobahn, a proprietary and sophisticated online ordering and provisioning system that enables customers to set up accounts, change account parameters and check Web site statistics in an automated fashion, without interaction with Company personnel.

  Maximize Direct and Indirect Distribution Channels. The Company seeks to maximize market share by utilizing three distribution channels--direct sales, VARs and OEMs. The Company currently acquires most of its Web hosting customers through an automated online registration process and inbound calls. The Company also maintains a network of over 1,800 VARs in more than 130 countries. These VARs resell the Company's solutions to their existing and potential customers and interface directly with the end user, providing billing customer support and other services to these customers. In addition, the Company has recently commenced the distribution of its services through OEMs. The Company believes that these relationships present a significant opportunity to penetrate the large, established customer bases of these OEMs. The Company's OEM partners include two of the five RBOCs, which two in the aggregate provide telecommunications services to approximately 30% of the business market.

  Expand International Presence. The Company believes that the Web hosting needs of international small and medium sized businesses are not being adequately served and therefore represent a significant growth opportunity. The Company seeks to utilize VARs in local international markets and to develop strategic relationships, through investment or acquisition, with certain of its leading VARs through a "Premier Partner" program. Each of the Company's Premier Partners is responsible for building and supporting a VAR network, which allows the Company to leverage the Premier Partner's local marketing and a distribution expertise. The Company also seeks to sign OEM contracts with international companies with attractive customer bases to further expand its distribution.

  Leverage Innovative and Proprietary Technology. The Company believes that its innovative and proprietary technology is an important factor in differentiating its services, and therefore seeks to take advantage of and improve this technology in order to deliver high-quality Web hosting solutions and to build market share rapidly. The Company has developed specialized innovations to Web server applications that enhance the customer's ability to deploy, expand and update their Web sites and the Company's ability to provide complex Web hosting solutions on a cost-effective and technologically efficient basis. For example, the Company has developed a high-performance, reliable, secure and scalable Web hosting platform that can be deployed in remote data centers in various regions around the world and in OEM customers' local facilities. In addition, the Company is developing a Web site development tool that will enable relatively unsophisticated customers to use intuitive templates to establish a one-page Web presence easily and rapidly.

  Provide Enhanced Internet Services. The Company believes that a significant opportunity exists to provide complementary services to its existing and potential customers. The Company believes that as use of the Internet increases, business needs will become more complex and enterprises will seek more comprehensive Web-based solutions. The Company intends to continue to meet the needs of its current and potential customers in the future by offering related enhanced Internet services which may include expanded electronic commerce capabilities, Web-based faxing and e-mail, unified messaging and "virtual" offices, audio and video applications, automated Web site authoring tools and templates, basic automated marketing tools, and redundant "hot" sites across multiple national and international data centers. The Company seeks to take advantage of third-party technology and products in order to manage development costs while upgrading its solutions.

SERVICES

  The Company's services are designed to provide its customers with the high performance, scalability, flexibility and expertise they need to deploy or expand the functionality of a Web presence. Hiway has designed its services to meet customers' unique business and technical requirements, and has the ability to provide enhanced Internet services as customers' needs evolve. Customers generally pay monthly or quarterly fees for services they utilize, as well as one-time fees for installation and for any equipment purchased by the customer.

 Web Hosting Services

  Shared Server Web Hosting. The Company offers a series of shared server Web hosting plans that allows individuals and businesses to establish a sophisticated presence on the Internet at a reasonable cost. The shared server Web hosting plans allow customers to leverage the expertise and equipment of the Company to deploy an effective Web site. The Company offers four standardized Web hosting options at prices ranging from $25-$300 per month.

  The basic standardized Web hosting option (Plan 1) offers 1,500 megabytes of data transfer per month and 20 megabytes of disk storage. This service level allows customers to store HTML, graphics, video and sound files on a Web site and generally satisfies customers' bandwidth and disk storage requirements. In order to allow customers to use their Web site as an effective interface for communication, the Company provides additional services bundled into its various shared server hosting plans. For example, customers are provided autoresponders, which send pre-defined e-mail messages to visitors to their Web sites, and can establish mailboxes on the Company's server, which allow e-mail associated with the account to be stored and later accessed by the customer. In addition, the Company provides e-mail forwarding from the Company's servers to another location, support for Microsoft FrontPage extensions and chat room capability as part of the basic Web hosting account. The higher tier shared server Web hosting offerings (Plans 2-4) provide customers enhanced services, functionality and resources. Each successive tier allocates the customer more disk storage and increases the monthly data transfer limit. In addition, the more advanced plans offer Real Audio, Real Video and mSQL database support and support for electronic commerce-enabled Web sites. A majority of the Company's current shared server Web hosting customers use the entry-level Plan 1 service, which costs $25 per month.

  The Company has also implemented a variety of tools to allow its customers to use their sites more effectively. Customers are able to update Web sites remotely by sending files through FTP (file transfer

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

protocol). All of the four standardized Web hosting plans feature detailed Web statistics and access to raw log files, giving customers the ability to track the performance and evaluate the effectiveness of their Web sites. In addition, the Company provides a number of popular CGI scripts that allow customers to deploy hit counters, guest books, mail forms and discussion forums rapidly and easily and also supports custom CGI scripts that enable customers to build additional functionality into their Web sites. The Control Panel, a proprietary account interface, increases the control a customer has over Web site management. For example, customers can use the Control Panel to change passwords, set e-mail forwarding options and view Web site statistics.

  The Company derived 37% and 47% of its revenues in 1997 and the first three months of 1998, respectively, from its shared server Web hosting services.

  Shared Server Web Hosting with Dial-up Internet Access. In the California market, the Company offers a series of shared server Web hosting plans with unlimited dial-up Internet access via 36 local access numbers. Currently, the Company offers the plans in most of the San Francisco Bay Area, including the Silicon Valley, and in major portions of the Los Angeles Basin. These plans provide Web hosting on a custom built Intel-based system, using a UNIX operating system that has been optimized for shared server Web hosting. The entry-level plan includes 200 megabytes of data transfer per day and 25 megabytes of disk storage, and costs $30 per month. The Company offers higher-tier bundled plans that provide the customer with more disk storage and an increased monthly data transfer limit, but most of the Company's customers use the entry-level bundled plan.

  The shared server Web hosting with dial-up Internet access plans offer a number of the same services as the four standardized shared server Web hosting plans, including e-mail autoresponders, mailboxes, e-mail forwarding, unlimited FTP, site statistics, CGI scripting and Microsoft FrontPage extensions. Additionally the plans allow customers to access the Company's news and chat servers. Included in the basic plan, customers are provided a local access number and may choose either 28.8 Kbps, 56 Kbps or single-channel ISDN dial-up access through the local access number.

  The Company derived 32% and 30% of its revenues in 1997 and the first three months of 1998, respectively, from its shared server Web hosting with dial-up Internet access services.

  Domain Name Reservation. Each business or individual that desires a personalized Web address must first reserve a domain name. As more individuals and businesses establish a Web presence, desirable domain names, like trade or service marks, become more difficult to secure. For a one-time fee, the Company will register and maintain a domain name for two years or until the customer decides to use the domain name to host an active Web site. Domain name registration generates minimal revenue for the Company, but more importantly provides the Company a marketing advantage when this group of customers selects a Web hosting company.

  Dedicated Server Web Hosting. The Company plans to launch a dedicated server Web hosting solution in the third quarter of 1998 for customers that prefer not to host their Web sites on a shared server. The dedicated server Web hosting solution provides the customer with a Company-owned dedicated server that is maintained by the Company on a 24x7 basis. A dedicated server will allow the customer substantially more server and network resources than available under shared server Web hosting plans. It also will provide customers with the ability to run complex applications without the additional IT administration costs and considerations that customers would experience if they managed their own servers and Web sites internally. The Company will be responsible for all maintenance and system administration and will house the server in one of the Company's data centers. The Company intends to maintain spare equipment and to back up data regularly. The Company expects to offer the dedicated server service at prices starting at approximately $1,500 per month. Actual pricing will depend upon the hardware configuration, level of service and data transfer rates required by the customer.

 Enhanced Internet Services

  Electronic Commerce. The Company offers a variety of electronic commerce solutions to help businesses create and maintain a successful Web storefront. Different electronic commerce plans enable customers to choose the options and level of complexity that meet their individual needs. Merchants inexperienced with the Web can quickly build a simple catalog and begin taking orders via e-mail, while more experienced developers can choose enhanced features to build a sophisticated electronic commerce Web site that includes order taking, credit card processing and order fulfillment. Rather than develop electronic commerce software internally, the Company provides electronic commerce software products from third-party software companies.

  The Company offers a range of Web hosting options with added features to enable electronic commerce at prices starting at $50. Lower-tier electronic commerce Web hosting plans add secure socket layer ("SSL") encryption capability to the basic Web hosting Plan, while higher-tier plans add encryption, a personal Verisign certificate and other electronic commerce features, including support for high-end, third-party electronic commerce software and access to the Company's specialized Network Services Engineers ("NSEs").

  The Company provides a basic shopping cart module that allows customers to track Web site shopper order and billing information. This module is provided at no additional charge to the Company's electronic commerce Web hosting customers. The Company also resells several third-party electronic commerce software packages that help merchants interact with their customers. OpenMarket's ShopSite software enables merchants to build an online store using pre-designed templates, simplifying the creation of the Web site and reducing start-up costs and complex integration. For more sophisticated electronic commerce, Hiway offers Mercantec Softcart, which enables merchants to build customized storefronts that, among other features, allow shoppers to search the entire Web site for products. Mercantec's product can be integrated with various payment systems and accounting packages for an end-to-end electronic commerce solution. Segue Systems provides automated payment processing from credit card authorization to fund capture and settlement, allowing merchants increased electronic commerce functionality. Additionally, the Company supports Cybercash, a product that enables customers to process credit card transactions on a real-time basis, allowing them to accept credit card purchases online and to initiate the credit card authorization process at the time of sale.

  OEM Web Hosting. The Company's end-to-end OEM Web hosting solutions enable OEMs to utilize the Company's proprietary technology, network infrastructure, expertise and customer support organization to provide outsourced private label Web hosting services to their customer bases rapidly and cost effectively. Four tiers of OEM solutions are available depending upon the OEM's Web hosting requirements. Each solution requires the OEM to purchase at least one dedicated Web server from the Company. In addition, OEMs can choose to purchase the additional equipment required to enhance the OEM's private label branding efforts, including an e-mail server to eliminate routing e-mail through Hiway, a DNS server to provide domain names based upon the OEM's brand, and a transaction server to control and customize such events as customer activations, deletions, statistics, plan changes and notices. Most OEM Web hosting solutions take advantage of the Company's high-quality performance and reliability by locating the OEM's equipment in one of the Company's data centers; however, the most advanced OEM solution allows an OEM to locate all required hardware and software in its own data center. The Company has generated minimal revenues to date from its OEM relationships, and these relationships may not generate significant revenues in the future. See "Risk Factors--Dependence on Channel Partners."

  Future Enhanced Internet Services. The Company is exploring other Web-based services through internal development and third-party licensing arrangements to serve the evolving needs of small and medium sized businesses. The Company has focused its efforts on select areas, including expanded electronic commerce capabilities, Web-based faxing and e-mail, unified messaging and "virtual offices," audio and video applications, automated Web site authoring tools and templates, basic automated marketing tools, and redundant "hot" sites across multiple national and international data centers. The Company strives to be market driven, assessing potential opportunities to extend its offerings as they arise and evaluating its ability to implement these solutions in a cost-effective way while maintaining quality of service for its customers.

 Other Services

  Co-location. The Company offers co-location services for customers that require the resources of a dedicated server, but want to retain access to and own their server. The Company's co-location facilities in Mountain View, San Francisco and San Jose, California offer customers a secure location, environmental control, monitoring and a high-speed connection to the Internet at prices starting at $500 per month. Each customer is allocated an enclosed cage and an Ethernet connection to the Company's network. Each co-location facility provides an uninterruptible power source, a back-up diesel generator, raised floor, climate control and 24x7 monitoring. This is an appropriate solution for companies that desire a dedicated server and have the expertise to maintain the Web site and the server. The Company expects co-location services to represent a declining portion of the Company's business over time.

  High-Speed Internet Connectivity. For customers in the San Francisco Bay Area, the Company offers stand-alone high-speed Internet connectivity services independent of the Company's Web hosting services. Customers are able to purchase point-to-point or frame relay connections to the Company's locations in Mountain View, San Francisco or San Jose, California, and thereby leverage the Company's high-speed connections to the Internet. The Company offers value-added services to those customers that purchase high-speed Internet connectivity. For example, customers have the option of purchasing hardware from the Company, and the Company provides engineering support to specifically configure the customer's equipment and test their local connection. The Company expects stand-alone Internet connectivity to represent a declining portion of the Company's business over time.

MARKETING

  The Company's 13-person (as of May 31, 1998) marketing organization is responsible for services management, advertising, marketing communications and public relations, and focuses on stimulating demand for the Company's services and extending the Company's brands. Services management includes defining the Company's services roadmap and bringing to market the portfolio of services and programs that will enable the Company to meet its business objectives. The Company stimulates demand for its services and seeks to extend its brands through a broad range of advertising, marketing communications and public relations activities. The Company relies upon a combination of traditional media and online advertising. The Company focuses its traditional media efforts on advertisements in major business and technical publications, radio spots and direct mail. The Company's online marketing program consists of general rotation and keyword-specific Web banner advertisements. Other marketing vehicles include collateral materials, trade shows, direct response programs and management of the Company's Web site. Public relations focuses on cultivating industry analyst and media relationships with the goal of securing broad media coverage and public recognition of the Company.

  The Company aggressively markets the full range of its Web hosting services under the national Hiway brand using traditional media and online campaigns and takes advantage of the Best brand in the California market. The Company markets internationally and to OEMs and VARs through its RapidSite brand, which the Company established in order to avoid channel conflicts associated with OEM and VAR pricing structures that differ from the Company's retail pricing.

  The Company enters into strategic marketing relationships in order to expand its marketing opportunities and increase brand awareness. For example, the Company, under its Best and Hiway brands, currently represents two of Microsoft's twelve preferred Web hosting service alternatives for the

FrontPage 98 Web authoring tool. The Company currently hosts over 25,000 Web sites created using Microsoft FrontPage, more FrontPage accounts than any of the Company's competitors. The Company also has relationships with a number of Internet hardware, software and services companies that refer potential customers to Hiway. In connection with its marketing relationships, the Company generally provides incentives to its strategic marketing partners or customers referred by them.

DISTRIBUTION AND SALES

  The Company utilizes multiple distribution channels in order to maximize market share. These channels include direct sales, VARs and OEMs. As of May 31, 1998, the Company had 40 employees engaged in distribution and sales.

  Direct Sales. The Company currently acquires most of its Web hosting accounts through online registrations and inbound calls generated through traditional media and online marketing campaigns. The Company offers an automated online sales interface that allows customers to purchase services 24 hours a day and services its inbound calls through its direct sales force. In addition, the Company maintains an outbound telesales group that seeks to generate customer referrals by developing relationships with Web developers. In order to sell its more complex service offerings, the Company has built a sales group dedicated to selling commerce, co-location and connectivity services. These account representatives handle both inbound and outbound customer calls.

  VARs. The Company has established a network of over 1,800 VARs in more than 130 countries that resell the Company's services. These VARs maintain customer relationships after the initial sale by providing technical support, managing customer billing and providing value-added services such as Web page design and system integration. The Company offers its VARs a discount from the Company's retail price on the services the VARs resell to their customers.

  The Company has also developed relationships with Premier Partners in 12 countries. In addition to reselling the Company's services directly to their customers, the Company's Premier Partners are responsible for building the RapidSite brand in their local markets through marketing programs and by recruiting a network of additional VARs. The Company's relationships with its Premier Partners are generally exclusive within their geographic regions provided the Premier Partner attains established performance targets. Premier Partner agreements typically have a duration of one or two years, and Premier Partners are granted a discount from the Company's retail price that is larger than the VAR discount on the services they resell to their customers and VARs. Premier Partners are responsible for all contact with customers including selling, billing and support. Premier Partner relationships allow the Company to maintain a cost-effective extended organization, serving foreign customers in their languages and time zones. The Company has taken an ownership stake in its Premier Partners in the United Kingdom (60%), Japan (35%), France (25%) and Germany (20%). The Company has also established Premier Partner relationships with companies in Brazil, Denmark, Finland, Israel, Norway, Spain, Sweden and Switzerland.

  OEMs. The Company has recently entered into a number of OEM relationships, including relationships with two of the five RBOCs, which two in the aggregate provide telecommunications services to approximately 30% of the U.S. business market. The Company has also entered into an OEM relationship with SwissCom (a European telecommunications company). The Company is in various stages of discussion with other potential OEMs in the telecommunications and cable industries, as well as with companies with attractive target customer bases, such as online search engine and Internet portal companies, ISPs, marketing companies, system integrators and others.

CUSTOMER SERVICE

  The Company provides a number of different support services to its customers. Technical questions are handled by the Technical Support and Network Service Engineering groups, while account and billing questions are handled by the Customer Service and Accounts Receivable/Accounting Solutions groups. Although the Company handles a large portion of its customer service through e-mail and online FAQs, the Company is committed to offering customers the opportunity to talk directly with customer support personnel.

  The Company had 47 technical support representatives on staff as of May 31, 1998. This group is responsible for answering technical questions concerning customers' Web hosting accounts, such as how to transfer Web pages to the Company's servers or how to use the customer control panel. These individuals are highly trained and are available on a 24x7 basis. The Company also provides technical support directly to the customers of certain OEMs.

  The Company also has six NSEs trained to deal with the issues that face customers with more complex services. The NSEs are located in Mountain View, California and are the contact point for high-end electronic commerce hosting, co-location and high-speed Internet connectivity customers. The Company believes that the knowledge and quality of its NSEs provide the Company with an advantage in selling its enhanced Internet services. The internal support organizations of VARs and OEMs can also contact the Company's technical support staff in order to resolve complex Web hosting issues.

  Customers are able to contact representatives in the Company's Customer Service and Accounts Receivable/Accounting Solutions groups during business hours to obtain information on their accounts and resolve any issues that arise. As of May 31, 1998, there are 40 individuals in these groups.

TECHNOLOGY AND NETWORK OPERATIONS

  The Company has developed a high-performance, reliable, secure and scalable Web hosting solution, which the Company believes provides it with a significant competitive advantage. This solution is comprised of multiple proprietary Web hosting platforms that incorporate automated functionality and a highly reliable network infrastructure that includes multiple data centers and is managed on a 24x7 basis by the Company's Network Operations Centers. The Company's strategy in developing its Web hosting solution focuses on utilizing proprietary technological innovations that it integrates with third-party software and hardware.

  Web Hosting Platform. The Company has developed multiple proprietary Web hosting platforms that permit efficient hosting of over two thousand Web sites on a single server. Although industry-standard Web servers can enable Web hosting, the Company believes that efficiently managing large numbers of Web sites and users on a single shared server is technologically difficult and requires significant technological innovations. Accordingly, the Company has focused its technology development efforts on creating various proprietary operating system level tools to facilitate a high-density customer to server ratio. The Company has also customized or developed Web server applications designed to improve performance in a shared server environment and resource monitoring tools designed to report and address scarcity of shared CPU and memory resources. The Company's solution can scale easily, allowing server groups to be added seamlessly and to be monitored centrally wherever they are located. To address the diverse requirements of its customers, the Company offers Web hosting services on a range of operating systems and computing platforms: (i) IRIX (Silicon Graphics platforms); (ii) UNIX FreeBSD (Intel/PC platforms); (iii) Solaris (Sun Microsystems platforms); and (iv) commencing July 1998, Microsoft Windows NT (Intel/PC platforms).

  The Company has developed proprietary software known as Autobahn that allows the Company to provide its services on an efficient and cost-effective basis by automating the following back-end functions: (i) order-taking and processing;
(ii) customer billing via credit cards, check, bank transfer and accounts receivable; (iii) account provisioning and activation; (iv) server management and monitoring; (v) coordination of the e-mail subsystem to integrate e-mail forwarding, multiple e-mail accounts on a single Web site and autoresponders; (vi) inherent distributor--dealer-- customer hierarchy of all data; and (vii) support for third-party feature "plug-ins." In addition, Autobahn incorporates the Company's Control Panel, a front-end interface that allows a customer to set up accounts, change account parameters and check Web site statistics quickly and easily. Autobahn was engineered to maximize automation to achieve high levels of scalability, and the modular design of Autobahn allows additional server groups to be supported easily. Autobahn's language and branding independence enables international VARs and OEMs to localize for foreign languages and customize the Control
Panel interface quickly and with minimal effort.

  Network Operations. In order to provide its customers with high-quality service, the Company has invested substantial resources in building its network infrastructure. The Company has designed its network to avoid single points of failure and to minimize the effect of any interruptions. The Company has also implemented security measures to ensure that the Company's network is protected. Monitoring systems have been put in place to identify potential sources of failure, limit downtime and notify staff of any problems.

  The Company currently has four data centers located in Boca Raton, Florida; Mountain View, California; San Jose, California; and San Francisco, California. All of the Company's data centers are fitted with environmental controls, back-up generators, Cisco routers and switches, and continuous monitoring capabilities to ensure high-quality service with minimal interruptions. The San Jose and San Francisco data centers primarily serve the Company's co-location and high-speed Internet connectivity customers. Both the Florida location and the locations in California are linked to the Internet through MCI, UUNet and Sprint via a total of six 45 Mbps T-3 connections. The Company believes that these full transit, dedicated, diverse connections with the primary Internet backbone carriers provide the best quality service. Although the Company peers at the Metropolitan Area Exchange in the San Francisco Bay Area ("MAE West") to distribute local traffic, the majority of the Company's traffic is routed over the full transit lines to maintain quality and avoid packet loss that may occur at the MAEs. The Company also maintains private peering relationships with Exodus, Frontier/GlobalCenter and AboveNet.

  The Company's Network Operations Centers are located in Boca Raton, Florida and Mountain View, California. The NOCs are responsible for monitoring the Company's entire network on a 24x7 basis. The NOCs employ simple network management protocol ("SNMP") software provided by Hewlett-Packard Openview. This SNMP software allows the Company to monitor each piece of equipment, including routers, switches and servers, and determine its load and temperature. The NOCs also monitor all Internet connections and local telecommunications connections, ensuring that they are functional and properly loaded. The design of the NOCs enables NOC staff to be alerted to problems within five seconds of occurrence, and the Company has established procedures for rapidly resolving any technical problems that arise.

  The Company's bundled shared server Web hosting services with dial-up access and its high-speed Internet connectivity solution require a local extension of the network. The Company maintains 13 local access numbers in the San Francisco Bay Area and 23 local access numbers in the Los Angeles Basin. The Company deploys Lucent Technologies' Port Master3 technology in its point of presence ("POP") locations. All of the POPs are managed remotely with remote power boots and console access. The Company's high-speed Internet connectivity customers are provided local telecommunications services through either Pacific Bell or MFS (a division of WorldCom, Inc.). The Company generally does not maintain telecommunications lines for its high-speed Internet connectivity customers; rather, it facilitates the customer's installation of local telecommunications lines.

COMPETITION

  The market served by the Company is highly competitive and is becoming more so. There are few substantial barriers to entry, and the Company expects that it will face additional competition from existing competitors and new market entrants in the future. The principal competitive factors in this market include: (i) brand name; (ii) Internet system engineering and technical expertise; (iii) quality of service, including network capability, scalability, reliability and functionality; (iv) price; (v) ability to maintain and expand distribution channels; (vi) customer service and support; (vii) broad geographic presence; (viii) variety of services and products offered; (ix) timing of introductions of new and enhanced services and products; (x) network security; (xi) financial resources; and (xii) conformity with industry standards. The Company may not have the resources, expertise or other competitive factors to compete successfully in the future.

  The Company's current and potential competitors include: (i) other Web hosting and Internet services companies; (ii) national and regional ISPs; (iii) global, regional and local telecommunications companies, including the RBOCs;
(iv) large IT outsourcing firms; (v) data center companies; and (vi) cable companies. Many of the Company's competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than the Company. As a result, certain of these competitors may be able to develop and expand their network infrastructures and service offerings more rapidly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisition and other opportunities more readily, devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than can the Company. In addition, these competitors have entered and will likely continue to enter into joint ventures or consortiums to provide additional services competitive with those provided by the Company.

  In an effort to gain market share, certain of the Company's competitors have offered Web hosting services similar to those of the Company at lower prices than those of the Company or with incentives not matched by the Company, including free start-up and domain name registration, periods of free service, low-priced Internet access or free software. In addition, certain of the Company's competitors may be able to provide customers with additional benefits, including reduced communications costs, which could reduce the overall costs of their services relative to those of the Company. The Company may not be able to reduce the pricing of its services or offer incentives in response to the actions of its competitors without a material adverse impact on its operating results. The Company also believes that the market in which it competes is likely to encounter consolidation in the near future, which could result in increased price and other competition that could have a material adverse effect on the Company's business, results of operations and financial condition.

INTELLECTUAL PROPERTY RIGHTS

  The Company relies on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect certain proprietary rights in its services. The Company has no patented technology that would preclude or inhibit competitors from entering the Company's market. The Company has entered into confidentiality and invention assignment agreements with its employees and contractors, and nondisclosure agreements with its suppliers, distributors and certain customers in order to limit access to and disclosure of its proprietary information. These contractual arrangements or the other steps taken by the Company to protect its intellectual property may not prove sufficient to prevent misappropriation of the Company's technology or to deter independent third-party development of similar technologies. The laws of certain foreign countries may not protect the Company's services or intellectual property rights to the same extent as do the laws of the United States. The Company also relies on certain technologies that it licenses from third parties. These third-party technology licenses may not continue to be available to the Company on commercially reasonable terms. The loss of the ability to use such technology could require the Company to obtain the rights to use substitute technology, which could be more expensive or offer lower quality or performance, and therefore have a material adverse effect on the Company's business, results of operations and financial condition.

  To date, the Company has not been notified that the Company's services infringe the proprietary rights of third parties, but third parties could claim infringement by the Company with respect to current or future services. The Company expects that participants in its markets will be increasingly subject to infringement claims as the number of services and competitors in the Company's industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service installation delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to the Company or at all. As a result, any such claim could have a material adverse effect upon the Company's business, results of operations and financial condition.

GOVERNMENT REGULATION

  The Company is not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. Only a small body of laws and regulations currently applies specifically to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, however, it is possible that laws and regulations with respect to the Internet may be adopted at federal, state and local levels, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. Although sections of the Communications Decency Act of 1996 (the "CDA") that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet were held to be unconstitutional by the U.S. Supreme Court, similar laws may be proposed, adopted and upheld. The nature of future legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the CDA could subject the Company and/or its customers to potential liability, which in turn could have a material adverse effect on the Company's business, results of operations and financial condition. The adoption of any such laws or regulations might decrease the growth of the Internet, which in turn could decrease the demand for the services of the Company or increase the cost of doing business or in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to such laws intended to address these issues could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of costs of litigation or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition. In addition, because the Company's services are available over the Internet virtually worldwide, and because the Company facilitates sales by its customers to end users located in multiple states and foreign countries, such jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state or that the Company has a permanent establishment in each such foreign country. The Company is qualified to do business in only Delaware, Florida and California, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for failure to qualify and could result in the inability of the Company to enforce contracts in such jurisdictions. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, could have a material adverse effect on the Company's business, results of operations and financial condition.

EMPLOYEES

  As of May 31, 1998, the Company had 274 employees, of which 53 were in sales, distribution and marketing, 62 were in engineering and service development, 93 were in customer service and technical support and 66 were in finance and administration. The Company believes that its future success will depend in part upon its continued ability to attract, hire and retain qualified personnel. The competition for such personnel is intense, and the Company may not be able to identify, attract and retain such personnel in the future. None of the Company's employees is represented by a labor union, and management believes that its employee relations are good.

FACILITIES

  The Company's executive offices are located in Boca Raton, Florida and consist of approximately 8,620 square feet on Congress Road that are leased pursuant to agreements that expire in 1999 and 2001 and approximately 70,000 square feet at Blue Lake that are leased pursuant to an agreement that expires in 2005. The Company also leases two buildings in Mountain View, California, aggregating approximately 23,850 square feet, under agreements that expire in 1999 and 2002. In addition, the Company leases a sales and technical office consisting of approximately 10,600 square feet in San Francisco, California, under an agreement that expires in 2004, and a co-location facility consisting of approximately 4,390 square feet of space in San Jose, California pursuant to an agreement that expires in 2001. The Company's Network Operations Centers are located at Blue Lake in Boca Raton and in Mountain View, California. The Company also leases space in the San Francisco Bay Area for its points of presence. These sites are located in San Mateo, San Rafael, Pleasanton, Novato, Rohnert Park, Nicosia and Walnut Creek, California.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information regarding the executive officers and directors of the Company:

 NAME                          AGE POSITION
 ----------------------------  --- -----------------------------------------
 Arthur L. Cahoon............   42 Chairman of the Board of Directors, Chief
                                   Executive Officer and Director
 David S. Buzby..............   38 Executive Vice President, Chief Financial
                                   Officer and Director
 Scott H. Adams..............   34 President and Director
 William G. Nesbitt..........   30 Chief Technical Officer and Director
 Steven J. Umberger..........   37 Chief Marketing Officer and Director
 Donald R. Gordon............   47 Chief Operating Officer-East Coast
                                   Operations
 James R. Zarley.............   53 Chief Operating Officer-West Coast
                                   Operations and Director
 Thomas C. Barry(1)(2).......   54 Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  Mr. Cahoon has served as Chairman of the Board of Directors, Chief Executive Officer and a director of the Company since May 1998. From October 1997 to May 1998, he was Chairman of Hiway Florida. Since March 1993, he has served as general partner of Rock Creek Partners, Ltd., an investment company, and executive vice president of James Dahl & Co., an investment banking company. Since January 1995, Mr. Cahoon also has served as executive vice president of Timberland Investment Services, LLP, an investment management company, which he co-founded. In addition, from June 1995 to June 1996, he served as president of QuinStone Industries, Inc., a manufacturing company. Previously, Mr. Cahoon served as executive vice president and chief financial officer of PetroMart, Inc., a petroleum distributor, which he co-founded, and Cain & Bultman, Inc., a wholesale distributor. Mr. Cahoon holds a B.B.A. in accounting and finance from Stetson University.

  Mr. Buzby has served as Executive Vice President, Chief Financial Officer and a director of the Company since May 1998. Since August 1995, he has been Executive Vice President and Chief Financial Officer of Best. From 1992 to January 1995, Mr. Buzby served as chief executive officer of Recycling Resource LLC, a multi-material recycler, which he co-founded. He holds a B.A. in political science from Middlebury College and an M.B.A. from the Harvard Graduate School of Business.

  Mr. Adams has served as President and a director of the Company since May 1998. From April 1995 to May 1998, he served as President, Treasurer and a director of Hiway Florida, which he co-founded. From 1993 to April 1995, Mr. Adams served as president of Adams Computer Consulting, Inc., a consulting company, which he founded. He holds a B.A. in finance from Florida Atlantic University.

  Mr. Nesbitt has served as Chief Technical Officer and a director of the Company since May 1998. From May 1995 to May 1998, he served in various positions with Hiway Florida, which he co-founded, including Vice President-Technology, Secretary and a director. From 1991 to May 1995, he was employed by Unicom Business Systems, Inc., a computer consulting company, most recently as president.

  Mr. Umberger has served as Chief Marketing Officer and a director of the Company since May 1998. From April 1996 to May 1998, he was Executive Vice President--Marketing and a director of Hiway Florida. In 1992, he co-founded and International Authorized Agents, president, an IBM business partner, where he served as president until that company was sold in 1998. In 1992, he founded Acme Barricades Company, a traffic safety rental company, where he served as vice president until that company was sold in 1997. Mr. Umberger holds a B.A. in economics from Virginia Military Institute and an M.B.A. from the College of William and Mary.

  Mr. Gordon has served as Chief Operating Officer-East Coast Operations of the Company since May 1998. From February 1998 to June 1998, he was Chief Operating Officer of Hiway Florida. From 1992 to January 1998, he was a principal of Gordon Stewart & Co., a management consulting company with a focus on the computer industry. From 1991 to December 1997, he served as vice president of Providence Creative Group, Inc., an advertising and marketing firm. Mr. Gordon holds a B.A. in political science from Brown University.

  Mr. Zarley has served as Chief Operating Officer-West Coast Operations and a director of the Company since May 1998. Since December 1996, he has been Chairman, Chief Executive Officer and a director of Best. Since May 1998, Mr. Zarley has served as chairman of Value Click LLC, an on-line advertising company. From 1985 to December 1996, he served as president and chief executive officer of Quantech Corporation, a marketing company, which he founded, and president and chief executive officer of Quantech Information Systems, an information services company, until it was sold to Automated Data Processing, Inc. in 1997. From 1991 to December 1998, Mr. Zarley served as president and chief executive officer of Quantech Investment Company, which he founded.

  Mr. Barry has served as a director of the Company since May 1998. Since December 1996, he has been a director of Best. Since December 1993, he has also served as president of Zephyr Management, L.P., a financial consulting and investment firm, and chairman of CZ Management/South Africa Capital Growth Fund, each of which he founded. From 1983 to December 1993, Mr. Barry served as president and chief executive officer of Rockefeller & Co., Inc., a registered investment advisor. Mr. Barry is also a director of Banco Finantia, South Africa Growth Fund Ltd., the France Growth Fund, Inc. and Levco Series Trust. Mr. Barry holds a B.A. in Latin American studies from Yale University and an M.B.A. from the Harvard Graduate School of Business.

  Each director will hold office until the 1999 Annual Meeting of Stockholders and until his successor is elected and qualified or until his earlier resignation or removal. Each officer serves at the discretion of the Board of Directors (the "Board"). The Company expects to appoint an additional outside director within 90 days of the date of this Prospectus.

BOARD COMMITTEES

  The Audit Committee of the Board consists of Mr. Barry. The Audit Committee reviews the Company's financial statements and accounting practices, makes recommendations to the Board regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by the Company's independent auditors. The Compensation Committee of the Board consists of Mr. Barry. The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for the Company's officers and employees and administers the Company's employee benefit plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  No member of the Compensation Committee of the Board was at any time since the formation of the Company an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Company's Board or Compensation Committee of the Board.

DIRECTOR COMPENSATION

  Directors of the Company do not receive cash compensation for their services as directors but are reimbursed for their reasonable expenses in attending meetings of the Board. No options have been granted to directors of the Company who are not also employees of the Company. For a description of option grants to directors who are also employees of the Company, see "--Executive Compensation."

  In June 1998, the Board adopted the 1998 Directors Stock Option Plan and reserved a total of 300,000 shares of the Company's Common Stock for issuance thereunder. Stockholders are expected to approve the Directors Plan in July 1998. Members of the Board who are not employees of the Company, or any parent or subsidiary of the Company, are eligible to participate in the Directors Plan. Each eligible director who is or becomes a member of the Board on or after the date of this offering (the "Effective Date") will automatically be granted an option for 20,000 shares (an "Initial Grant") on the earlier of the Effective Date or the date such director first becomes a director. Thus, Mr. Barry is the only current director who will receive an Initial Grant. At each annual meeting of stockholders thereafter, each eligible director will automatically be granted an additional option to purchase 10,000 shares (an "Annual Grant") if such director has served continuously as a member of the Board since the date of such director's Initial Grant (or since the Effective Date if such director did not receive an Initial Grant). Initial Grants will vest as to 25% of the total shares on each annual anniversary of the date of grant, provided the optionee continues as a member of the Board or as a consultant to the Company. Annual Grants will vest as to 25% of the total shares on each annual anniversary of the date of grant, provided the optionee continues as a member of the Board or as a consultant to the Company. Options will cease vesting once the individual ceases to provide services as a director or consultant. Following the individual's cessation of services to the Company, he or she will have seven months in which to exercise the options granted under the Directors Plan, 12 months if the cessation of services resulted from the individual's death or disability. The exercise price of all options granted under the Directors Plan will be the fair market value of the Common Stock on the date of grant.

EXECUTIVE COMPENSATION

  The following table sets forth all compensation awarded to, earned by or paid for services rendered to the Company in all capacities during 1997 by (i) the Chief Executive Officer of Best, (ii) the Chief Executive Officer of Hiway Florida and (iii) each executive officer of Best or Hiway Florida as of December 31, 1997 whose annual compensation for 1997 was in excess of $100,000 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                    COMPENSATION
                                                                    ------------
                                                         ANNUAL
                                                      COMPENSATION     AWARDS
                                                      ------------  ------------
                                                                     SECURITIES
                                                                     UNDERLYING
NAME AND PRINCIPAL POSITIONS(1)                       SALARY($)(2)   OPTIONS(#)
-------------------------------                       ------------  ------------
Scott H. Adams......................................    $119,433(3)        --
 President and Treasurer of Hiway Florida
David S. Buzby......................................     150,008      235,010
 Executive Vice President and Chief Financial
 Officer of Best
William G. Nesbitt..................................     123,825(3)        --
 Vice President-Technology of Hiway Florida
Steven J. Umberger..................................     120,487           --
 Executive Vice President-Marketing of Hiway Florida
Robert E. Tomasi (4)................................     193,492       66,667
 Vice President and Chief Operating Officer of Best
James R. Zarley.....................................     125,888       20,000
 Chairman and Chief Executive Officer of Best

--------
(1) For the current positions of each individual continuing as an executive officer of the Company, see "--Executive Officers and Directors" above.
(2) The current annual salary rates for Messrs. Adams, Buzby, Zarley, Nesbitt and Umberger are $160,000, $160,000, $120,000, $160,000 and $160,000,
    respectively. The current annual salary rate for Arthur L. Cahoon, the Company's Chief Executive Officer, is $160,000.

(3) The compensation of Messrs. Adams, Nesbitt and Umberger does not include Subchapter S corporation distributions from Hiway Florida of $1.0 million, $1.1 million and $528,000, respectively. See "Certain Transactions."
(4) Mr. Tomasi took a seven-month leave of absence from Best in December 1997 and is not expected to be an executive officer of the Company following this Offering.

  The following table sets forth further information regarding option grants to each of the Named Executive Officers during 1997. In accordance with the rules of the Securities and Exchange Commission, the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective terms. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted to the end of the option term.

                             OPTION GRANTS IN 1997

                                                                          POTENTIAL REALIZABLE
                                                                            VALUE AT ASSUMED
                                                                            ANNUAL RATES OF
                           NUMBER OF   PERCENTAGE OF                          STOCK PRICE
                          SECURITIES   TOTAL OPTIONS                        APPRECIATION FOR
                          UNDERLYING    GRANTED TO   EXERCISE                OPTION TERM(2)
                            OPTIONS    EMPLOYEES IN    PRICE   EXPIRATION --------------------
NAME                     GRANTED(#)(1)     1997      PER SHARE    DATE       5%        10%
------------------------ ------------- ------------- --------- ---------- --------- ----------
Scott H. Adams..........         --          --%       $  --          --  $      -- $       --
David S. Buzby..........    200,000        21.1         0.75   6/10/2007     94,334    239,061
                             35,010         3.7         0.50   6/10/2007     11,009     27,898
William G. Nesbitt......         --          --           --          --         --         --
Steven J. Umberger......         --          --           --          --         --         --
Robert E. Tomasi........     66,667         7.0         0.75   2/24/2007     31,445     79,688
James R. Zarley.........     20,000         2.1         0.25   6/25/2007      3,144      7,969

--------
(1) These options generally are incentive stock options that were granted at fair market value and vest over a four-year period. These options all accelerated and became fully vested upon the closing of the Merger in May 1997.
(2) The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices. The potential realizable value is based on the term of the option at the time of grant, which is ten years for each of the options set forth in this table.

  The following table sets forth the number of shares acquired upon the exercise of stock options during 1997 and the number of shares covered by both exercisable and unexercisable stock options held by each of the Named Executive Officers at December 31, 1997. Also reported are values of "in-the-money" options, which represent the positive spread between the respective exercise prices of outstanding stock options and $3.00, the fair market value of the shares at December 31, 1997 as determined by the Board.

             AGGREGATE OPTION EXERCISES IN 1997 AND YEAR-END VALUES

                                                   NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                             SHARES                 OPTIONS AT YEAR-END           AT YEAR-END
                            ACQUIRED     VALUE   ------------------------- -------------------------
NAME                     ON EXERCISE(#) REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
------------------------ -------------- -------- ----------- ------------- ----------- -------------
Scott H. Adams..........         --     $     --         --          --     $     --     $     --
David S. Buzby (1)......    240,780      421,365     79,937      52,367      186,381      122,584
William G. Nesbitt......         --           --         --          --           --           --
Steven J. Umberger......         --           --         --          --           --           --
Robert E. Tomasi (1)....         --           --     46,875     125,000      105,469      281,250
James R. Zarley (1).....    333,333      583,333  1,048,085      33,333      969,585       74,583

--------
(1) The closing of the Merger on May 27, 1998 caused all of the remaining options of Messrs. Tomasi, Buzby and Zarley to become exercisable.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

  Best had an employment agreement with James R. Zarley, pursuant to which Mr. Zarley held the position of Chairman of the Board, President and Chief Executive Officer of Best, and received a salary of $10,000 per month. In addition, pursuant to such agreement, Mr. Zarley received an option to purchase 780,000 shares at an exercise price of $0.75 per share and 20,000 shares at an exercise price of $1.25 per share under the 1996 Plan, which vest over a 24-month period, ending December 31, 1998. The agreement also provided that, in the event of an initial public offering or the transfer of ownership of 51% or more of Best, these options would become fully vested and exercisable. As a result of the Merger, the options became fully vested on May 27, 1998. This agreement is terminable by either party upon 10 days' notice.

  Best had an employment agreement with David S. Buzby, pursuant to which Mr. Buzby held the position of Chief Financial Officer and Senior Vice President of Business Development of Best and received a salary of $12,500 per month plus 2% of all net private equity funding raised by Mr. Buzby prior to a public offering. In addition, pursuant to such agreement Mr. Buzby received an option to purchase 80,000 shares at an exercise price of $0.25 per share, and every three months is entitled to receive "evergreen" options to purchase a sufficient number of shares such that he will have the right to purchase 1% of the outstanding Common Stock of Best on a fully diluted basis, capped at 145,010 shares, at an exercise price of $0.50 per share. The Company further agreed to grant an additional option to purchase 200,000 shares at an exercise price of $0.75 per share. The agreement also provided that these options would vest over a 50-month period, with full acceleration upon (i) sale of all or substantially all of Best's assets, (ii) sale of Best, (iii) a merger of Best,
(iv) a change in control of greater than 50% of Best's outstanding stock or
(v) an initial public offering of the Best's securities. As a result of the Merger, the options became fully vested on May 27, 1998. This agreement is terminable at will by either party.

  Best had an employment agreement with Robert E. Tomasi, pursuant to which Mr. Tomasi held the position of Chief Operating Officer at an annual salary of $200,000. In addition, pursuant to such agreement, Mr. Tomasi received an immediately vested option to purchase 66,667 shares of Common Stock at an exercise price of $0.75 per share and an option to purchase 250,000 shares under the 1996 Plan at an exercise price of $0.75 per share, which latter option vests ratably over 48 months ending December 3, 2000. The agreement also provided that, in the event of an initial public offering or the transfer of ownership of 51% or more of Best, these options would become fully vested. As a result of the Merger, the options became fully vested on May 27, 1998. This agreement is terminable by either party upon 10 days' notice. If Mr. Tomasi is terminated without cause, he will receive severance pay equal to one week's salary for every four weeks of service to Best, with a minimum of 16 weeks and a maximum of 26 weeks of severance pay. In December 1997, Best granted an unpaid leave of absence for seven months to Robert E. Tomasi. Pursuant to the agreement whereby such leave of absence was granted, Best will continue to provide full regular employee benefits to Mr. Tomasi, and the options to purchase Common Stock held by him continue to vest during the leave period. In addition, the severance provisions of Mr. Tomasi's employment agreement were eliminated.

  Hiway Florida had employment agreements with Scott H. Adams, Arthur L. Cahoon, William G. Nesbitt and Steven J. Umberger, pursuant to which they held the positions of President, Chairman, Vice President-Technology and Executive Vice President-Marketing, respectively, of Hiway Florida, each at an annual salary of $160,000. In addition, each employment agreement provides that these individuals will receive a bonus starting in 1998 equal to the lesser of 5% of Hiway Florida's earnings before interest and taxes (before bonus) or $140,000. Pursuant to his employment agreement, Mr. Cahoon also purchased a warrant to purchase 280,409 shares of Hiway Common Stock. See "Certain Transactions-- Hiway Florida Transactions"

EMPLOYEE BENEFIT PLANS

  1995 Stock Option Plan. In August 1995, the Board adopted, and in October 1995 the stockholders approved, the 1995 Plan. The 1995 Plan provided for the grant of stock options by the Company to employees, officers, directors, consultants, independent contractors and advisors of the Company or any parent or subsidiary of the Company. A total of 200,000 shares of Common stock were reserved for issuance under the 1995 Plan. Shares that are subject to issuance upon exercise of an option granted under the 1995 Plan that cease to be subject to such option for any reason other than exercise were again available for grant and issuance under the 1995 Plan. The 1995 Plan is administered by the Compensation Committee of the Board. The Compensation Committee has the authority to construe and interpret the 1995 Plan and any agreement made thereunder and make all other determinations necessary or advisable for the administration of the 1995 Plan. The maximum term of an option is ten years and they typically vest over a four-year period. Vesting will stop if the optionee ceases to provide services to the Company or any parent or subsidiary of the Company, but options will generally remain exercisable for a period of three months following the termination of services. If the optionee's termination is for cause, his or her options will generally terminate immediately. If the optionee's termination is due to death or disability, the optionee or his or her estate will generally have twelve months in which to exercise. In the event of certain change of control transactions, outstanding options may be assumed or substituted by the successor corporation. If the successor corporation does not assume or substitute the awards, the options will terminate prior to the effectiveness of the transaction. Options granted under the 1995 Plan before its termination in May 1996 continue to remain outstanding in accordance with their terms, but no further options may be granted under the 1995 Plan.

  1996 Stock Option Plan. In May 1996, the Board adopted and the stockholders approved the 1996 Plan, which served as the successor to the 1995 Plan. The 1996 Plan provided for the grant of stock options by the Company to employees, officers, directors, consultants, independent contractors and advisors of the Company or any parent or subsidiary of the Company. A total of 4,000,000 shares of Common stock were reserved for issuance under the 1996 Plan. Shares that are subject to issuance upon exercise of an option granted under the 1996 Plan that cease to be subject to such option for any reason other than exercise were again available for grant and issuance under the 1996 Plan. The 1996 Plan is administered by the Compensation Committee of the Board. The Compensation Committee has the authority to construe and interpret the 1996 Plan and any agreement made thereunder and make all other determinations necessary or advisable for the administration of the 1996 Plan. The 1996 Plan permits the grant of incentive stock options ("ISOs") and nonqualified stock options ("NQSOs"). ISOs may be granted only to employees of the Company or of any parent or subsidiary of the Company. NQSOs, stock bonuses and restricted stock may be granted to all individuals eligible to receive grants under the 1996 Plan. The exercise price of ISOs must be at least equal to the fair market value of the Company's Common Stock on the date of grant. The exercise price of NQSOs must be at least equal to 85% of the fair market value of the Company's Common Stock on the date of grant. The maximum term of an option is ten years and they typically vest over a four-year period. Vesting will stop if the optionee ceases to provide services to the Company or any parent or subsidiary of the Company, but options will generally remain exercisable for a period of one month following the termination of services. If the optionee's termination is for cause, his or her options will generally terminate immediately. If the optionee's termination is due to death or disability, the optionee or his or her estate will generally have six months in which to exercise. In the event of certain change of control transactions, outstanding options may be assumed or substituted by the successor corporation. If the successor corporation does not assume or substitute the awards, the vesting of the options will accelerate prior to the effectiveness of the transaction and such options will terminate if not exercised with three months of the transaction. Options granted under the 1996 Plan before its termination in March 1998 continue to remain outstanding in accordance with their terms, but no further options may be granted under the 1996 Plan.

  Hiway Florida Stock Option Plan. In January 1997, the Board of Hiway Florida adopted, and in June 1997 the shareholders of Hiway Florida approved, the Hiway Florida Plan. The Hiway Florida Plan provided for the grant of stock options by the Company to employees, officers and consultants of the Hiway Florida or any parent or subsidiary of Hiway Florida. A total of 500,000 shares of Common stock were reserved for issuance under the Hiway Florida Plan. Shares that are subject to issuance upon exercise of an option granted under the Hiway Florida Plan that cease to be subject to such option for any reason other than exercise were again available for grant and issuance under the Hiway Florida Plan. The Hiway Florida Plan is administered by the Compensation Committee of the Board. The Compensation Committee has the authority to construe and interpret the Hiway Florida Plan and any agreement made thereunder and make all other determinations necessary or advisable for the administration of the Hiway Florida Plan. The Hiway Florida Plan permits the grant of incentive stock options ("ISOs") and nonqualified stock options ("NQSOs"). ISOs may be granted only to employees of the Company or of any parent or subsidiary of the Company. NQSOs, stock bonuses and restricted stock may be granted to all individuals eligible to receive grants under the Hiway Florida Plan. The exercise price of ISOs must be at least equal to the fair market value of the Company's Common Stock on the date of grant. The maximum term of an option is ten years and they typically vest over a three-year period. Vesting will stop if the optionee ceases to provide services to the Company or any parent or subsidiary of the Company, but options will generally remain exercisable for a period of three months following the termination of services. If the optionee's termination is for cause, his or her options will generally terminate immediately. If the optionee's termination is due to death or disability, the optionee or his or her estate will generally have twelve months in which to exercise. In the event of certain change of control transactions, outstanding options may be assumed or substituted by the successor corporation. If the successor corporation does not assume or substitute the awards, the options will terminate prior to the effectiveness of the transaction. Upon the Merger, the options outstanding under the Hiway Florida Plan were assumed by the Company and converted into options to purchase Common Stock of the Company. Options granted under the Hiway Florida Plan before its termination in May 1998 continue to remain outstanding in accordance with their terms, but no further options may be granted under the Hiway Florida Plan.

  1998 Equity Incentive Plan. In March 1998, the Board adopted, and in April 1998 the stockholders approved, the 1998 Plan. The 1998 Plan became effective in April 1998 and serves as the successor to the 1996 Plan. Options granted under the 1996 Plan before its termination in March 1998 continue to remain outstanding in accordance with their terms, but no further options may be granted under the 1996 Plan. The 1998 Plan provides for the grant of stock options and the issuance of restricted stock by the Company to employees, officer, directors, consultants, independent contractors and advisors of the Company or any parent or subsidiary of the Company. A total of 1,000,000 shares of Common stock are reserved for issuance under the 1998 Plan. Shares that are subject to (i) issuance upon exercise of an option granted under the 1998 Plan that cease to be subject to such option for any reason other than exercise, (ii) awards granted under the 1998 Plan that are forfeited or are repurchased by the Company at the original issue price and (iii) awards that otherwise terminate without shares being issued will again be available for grant and issuance under the 1998 Plan.

  The 1998 Plan will terminate in March 2008, unless earlier terminated by the Board. No person will be eligible to receive more than 500,000 shares in any calendar year pursuant to equity awards under the 1998 Plan, other than a new employee who will be eligible to receive no more than 800,000 shares in the calendar year in which such employee commences employment. The 1998 Plan will be administered by the Compensation Committee of the Board. The Compensation Committee has the authority to construe and interpret the 1998 Plan and any agreement made thereunder, grant equity awards and make all other determinations necessary or advisable for the administration of the 1998 Plan. The 1998 Plan permits the grant of incentive stock options ("ISOs") and nonqualified stock options ("NQSOs"). ISOs may be granted only to employees of the Company or of any parent or subsidiary of the Company. NQSOs, stock bonuses and restricted stock may be granted to all individuals eligible to receive grants under the 1998 Plan. The exercise price of ISOs must be at least equal to the fair market value of the Company's Common Stock on the date of grant. The exercise price of NQSOs must be at least equal to 85% of the fair market value of the Company's Common Stock on the date of grant. The purchase price of restricted stock will be determined by the Compensation Committee. The maximum term of an option is ten years. Option typically vest over a four-year period. Vesting will stop if the optionee ceases to provide services to the Company or any parent or subsidiary of the Company, but options will generally remain exercisable for a period of three months following the termination of services. If the optionee's termination is for cause, his or her options will generally terminate immediately. If the optionee's termination is due to death or disability, the optionee or his or her estate will generally have twelve months in which to exercise. In the event of certain change of control transactions, outstanding equity awards may be assumed or substituted by the successor corporation. If the successor corporation does not assume or substitute the awards, the awards will terminate prior to the effectiveness of the transaction.

  1998 Employee Stock Purchase Plan. In June 1998, the Board adopted the Purchase Plan, reserving a total of 300,000 shares of the Company's Common Stock for issuance thereunder. Stockholders are expected to approve the Purchase Plan in July 1998. The Purchase Plan will become effective on the first business day on which price quotations for the Company's Common Stock are available on the Nasdaq National Market. The Purchase Plan permits eligible employees to acquire shares of the Company's Common Stock through payroll deductions. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. Except for the initial offering, each offering under the Purchase Plan will be for a period of 24 months (the "Offering Period") commencing on February 1 and August 1 of each year and ending on July 31 and January 31 of the second year thereafter. The first Offering Period will begin on the date on which price quotations for the Company's Common Stock are first available on the Nasdaq National Market and will end on July 31, 2000, unless otherwise determined by the Board. Except for the first Offering Period, each Offering Period will consist of four purchase periods, each six months in length ("Purchase Period"). The Board has the power to change the duration of Offering Periods or Purchase Periods without stockholder approval, provided that the change is announced at least 15 days prior to the scheduled beginning of the first Offering Period or Purchasing Period to be affected. Eligible employees may select a rate of payroll deduction between 2% and 10% or 15% of their base compensation, subject to certain limits set forth in the Purchase Plan. The purchase price for the Company's Common Stock purchased under the Purchase Plan is 85% of the lesser of the fair market value of the Company's Common Stock on the first day of the applicable Offering Period or on the last day of the respective Purchase Period.

  401(k) Plan. The Company sponsors the Hiway Technologies, Inc. 401(k) Plan (the "401(k) Plan"). Employees who complete three months of service with the Company are eligible to participate ("Participants"). Participants may contribute up to 15% of their current compensation, up to a statutorily prescribed annual limit, to the 401(k) Plan. Each Participant is fully vested in his or her salary reduction contributions. Participant contributions are held in trust as required by law. Individual Participants may direct the trustee to invest their accounts in authorized investment alternatives. The 401(k) Plan is intended to qualify under Section 401(a) of the Internal Revenue Code so that contributions to the 401(k) Plan, and income earned on such contributions, are not taxable to Participants until withdrawn or distributed from the 401(k) Plan.

                              CERTAIN TRANSACTIONS

  Since January 1, 1995, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of the Common Stock of the Company had or will have a direct or indirect interest other than (i) compensation arrangements, which are described where required under "Management," and (ii) the transactions described below.

BEST TRANSACTIONS

  In July 1995, Robert D. Leppo, a greater than 5% stockholder of the Company, and David S. Buzby, the Executive Vice President, Chief Financial Officer and a director of the Company, purchased 600,000 shares and 100,000 shares, respectively, of the Company's Common Stock for $150,000 and $25,000, respectively.

  In January 1996, Best issued a warrant to purchase 133,000 shares of the Company's Common Stock, with an exercise price of $0.50 per share, to Mr. Leppo in consideration for his guaranteeing the repayment of $800,000 loaned to Best. In March 1997, Best repaid this loan in full and Mr. Leppo surrendered his warrant to Best for cancellation.

  In January 1996, Best issued a warrant to purchase 100,000 shares of Common Stock to BI Partners, LLC, an affiliate of Thomas C. Barry, a director of the Company, in connection with the loan by BI Partners, LLC of $200,000 to the Company. The loan bore interest at 6% and was convertible into Series A Preferred Stock of Best at the rate of $2.00 per share. The Company repaid this loan in July 1996. The warrant, which continues to be outstanding, has an exercise price of $0.50 and expires in January 2001.

  In July 1996 and March 1997, Mr. Leppo, in July 1996 BI Partners, LLC, and in March 1997 James R. Zarley, the Chief Operating Officer-West Coast and a director of the Company, and Mr. Buzby purchased 2,200,000 shares, 240,000 shares, 240,000 shares and 200,000 shares of Series B Common Stock of Best, respectively, for $2.75 million, $300,000, $300,000 and $250,000, respectively. Each share of Series B Common Stock was converted into one share of the Company's Common Stock prior to the Merger. See "Description of Capital Stock-- Registration Rights."

  In November 1997, Best loaned Mr. Zarley and the Buzby-Vasan 1997 Trust, of which Mr. Buzby is a trustee, $254,161 and $128,516, respectively, in connection with their purchase of 333,333 shares and 240,781 shares, respectively, of Best Common Stock pursuant to the exercise of options. The notes are full recourse, bear simple interest at the rate of 8.5% per annum, are secured by the shares that were purchased, and become due on the earliest of (i) 30 days after the borrower's resignation or termination for cause, (ii) the sale of any of the shares purchased with the note or (iii) November 4, 1998.

  In May 1998, the Board of Best approved loans to Mr. Zarley and Mr. Buzby in the amounts of $355,824 and $88,045 in connection with the purchase of 466,667 shares and 132,340 shares, respectively, of the Company's Common Stock pursuant to the exercise of options. The loans bear interest at the floating rate equal to the prime rate plus 2%. All principal of and interest on these loans become due upon the earlier of May 1999 or three months following the Company's initial public offering.

HIWAY FLORIDA TRANSACTIONS

  In April 1995, Scott H. Adams, President and a director of the Company, and William G. Nesbitt, Chief Technical Officer and a director of the Company, each purchased shares which subsequently split into 1,900,000 shares of Hiway Florida Common Stock for $100 at the founding of the Company. In the

Merger, Mr. Nesbitt's 1,900,000 shares and Mr. Adams' 1,749,206 shares remaining after the sales described below were exchanged for 7,861,070 shares and 7,237,174 shares, respectively, of the Company's Common Stock.

  In May 1996, Steven J. Umberger, Chief Marketing Officer and a director of the Company, purchased 950,000 shares of Hiway Florida Common Stock for $225,000. In the Merger, these shares were exchanged for 3,930,535 shares of the Company's Common Stock.

  During 1997, Arthur L. Cahoon, Chairman of the Board of Directors and Chief Executive Officer of the Company, and James H. Dahl, a greater than 5% stockholder of the Company, purchased 197,917 shares and 329,861 shares, respectively, of Hiway Florida's Common Stock for $187,500 and $312,500. In the Merger, these shares were exchanged for 818,862 and 1,364,768 shares of the Company's Common Stock, respectively.

  In conjunction with the employment of Mr. Cahoon as Chairman of the Board of Directors of Hiway Florida in November 1997, Hiway Florida sold to Mr. Cahoon for a $280,409 promissory note warrants to purchase 280,409 shares of Hiway Florida Common Stock at an exercise price of $11.50 per share. As a result of the Merger and the reincorporation, the warrant represents the right to purchase 1,160,165 shares of the Company at an exercise price of approximately $2.78.

  In October 1997, Scott H. Adams, President and a director of the Company, sold 98,016 shares, 37,699 shares and 15,079 shares of Hiway Florida Class A Common Stock to the Dahl Children Trust, Mr. Cahoon and William L. Dahl for $649,999, $250,003 and $99,998, respectively. In the Merger, these shares were exchanged for 405,531 shares, 155,976 shares and 62,387 shares, respectively, of the Company's Common Stock.

  In 1996 and 1997, in connection with taxes incurred by Hiway Florida's shareholders as a result of Hiway Florida's status as a Subchapter S corporation and its generation of net income in 1996, 1997 and the first five months of 1998, Hiway Florida made the following net distributions: Mr. Adams-- $52,000 in 1996 and $1.0 million in 1997; Mr. Cahoon--$12,000 in 1997; Mr.
Dahl--$148,000 in 1997 (including $5,000 in distributions to trusts for the benefit of Mr. Dahl's children); Mr. Nesbitt--$52,000 in 1996 and $1.1 million in 1997; and Mr. Umberger--$21,000 in 1996 and $528,000 in 1997. Of the
aggregate amounts paid in 1997, $800,000 related to the shareholders' 1996 tax liability.

                             PRINCIPAL STOCKHOLDERS

  Except as otherwise noted, the following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of May 31, 1998 (assuming the conversion of all Preferred Stock to Common Stock and the issuance of Common Stock in exchange for Hiway stock upon the Merger) by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers and (iv) all current executive officers and directors as a group.

                                                   PERCENTAGE OF SHARES
                                                  BENEFICIALLY OWNED (2)
                                 NUMBER OF SHARES ---------------------------
                                   BENEFICIALLY    BEFORE           AFTER
NAME OF BENEFICIAL OWNER            OWNED (1)     OFFERING       OFFERING(3)
------------------------         ---------------- -----------    ------------
William G. Nesbitt (4)..........     7,861,070             22.6%
Scott H. Adams (4)(5)...........     7,237,174             20.8
Steven J. Umberger (4)(6).......     3,930,535             11.3
Robert D. Leppo (7).............     2,943,047              8.5
Arthur L. Cahoon (4)(8).........     2,135,003              5.9
James H. Dahl (9)...............     1,770,298              5.1
Eugene P. Jarvis (10)...........     1,730,000              5.0
James R. Zarley (11)............     1,250,150              3.5
David S. Buzby (12).............       748,121              2.1
Thomas C. Barry
 BI Partners, LLC (13)..........       620,000              1.8
Robert E. Tomasi (14)...........       516,667              1.5
All current executive officers
 and directors as a group
 (8 persons) (15)...............    25,571,011             69.8

--------
 (1) Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
 (2) Percentage ownership is based on 34,794,494 shares outstanding as of May
     31, 1998 and             shares outstanding after this offering. Shares of
     Common Stock subject to options or warrants that are currently exercisable or exercisable within 60 days of March 31, 1998 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
 (3) Assumes that the Underwriters' over-allotment option to purchase up to shares from the Company is not exercised.
 (4) The address of Messrs. Nesbitt, Adams, Umberger and Cahoon is c/o Hiway Technologies, Inc., 5050 Blue Lake Drive, Suite 100, Boca Raton, Florida, 33431.
 (5) Represents 1,000,000 shares held of record by Franklin H. Adams as Trustee of the Scott H. Adams Grantor Retained Annuity Trust dated May 29, 1998 and 6,237,174 shares held of record by Mr. Adams.
 (6) Represents 3,180,535 shares held of record by Mr. Umberger, 500,000 shares held of record by Margaret Norine Davis as Trustee of the Steven J. Umberger Grantor Retained Annuity Trust III dated May 29, 1998, 175,000 shares held of record by Timothy D. Umberger as Trustee of the Steven J. Umberger Grantor Retained Annuity Trust I dated May 29, 1998 and 75,000 shares held of record by Carolyn Davis Oates as Trustee of the Steven J. Umberger Grantor Retained Annuity Trust II dated May 29, 1998.
 (7) The address of Mr. Leppo is 5655 College Ave., #250, Oakland, California 94618.

 (8) Represents 250,000 shares held of record by Pam Fitch as Trustee of the Arthur Logan Cahoon Grantor Retained Annuity Trust dated May 29, 1998, 1,885,003 shares subject to immediately exercisable warrants held of record by Mr. Cahoon.
 (9) Represents 1,364,768 shares held of record by William L. Dahl as Trustee of the James H. Dahl Grantor Retained Annuity Trust dated May 29, 1998, 202,765 shares held of record by the Dahl Children Trust for the benefit of James A. Dahl; 202,765 shares held of record by the Dahl Children Trust for the benefit of Kathryn W. Dahl. The address of each individual and entity is c/o James H. Dahl, 1200 Riverplace Blvd., Suite 902, Jacksonville, Florida 32207.
(10) The address of Mr. Jarvis is 3401 N. California Street, Chicago, IL 60618.
(11) Represents 388,150 shares held of record by Mr. Zarley, 333,333 shares held of record by The Zarley Family Trust dated as of May 1, 1994, 62,000 shares held of record by Quantech Investment Co., which was founded by Mr. Zarley, and 466,667 shares subject to immediately exercisable options held of record by Mr. Zarley. See "Certain Transactions."
(12) Represents 615,781 shares held of record by David S. Buzby and Susheela D. Vasan, Trustees of the Buzby-Vasan 1997 Trust and 132,340 shares subject to immediately exercisable options held of record by Mr. Buzby. See "Certain Transactions."
(13) Represents 520,000 shares and 100,000 shares subject to warrant held of record by BI Partners, LLC of which Mr. Barry is the founder and manager. See "Certain Transactions."
(14) Represents 334,792 shares held of record by Mr. Tomasi, 10,000 shares held of record by Mr. Tomasi's children and 171,875 shares subject to immediately exercisable options held of record by Mr. Tomasi. See "Management--Employment Agreements and Change in Control Arrangements."
(15) Includes the shares subject to options that are identified in footnotes
     (11), (12) and (14).

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, $0.001 par value per share, and 10,000,000 shares of Preferred Stock, $0.001 par value per share. As of May 31, 1998, there were outstanding 34,794,494 shares of Common Stock held of record by 149 stockholders, warrants to purchase 3,115,123 shares of Common Stock and options to purchase 1,861,162 shares of Common Stock.

COMMON STOCK

  Subject to preferences that may apply to shares of Preferred Stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in the Company's Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon a liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock and payment of other claims of creditors. Each outstanding share of Common Stock is, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors is authorized, subject to limitations prescribed by Delaware law, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and rights of the shares of each wholly unissued series and designate any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The issuance of Preferred Stock with voting or conversion rights could adversely affect the voting power or other rights of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

WARRANTS

  As of March 31, 1998, the Company had outstanding warrants to purchase 3,115,123 shares of Common Stock at a weighted average per share exercise price of $2.69. These warrants will expire in 2001 and 2002. See "Certain Transactions."

ANTI-TAKEOVER PROVISIONS

 Delaware Law

  Section 203 ("Section 203") of the Delaware General Corporation Law is applicable to corporate takeovers of Delaware corporations. Subject to certain exceptions set forth therein, Section 203 provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (a) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder,

(b) upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (c) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative votes of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder. Except as specified in Section 203, an interested stockholder is generally defined to include any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date, and the affiliates and associates of such person. Under certain circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect not to be governed by Section 203, effective 12 months after adoption. The Company's Certificate of Incorporation and Bylaws do not exclude the Company from Section
203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Board since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of the Company, which could depress the market price of the Common Stock and which could deprive the stockholders of opportunities to realize a premium on shares of the Common Stock held by them.

 Charter and Bylaw Provisions

  The Company's Certificate of Incorporation and Bylaws contain certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. The Company's Certificate of Incorporation provides that stockholders may not take action by written consent but may only act at a stockholders' meeting, and that special meetings of the stockholders of the Company may only be called by the Chairman of the Board or a majority of the Board. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and to render the use of stockholder written consent unavailable as a tactic in a proxy fight. However, such provision could have the effect of discouraging others from making tender offers for the Company's shares, thereby inhibiting increases in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provision also may have the effect of preventing changes in the management of the Company.

REGISTRATION RIGHTS

  Following this Offering, the holders of approximately 5,315,123 shares of Common Stock (issued upon conversion of Preferred Stock or issuable upon the exercise of warrants) and their permitted transferees are entitled to certain rights with respect to the registration of such shares ("Registrable Securities") under the Securities Act. All such registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in such registration.

  Under the terms of agreements between Hiway Florida and certain individuals and entities (the "Hiway Holders") holding warrants to purchase approximately 2,815,123 shares of Common Stock (the "Hiway Securities"), if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, the Hiway Holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. At any time after the first anniversary date of the effectiveness of the registration of the Company's Common Stock under the Exchange Act, the Hiway Holders may require the Company, on one occasion, to register all or a portion of their Registrable Securities on Form S-3 (or any successor form). If a Hiway Holder is able to sell his Hiway Securities under Rule 144 in a three-month period, the rights of that Hiway Holder to request inclusion in any Company registration terminate.

  Under the terms of an agreement between Best and Robert D. Leppo, an 8.5% stockholder of the Company (the "Best Preferred Holder"), of approximately 2,200,000 shares of Common Stock (the "Best Preferred Securities") issued upon conversion of Preferred Stock, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, other than the Company's initial public offering, the Best Preferred Holder is entitled to notice of such registration and are entitled to include shares of such Common Stock therein. Further, the Best Preferred Holder may require the Company to maintain the effectiveness of such registration for approximately 180 days. The right of the Best Preferred Holder to request inclusion in such registration will terminate upon the earlier of (i) three years following this Offering or
(ii) such time that the Best Preferred Holder holds less than 2% of the outstanding stock of the Company.

  Under the terms of agreements between Best and the holders (the "Best Warrant Holders") of warrants to purchase approximately 300,000 shares of Common Stock (the "Best Warrant Securities"), if the Company proposes to register any of its securities under the Securities Act (other than registrations related solely to employee benefit plans or Rule 145 under the Securities Act), either for its own account or for the account of other security holders exercising registration rights, other than the Company's initial public offering, the Best Warrant Holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. In the event the registration Represents at least two million shares, the Best Warrant Holders may request inclusion of 50% of the Best Warrant Securities. In the event the registration Represents fewer than two million shares, the Best Warrant Holders may request inclusion of the lesser of 50% of the Best Warrant Securities or 10% of the total number of shares registered. If, at any time on or after the closing of this Offering, all shares of Best Securities may immediately be sold under Rule 144 (or any other applicable exemption that allows for resale free of registration) during any 3-month period, the right of Best Warrant Holders to request inclusion in such registration will terminate.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is
                     . Its telephone number is                         .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no market for the Common Stock of the Company, and a significant public market for the Common Stock may not develop or be sustained after this offering. Future sales of substantial amounts of Common Stock (including shares issued upon exercise of outstanding options and warrants) in the public market after this offering could adversely affect market prices prevailing from time to time and could impair the Company's ability to raise capital through sale of its equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual restrictions on resale that arise pursuant to arrangements entered into prior to the Merger. Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future.

  Upon completion of this offering, the Company will have outstanding shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding warrants or options. Of these
shares, the     shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.
shares held by existing stockholders (the "Restricted Shares") are subject to various lock-up agreements with the Company providing that, with certain limited exceptions, the stockholder will not offer, sell, contract to sell, grant an option to purchase, make a short sale or otherwise dispose of or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of any shares of Common Stock or any option or warrant to purchase shares of Common Stock or any securities exchangeable for or convertible into shares of Common Stock for a period of 120 days or 180 days after the date of this Prospectus. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be salable until 121 days after the date of this Prospectus. Beginning 121 days after the
date of this Prospectus,     Restricted Shares and beginning 181 days after
the date of this Prospectus,     Restricted Shares will be eligible for sale
in the public market, although all but            shares will be subject to
certain volume limitations. The remaining     Shares will become eligible for
sale in the public market, subject to certain volume limitations, on May 27, 1999. In addition, as of March 31, 1998, there were outstanding warrants and options to purchase 5,049,532 shares of Common Stock (of which approximately shares are expected to be issued prior to the closing of the offering upon the exercise of warrants, and warrants to purchase approximately shares are expected to remain outstanding following the closing of the offering). All of such options and warrants will be subject to lock-up agreements with the Company. Beginning 181 days after the date of this Prospectus, 1,230,652 shares issuable upon exercise of such options will be eligible for sale in the public market.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then
outstanding (which will equal approximately          shares immediately after
this offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this
Prospectus before selling such shares. However,     shares issued pursuant to
Rule 701 are subject to lock-up agreements with the Company and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering.

  Immediately after this offering, the Company intends to file a registration statement under the Securities Act covering shares of Common Stock subject to outstanding options under the 1995 Plan, the 1996 Plan, the Hiway Florida Plan and the 1998 Plan and reserved for issuance under the 1998 Plan, the Directors Plan and the Purchase Plan, as well as certain shares of Common Stock subject to outstanding warrants granted outside of such plans. Based on the number of shares subject to outstanding options and warrants at March 31, 1998 and currently reserved for issuance under all such plans, such registration
statement would cover approximately              shares. Such registration
statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates of the Company, be available for sale in the open market immediately after the 180-day lock-up agreements expire. Also beginning 12 months after the date of this offering, holders of warrants to purchase 2,815,123 shares of Common Stock of the Company will be entitled to certain rights with respect to registration of such shares of Common Stock for sale in the public market. See "Description of Capital Stock--Registration Rights."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Bear, Stearns & Co. Inc., have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

UNDERWRITER                                                     NUMBER OF SHARES
-----------                                                     ----------------
BT Alex. Brown Incorporated....................................
Donaldson, Lufkin & Jenrette Securities Corporation............
Bear, Stearns & Co. Inc........................................
                                                                  -----------
  Total........................................................
                                                                  ===========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not in
excess of $   per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $   per share to certain other dealers.
After the initial public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be
purchased by it shown in the above table bears to          , and the Company
will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same
terms as those on which the           shares of Common Stock offered hereby
are being offered.

  Subject to applicable limitations, the Underwriters, in connection with this offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil, liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Company has agreed that until 180 days after the date of this Prospectus, it will not, without the prior written consent of BT Alex. Brown Incorporated, sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock or any options, rights or warrants with respect to any Common Stock or register for sale under the Securities Act, any Common Stock, except for shares issued pursuant to securities granted or issued under the 1996 Plan, the 1998 Plan, the Directors Plan or the Purchase Plan. See "Shares Eligible for Future Sale."

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Prior to the offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined through negotiations between the Company and the Representatives of the Underwriters. Among the factors to be considered in such negotiations are the prevailing market conditions, the price earnings ratios of publicly traded companies that the Company and the Representatives of the Underwriters believe to be comparable to the Company, revenues and earnings of the Company in recent periods, estimates of the business potential of the Company, the present state of the Company's business operations and other factors deemed relevant.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Fenwick & West LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Venture Law Group, A Professional Corporation, Menlo Park, California.

                                    EXPERTS

  The supplemental consolidated financial statements included in this Prospectus, except as they relate to the financial statements of Hiway Florida as of December 31, 1996 and for the period from April 6, 1995 (date of inception) to December 31, 1995 and for the year ended December 31, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, and, insofar as they relate to the financial statements of Hiway Florida as of and for the periods so indicated, by De Meo, Young, McGrath & Company, P.A., independent accountants, whose reports thereon appear herein. The report of Coopers & Lybrand L.L.P. presents their opinion on the supplemental consolidated financial statements prepared in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the Merger. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of said firms as experts in auditing and accounting.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

  Effective January 20, 1998, Hiway Florida selected Coopers & Lybrand L.L.P. as its principal auditors to replace De Meo, Young, McGrath & Company, P.A., who were dismissed as auditors of Hiway Florida on that date. The decision to change independent accountants was approved by the Hiway Florida Board of Directors and was made to facilitate the combination of the financial statements of Hiway Florida and Best because Coopers & Lybrand L.L.P. were Best's independent accountants. In connection with the audits for the years ended December 31, 1995 and 1996, there were no disagreements with De Meo, Young, McGrath & Company, P.A., on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to the satisfaction of De Meo, Young, McGrath & Company, P.A., would have caused them to make reference to the matter in their report.

                             ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedule thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedule thereto. Statements contained in this Prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the exhibits and schedule thereto may be inspected without charge at the offices of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Information concerning the Company is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

  The Company intends to furnish to its stockholders annual reports containing financial statements audited by its independent accountants and to make available to its stockholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

                            HIWAY TECHNOLOGIES, INC.

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                          PAGE
                          ----
Report of Coopers &
 Lybrand L.L.P.,
 Independent
 Accountants............  F-2
Report of De Meo, Young,
 McGrath & Company,
 P.A., Independent
 Accountants............  F-4
Supplemental
 Consolidated Balance
 Sheets.................  F-5
Supplemental
 Consolidated Statements
 of Operations..........  F-6
Supplemental
 Consolidated Statements
 of Stockholders'
 Equity.................  F-7
Supplemental
 Consolidated Statements
 of Cash Flows..........  F-8
Notes to Supplemental
 Consolidated Financial
 Statements.............  F-9

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Hiway Technologies, Inc.:

  We have audited the accompanying supplemental consolidated balance sheets of Hiway Technologies, Inc. (the Company), formerly Best Internet Communications, Inc., as of December 31, 1996 and 1997, and the related supplemental consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  The accompanying supplemental consolidated financial statements give retroactive effect to the merger of Best Internet Communications, Inc. (Best) and Hiway Technologies, Inc. (Hiway Florida) on May 27, 1998, which has been accounted for as a pooling of interests as described in Notes 1 and 4 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

  We did not audit the balance sheet of Hiway Florida as of December 31, 1996, and the statements of operations, stockholders' equity and cash flows for the period from April 6, 1995 (date of inception) to December 31, 1995 and for the year ended December 31, 1996, which have been included in these supplemental consolidated financial statements. The assets of Hiway Florida represented 23% of the Company's total supplemental consolidated assets as of December 31, 1996. The revenues of Hiway Florida represented 2% and 22% of the Company's total supplemental consolidated revenues for the years ended December 31, 1995 and 1996, respectively. The net income of Hiway Florida was $15,000 compared to the Company's total supplemental consolidated net loss of $551,000 for the year ended December 31, 1995, and $1,138,000 compared to total supplemental consolidated net income of $664,000 for the year ended December 31, 1996. The financial statements of Hiway Florida as of December 31, 1996 and for the period from April 6, 1995 (date of inception) to December 31, 1995 and for the year ended December 31, 1996 were audited by other auditors whose unqualified reports have been furnished to us and our opinion, insofar as it relates to amounts included for Hiway Florida for such periods, is based solely on the report of the other auditors.

  In our opinion, based on our audits and the report of other auditors, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.

San Jose, California
May 27, 1998

To the Board of Directors and Stockholders
Hiway Technologies, Inc.

  The supplemental consolidated financial statements included herein have been adjusted to give effect to the reincorporation of the Company in Delaware as described more fully in Note 20 to the financial statements. The above report is in the form that will be signed by Coopers & Lybrand L.L.P. upon the effectiveness of such reincorporation assuming that, from May 27, 1998 to the effective date of such reincorporation, no other events shall have occurred that would affect the accompanying supplemental consolidated financial statements or notes thereto.

                                          Coopers & Lybrand L.L.P.

San Jose, California
May 27, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of Hiway Technologies, Inc.
Boca Raton, Florida

  We have audited the accompanying balance sheet of Hiway Technologies, Inc. as of December 31, 1996 and the related statements of income, retained earnings and cash flows for the period from April 6, 1995 (date of inception) to December 31, 1995 and the year ended December 31, 1996. These financial statements are the responsibility of Hiway Technologies, Inc.'s management. Our responsibility is to express an opinion on the financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hiway Technologies, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the period from April 6, 1995 (date of inception) to December 31, 1995 and for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          De meo, Young, McGrath & Company,
                                           P.A.

September 17, 1997
Fort Lauderdale, Florida

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                      (in thousands, except share amounts)

                                         DECEMBER 31,                 PRO FORMA
                                        ---------------   MARCH 31,   MARCH 31,
                                         1996    1997       1998        1998
                                        ------  -------  ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
                ASSETS
CURRENT ASSETS:
 Cash and cash equivalents............  $1,588  $ 5,672    $ 6,531
 Accounts receivable, net of allowance
  for doubtful accounts of $373,
  $1,072 and $1,198, respectively.....   1,380    2,550      3,139
 Note receivable......................      --      160        160
 Inventory--equipment held for resale.      71       35         29
 Prepaid expenses and other current
  assets..............................     237      297        422
 Deferred taxes.......................      --      342        342
                                        ------  -------    -------
   Total current assets...............   3,276    9,056     10,623
Property and equipment, net...........   4,813    8,706      9,925
Deposits and other....................      68      196        330
Investments...........................      --      344        370
Intangible assets, net of accumulated
 amortization of $101, $318 and $371,
 respectively.........................   1,382    1,165      1,112
                                        ------  -------    -------
   Total assets.......................  $9,539  $19,467    $22,360
                                        ======  =======    =======
 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable.....................  $1,165  $ 1,234    $ 1,652
 Accrued payroll and related
  liabilities.........................     265      458        734
 Other accrued liabilities............     201      141        293
 Deferred revenue.....................     981    2,578      3,246
 Current portion of notes payable.....     140      225        225
 Current portion of capital lease
  obligations.........................     135      251        257
                                        ------  -------    -------
   Total current liabilities..........   2,887    4,887      6,407
Deferred rent.........................     105      119        232
Deferred taxes........................      --      307        307
Notes payable, less current portion...     541    4,944      4,995
Capital lease obligations, less
 current portion......................     237      253        193
Convertible note payable..............     800       --         --
                                        ------  -------    -------
   Total liabilities..................   4,570   10,510     12,134
                                        ------  -------    -------
Commitments (Note 8)
STOCKHOLDERS' EQUITY:
 Preferred stock, convertible and
  redeemable, $0.001 par value:
   Authorized: 10,000,000 shares;
   Series B:
    Authorized: 4,000,000 shares;
    Issued and outstanding: 2,822,000,
     3,462,000, 3,462,000 and no
     shares pro forma (Note 17),
     respectively.....................   3,441    4,229      4,229     $    --
    Liquidation preference: $3,528,
     $4,328 and $4,328, respectively
 Common stock, $0.001 par value:
   Authorized: 60,000,000 shares;
   Issued and outstanding: 27,776,620,
    31,120,237, 31,297,377 and
    34,759,377 shares pro forma,
    respectively......................      28       31         31          35
 Additional paid-in capital...........   1,512    4,137      4,260       8,485
 Notes receivable from stockholders...      --     (889)      (889)       (889)
 Retained earnings (accumulated
  deficit)............................     (12)   1,449      2,595       2,595
                                        ------  -------    -------     -------
     Total stockholders' equity.......   4,969    8,957     10,226     $10,226
                                        ------  -------    -------     =======
      Total liabilities and
       stockholders' equity...........  $9,539  $19,467    $22,360
                                        ======  =======    =======

 The accompanying notes are an integral part of these supplemental consolidated financial statements.

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands, except share amounts)

                                YEAR ENDED DECEMBER        THREE MONTHS ENDED
                                        31,                    MARCH 31,
                               ------------------------  ----------------------
                                1995    1996     1997       1997        1998
                               ------  -------  -------  ----------- ----------
                                                         (UNAUDITED) (UNAUDITED)
Revenues.....................  $2,011  $12,217  $26,185    $5,371      $8,844
                               ------  -------  -------    ------      ------
Operating costs and expenses:
  Cost of revenues...........     231    3,233    6,798     1,476       2,348
  Sales and marketing........     154    2,555    4,032       714       1,492
  Product development and
   systems engineering.......      97    1,005    2,113       355         717
  General and administrative.   2,068    4,641    8,371     1,590       3,027
                               ------  -------  -------    ------      ------
    Total operating costs and
     expenses................   2,550   11,434   21,314     4,135       7,584
                               ------  -------  -------    ------      ------
Income (loss) from
 operations..................    (539)     783    4,871     1,236       1,260
Other income (expense).......      (7)      --       67        12         193
Interest expense.............      (4)    (118)    (142)      (30)       (131)
                               ------  -------  -------    ------      ------
Income (loss) before
 provision for income taxes..    (550)     665    4,796     1,218       1,322
Provision for income taxes...       1        1      361        91         176
                               ------  -------  -------    ------      ------
Net income (loss)............  $ (551) $   664  $ 4,435    $1,127      $1,146
                               ======  =======  =======    ======      ======
Pro forma net income data
 (unaudited) (Note  17):
  Income (loss) before
   provision for income
   taxes.....................  $ (550) $   665  $ 4,796    $1,218      $1,322
  Pro forma provision for
   income taxes..............       1       33    1,925       481         530
                               ------  -------  -------    ------      ------
    Pro forma net income
     (loss)..................  $ (551) $   632  $ 2,871    $  737      $  792
                               ======  =======  =======    ======      ======
  Pro forma basic net income
   (loss) per share..........  $(0.03) $  0.02  $  0.10    $ 0.02      $ 0.03
                               ======  =======  =======    ======      ======
  Pro forma diluted net
   income (loss) per share...  $(0.03) $  0.02  $  0.08    $ 0.02      $ 0.02
                               ======  =======  =======    ======      ======

 The accompanying notes are an integral part of these supplemental consolidated financial statements.

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
  FOR THE THREE YEARS ENDED DECEMBER 31, 1997 AND THREE MONTHS ENDED MARCH 31,
                                      1998
                      (in thousands, except share amounts)

                              SERIES B                                      NOTES       RETAINED
                          PREFERRED STOCK    COMMON STOCK     ADDITIONAL  RECEIVABLE    EARNINGS       TOTAL
                          ---------------- ------------------  PAID-IN       FROM     (ACCUMULATED STOCKHOLDERS'
                           SHARES   AMOUNT   SHARES    AMOUNT  CAPITAL   STOCKHOLDERS   DEFICIT)      EQUITY
                          --------- ------ ----------  ------ ---------- ------------ ------------ -------------
BALANCES, JANUARY 1,
 1995...................         -- $   --         --   $ --    $   --      $  --       $    --       $    --
Issuance of common stock
 for cash, net of
 issuance costs of $7...         --     -- 22,622,141     22       990         --            --         1,012
Issuance of common stock
 for services rendered..         --     --    510,000      1        25         --            --            26
Net loss................         --     --         --     --        --         --          (551)         (551)
                          --------- ------ ----------   ----    ------      -----       -------       -------
BALANCES, DECEMBER 31,
 1995...................         --     -- 23,132,141     23     1,015         --          (551)          487
Issuance of common stock
 and exercise of stock
 options for cash, net
 of issuance costs of
 $3.....................         --     --  4,509,479      5       430         --            --           435
Issuance of common stock
 for acquisitions.......         --     --    135,000     --        67         --            --            67
Issuance of preferred
 stock for cash, net of
 issuance costs of $86..  2,822,000  3,441         --     --        --         --            --         3,441
Net income..............         --     --         --     --        --         --           664           664
Distributions by Hiway
 Florida (a Subchapter S
 corporation)...........         --     --         --     --        --         --          (125)         (125)
                          --------- ------ ----------   ----    ------      -----       -------       -------
BALANCES, DECEMBER 31,
 1996...................  2,822,000  3,441 27,776,620     28     1,512         --           (12)        4,969
Issuance of common stock
 and exercise of stock
 options for cash.......         --     --  2,279,503      2       544         --            --           546
Issuance of common stock
 and exercise of stock
 options for notes......         --     --  1,084,114      1       608       (609)           --            --
Repurchase of common
 stock..................         --     --    (20,000)    --       (40)        --            --           (40)
Issuance of warrants for
 note...................         --     --         --     --       280       (280)           --            --
Issuance of warrant.....         --     --         --     --     1,233         --            --         1,233
Issuance of preferred
 stock for cash, net of
 issuance costs of $12..    640,000    788         --     --        --         --            --           788
Net income..............         --     --         --     --        --         --         4,435         4,435
Distributions by Hiway
 Florida (a Subchapter S
 corporation)...........         --     --         --     --        --         --        (2,974)       (2,974)
                          --------- ------ ----------   ----    ------      -----       -------       -------
BALANCES, DECEMBER 31,
 1997...................  3,462,000  4,229 31,120,237     31     4,137       (889)        1,449         8,957
Exercise of stock
 options for cash.......         --     --    177,140     --       123         --            --           123
Net income..............         --     --         --     --        --         --         1,146         1,146
                          --------- ------ ----------   ----    ------      -----       -------       -------
BALANCES, MARCH 31, 1998
 (unaudited)............  3,462,000 $4,229 31,297,377   $ 31    $4,260      $(889)      $ 2,595       $10,226
                          ========= ====== ==========   ====    ======      =====       =======       =======

 The accompanying notes are an integral part of these supplemental consolidated financial statements.

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                     YEAR ENDED          THREE MONTHS ENDED
                                    DECEMBER 31,              MARCH 31,
                                ----------------------  ----------------------
                                 1995    1996    1997      1997        1998
                                ------  ------  ------  ----------  ----------
                                                        (UNAUDITED) (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss)............. $ (551) $  664  $4,435    $1,127      $1,146
 Adjustments to reconcile net
  income (loss) to net cash
  provided by operating
  activities:
 Depreciation and
  amortization.................     87     608   1,371       256         314
 Amortization of intangibles...     --     101     217        58          53
 Services rendered in exchange
  for common stock.............     26      --      --        --          --
 Provision for doubtful
  accounts.....................      8     365     699       212         126
 Loss on sale of property and
  equipment....................     --      39       2        --          --
 Accretion of interest on
  convertible debt.............     --      --      --        --          78
 Deferred taxes................     --      --     (35)       --          --
 Changes in operating assets
  and liabilities:
  Accounts receivable..........    (92) (1,660) (1,869)     (417)       (715)
  Inventory....................    (30)    (41)     36        (8)          6
  Prepaid expenses and other
   current assets..............     (4)   (233)    (60)      105        (125)
  Deposits.....................    (34)    (15)   (128)      (15)       (134)
  Accounts payable.............    360     804      69      (407)        418
  Accrued liabilities..........    150     316     133       191         428
  Deferred revenue.............    115     866   1,597       427         668
  Deferred rent................     57      48      14         3         113
                                ------  ------  ------    ------      ------
   Net cash provided by
    operating activities.......     92   1,862   6,481     1,532       2,376
                                ------  ------  ------    ------      ------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Proceeds from sale of property
  and equipment................     --      47       7        --           2
 Purchases of property and
  equipment.................... (1,047) (3,491) (4,955)     (918)     (1,535)
 Issuance of note receivable...     --      --    (160)       --          --
 Purchase of investments.......     --      --    (344)       --         (26)
 Acquisitions..................     --  (1,312)     --        --          --
                                ------  ------  ------    ------      ------
 Net cash used in investing
  activities................... (1,047) (4,756) (5,452)     (918)     (1,559)
                                ------  ------  ------    ------      ------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Proceeds from issuance of
  common stock.................  1,012     422     500       500          --
 Proceeds from exercise of
  stock options................     --      13      46         6         123
 Proceeds from issuance of
  preferred stock..............     --   3,441     788       788          --
 Repurchase of common stock....     --      --     (40)       --          --
 Proceeds from (repayment of)
  convertible notes............     --     800    (800)     (800)         --
 Proceeds from notes payable...     --      43   5,912        --          --
 Principal payments on notes
  payable......................     --     (79)   (190)      (40)        (27)
 Proceeds from stockholder
  loans........................      9      --      --        --          --
 Repayment of stockholder
  loans........................     (8)    (21)     --        --          --
 Principal payment on capital
  lease obligations............     (3)    (67)   (187)      (45)        (54)
 Distributions to stockholders.     --    (125) (2,974)     (800)         --
                                ------  ------  ------    ------      ------
 Net cash provided by (used
  in) financing activities.....  1,010   4,427   3,055      (391)         42
                                ------  ------  ------    ------      ------
Net increase in cash and cash
 equivalents...................     55   1,533   4,084       223         859
Cash and cash equivalents,
 beginning of period...........     --      55   1,588     1,588       5,672
                                ------  ------  ------    ------      ------
Cash and cash equivalents, end
 of period..................... $   55  $1,588  $5,672    $1,811      $6,531
                                ======  ======  ======    ======      ======

 The accompanying notes are an integral part of these supplemental consolidated financial statements.

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND THE THREE MONTHS ENDED MARCH
                        31, 1997 AND 1998 IS UNAUDITED)
             (in thousands, except for share and per share amounts)

1. COMPANY BACKGROUND

  Hiway Technologies, Inc. (the Company), formerly Best Internet Communications, Inc. (Best), was incorporated in California on September 21, 1994. Activity from September 21, 1994 (date of inception) to December 31, 1994 was not significant and has been included in the results for the year ended December 31, 1995. On May 27, 1998, Best merged with Hiway Technologies, Inc. (Hiway Florida), a company based in Florida, and will change its name to Hiway Technologies, Inc. in July 1998. Hiway Florida was formed on April 6, 1995 and operated as a Subchapter S corporation.

  The Company is a leading global provider of Web hosting and related enhanced Internet services to small and medium sized businesses. The Company focuses on delivering high-quality, reliable and flexible services that are backed by 24x7 customer support.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation:

  The supplemental consolidated financial statements of the Company have been prepared to give retroactive effect to the merger with Hiway Florida on May 27, 1998. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted by the pooling of interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation; however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

 Principles of Consolidation:

  The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

  The Company has minority investments in certain of its foreign resellers. Due to the Company's inability to exercise significant influence over these entities, the investments are accounted for under the cost method of accounting.

 Management Estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND THE THREE MONTHS ENDED MARCH
                        31, 1997 AND 1998 IS UNAUDITED)
             (in thousands, except for share and per share amounts)


 Cash and Cash Equivalents:

  The Company considers all highly liquid investments purchased with original maturities of three months or less, and short-term borrowings from banks and other financial institutions which are due on demand to be cash equivalents. These instruments are stated at cost, which approximates fair value.

 Fair Value of Financial Instruments:

  Carrying amounts of certain financial instruments held by the Company including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the notes payable and capital lease obligations approximates fair value.

 Inventory:

  Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market, and consists primarily of third party equipment for resale.

 Property and Equipment:

  Property and equipment is stated at cost and is depreciated on a straight line basis over their estimated useful lives of five to seven years. Leasehold improvements are amortized over the length of the lease or estimated useful life, whichever is less. Major additions and betterments are capitalized, while replacements, maintenance, and repairs that do not improve or extend the life of the assets are charged to expense. In the period assets are retired or otherwise disposed of, the costs and related accumulated depreciation and amortization are removed from the accounts, and any gain or loss on disposal is included in results of operations.

 Intangible Assets:

  Intangible assets consist of goodwill which arose from the acquisition of two Internet service providers in 1996 (see Note 4) and are amortized on a straight-line basis over their estimated useful lives of seven years. The Company reviews the carrying value of goodwill for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

 Revenue Recognition:

  Revenues consist primarily of Web hosting and Internet service fees, set-up fees and equipment sales. The Company generally sells its Web hosting services for contractual periods ranging from one to three months. Revenues from these services are recognized ratably over the contractual period. Internet service fees consist of fixed monthly amounts that are recognized as the service is provided. Payments received in advance of providing services are deferred until the period such services are provided. Set-up fees and equipment sales are recognized when installation is completed.

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND THE THREE MONTHS ENDED MARCH
                        31, 1997 AND 1998 IS UNAUDITED)
             (in thousands, except for share and per share amounts)

 Advertising:

  The Company charges advertising costs to expense as they are incurred. Advertising expense for the years ended December 31, 1995, 1996 and 1997 was $113, $988 and $1,353, respectively.

 Product Development:

  Product development expenses are charged to operations as incurred.

 Income Taxes:

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to affect taxable income. Valuation allowances are established when, in management's estimate, there is uncertainty over the recovery of deferred tax assets. The provision for income tax is comprised of taxes payable for the current period, plus the net change in deferred tax amounts during the period.

  Income taxes are recognized in these consolidated financial statements for the operations of Best which was a C Corporation during all periods presented. Because Hiway Florida was a Subchapter S corporation during all periods presented, the income taxes for Hiway Florida's operations were the responsibility of that company's stockholders. Pro forma income tax expenses, as though both Best and Hiway Florida reported on a combined basis as a C corporation is disclosed in Note 17.

 Unaudited Interim Financial Information:

  The accompanying interim balance sheet as of March 31, 1998 and the statements of operations and cash flows for the three months ended March 31, 1997 and 1998 together with the related notes are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary to present fairly, in all material respects, the financial position, as of March 31, 1998 and the results of operations and cash flows for the three months ended March 31, 1997 and 1998. Results for the three months ended March 31, 1997 and 1998 are not necessarily indicative of results for an entire year.

 Recent Accounting Pronouncements:

  In 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," which is effective for the year ending December 31, 1998.

  In March 1998, the AICPA issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company is reviewing the impact of SOP 98-1, which will be effective for the year ending December 31, 1999.

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND THE THREE MONTHS ENDED MARCH
                        31, 1997 AND 1998 IS UNAUDITED)
             (in thousands, except for share and per share amounts)

3. BUSINESS RISKS AND CREDIT CONCENTRATION

  The Company operates in the intensely competitive Internet industry which is characterized by rapid technological change, short product life cycles, and heightened competition. Significant technological changes in the industry could affect operating results adversely.

  Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash and cash equivalents, trade accounts receivable, and other receivables and deposits. As of December 31, 1997, the Company's cash and cash equivalents are deposited with numerous domestic financial institutions. With respect to accounts receivable, the Company's customer base is dispersed across many different geographic areas. The Company monitors customers' payment history and establishes reserves for bad debt as warranted. In addition to individual customers, the Company also provides Web hosting services to resellers who in turn provide services to their own customers.

4. MERGERS AND ACQUISITIONS

 Merger with Hiway Florida:

  On May 27, 1998, the Company merged with Hiway Florida, a provider of Web hosting services. Under the terms of the merger agreement, each share of Hiway Florida common stock was exchanged for 4.1374 shares of the Company's common stock. The Company issued approximately 21.8 million shares of common stock in exchange for all the outstanding shares of Hiway Florida. The Company also assumed and exchanged all options and warrants to purchase Hiway Florida stock for options and warrants to purchase approximately 3 million shares of the Company's common stock. The transaction was accounted for as a pooling of interest and accordingly all prior financial statements have been restated to combine the results of Best and Hiway Florida for all periods presented.

  Separate and combined results of operations for the periods prior to the merger are as follows:

                                                                         THREE
                                               YEAR ENDED DECEMBER      MONTHS
                                                       31,               ENDED
                                              ------------------------ MARCH 31,
                                               1995    1996     1997     1998
                                              ------  -------  ------- ---------
   Revenues:
     Best...................................  $1,965  $ 9,517  $15,785  $4,554
     Hiway Florida..........................      46    2,700   10,400   4,290
                                              ------  -------  -------  ------
     Combined...............................  $2,011  $12,217  $26,185  $8,844
                                              ======  =======  =======  ======
   Net income (loss)--historical:
     Best...................................  $ (566) $  (474) $ 1,662  $  311
     Hiway Florida..........................      15    1,138    2,773     835
                                              ------  -------  -------  ------
     Combined...............................  $ (551) $   664  $ 4,435  $1,146
                                              ======  =======  =======  ======

 Other Acquisitions:

  In July 1996, the Company acquired certain assets and the ongoing operations of two Internet service providers for a total of $2,076. The aggregate purchase price comprised $1,312 in cash, $697 in

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND THE THREE MONTHS ENDED MARCH
                        31, 1997 AND 1998 IS UNAUDITED)
             (in thousands, except for share and per share amounts)

notes payable to sellers, and 135,000 shares of common stock valued at $67. The purchase price was allocated to the net tangible assets acquired ($593) and to goodwill ($1,483).

5. NOTE RECEIVABLE

  The note receivable is due from one of the Company's partners in a foreign reseller. The note is uncollateralized, bears interest at the rate of 12% and is due on demand.

6. PROPERTY AND EQUIPMENT

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1996   1997
                                                                  ------ ------
   Network and computer equipment................................ $4,661 $8,841
   Furniture and fixtures........................................    124    471
   Leasehold improvements........................................    566  1,199
   Other.........................................................    148    252
                                                                  ------ ------
                                                                   5,499 10,763
   Less accumulated depreciation and amortization................    686  2,057
                                                                  ------ ------
                                                                  $4,813 $8,706
                                                                  ====== ======

  Included in network and computer equipment are $490 and $776 of equipment acquired under capital leases at December 31, 1996 and 1997, respectively. Accumulated amortization related to such capital leases was $40 and $158 at December 31, 1996 and 1997, respectively. Network and computer equipment also includes $1,064 of equipment not yet placed in service at December 31, 1997.

7. CAPITAL LEASE OBLIGATIONS

  The Company leases network equipment under several capital leases. The agreements require the Company to maintain liability and property insurance. Capital leases at December 31, 1997 expire at various dates through September 2000 and bear interest ranging from 5.8% to 18.5%. Future minimum lease payments as of December 31, 1997 are as follows:

   1998................................................................... $284
   1999...................................................................  209
   2000...................................................................   58
                                                                           ----
                                                                            551
   Less amount representing interest......................................   47
                                                                           ----
   Present value of minimum lease payments................................  504
   Less current portion...................................................  251
                                                                           ----
                                                                           $253
                                                                           ====

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND THE THREE MONTHS ENDED MARCH
                        31, 1997 AND 1998 IS UNAUDITED)
             (in thousands, except for share and per share amounts)

8. COMMITMENTS

  The Company rents office facilities and equipment under several operating leases which expire at various times through May 2005. Rent expense charged to operations was $155, $345 and $634 for the years ended December 31, 1995, 1996, and 1997, respectively.

  Future minimum lease payments under noncancelable operating leases as of December 31, 1997 are as follows:

   1998.................................................................. $  786
   1999..................................................................    861
   2000..................................................................  1,148
   2001..................................................................  1,140
   2002..................................................................    977
   Thereafter............................................................  1,818
                                                                          ------
   Total commitments..................................................... $6,730
                                                                          ======

9. NOTES PAYABLE

  Notes payable comprise the following:

                                                                      DECEMBER
                                                                         31,
                                                                     -----------
                                                                     1996  1997
                                                                     ---- ------
   Seller notes..................................................... $649 $  475
   Bank notes.......................................................   32    927
   Senior unsecured notes...........................................   --  3,767
                                                                     ---- ------
                                                                      681  5,169
   Less current portion.............................................  140    225
                                                                     ---- ------
                                                                     $541 $4,944
                                                                     ==== ======

  The seller notes bear interest at 8% per annum and are repayable in monthly equal installments through July 2001. These notes resulted from the acquisitions made in 1996 (see Note 4).

  The bank notes bear interest at 9.75% to 10% per annum and are repayable in equal monthly installments through October 2001. The bank notes are collateralized by the Company's assets and require the Company to comply with certain covenants including a minimum quick ratio, a minimum tangible net worth, a maximum ratio of total liabilities to tangible net worth, a minimum monthly subscriber additions to disconnections ratio, and minimum cash requirements. The Company also has an unused line of credit with this bank in the amount of $500. The line of credit bears interest at 1% above the bank's prime rate, and advances are limited to 75% of eligible accounts receivable.

  On December 19, 1997, the Company issued $5,000 of 5% Senior Unsecured Notes (the Notes) with detachable warrants to purchase 1,654,962 shares of common stock. The warrants can be exercised for $3.02 per share, at any time after December 19, 1997. The Notes are uncollateralized and bear interest at 5% from December 19, 1997 until January 1, 2000 and then bear interest at 9% through maturity on

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND THE THREE MONTHS ENDED MARCH
                        31, 1997 AND 1998 IS UNAUDITED)
             (in thousands, except for share and per share amounts)

December 31, 2002. Quarterly payments of interest only are due beginning March 31, 1998 with the outstanding principal balance due on December 31, 2002. The notes may be prepaid at the option of the Company, subject to certain conditions, at a premium of ten percent.

  In connection with the issuance of the Notes and warrants, the Company attributed a portion of the proceeds to the warrants, which has been recorded as additional paid in capital and as a reduction to the face amount of the Notes, thereby increasing effective interest to 13.895% and increasing interest expense for the year ended December 31, 1997 to $42.

  Future payments of the notes payable as of December 31, 1997 are as follows:

   1998.................................................................. $  225
   1999..................................................................    437
   2000..................................................................    448
   2001..................................................................    292
   2002..................................................................  3,767
                                                                          ------
                                                                          $5,169
                                                                          ======

10. CONVERTIBLE NOTE

  The convertible note was repaid in March 1997 and warrants issued to the noteholder were canceled. In addition, a warrant, held by a guarantor of the note, to purchase 266,667 shares of common stock was replaced by a warrant to purchase 200,000 shares of common stock at $0.50 per share which was immediately exercisable. The cost related to the issuance of the warrant was not significant.

11. NOTES RECEIVABLE FROM STOCKHOLDERS

  Notes receivable from stockholders comprise loans made to stockholders in connection with the exercise of options for the Company's common stock or to purchase the Company's common stock. The loans are with full recourse and bear interest at rates from 2% above prime to 8.5%. The loans are due between 1998 to 2000.

  The Company also issued a warrant to purchase 1,160,166 shares of common stock at $2.78 per share to a shareholder in return for a promissory note in the amount of $280. The note bears interest at prime and is due in 2000.

12. STOCKHOLDERS' EQUITY

  In connection with the issuance of convertible promissory notes in 1996, the Board of Directors designated 500,000 shares of the Serial preferred stock as Series A preferred stock. As at December 31, 1997, the convertible promissory notes had been repaid by the Company and there were no conversions into the Series A preferred stock.

  In 1996, the Board of Directors designated 4,000,000 shares of the Serial preferred stock as Series B preferred stock.

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND THE THREE MONTHS ENDED MARCH
                        31, 1997 AND 1998 IS UNAUDITED)
             (in thousands, except for share and per share amounts)

  Series B preferred stock is convertible into common stock at the option of the holder on a one-for-one basis, provides for voting rights equal to the number of shares of common stock into which it converts, and entitles the holder to receive annual dividends at the rate of $.0625 per share when and if declared by the Board of Directors (and after any Series A dividends have been paid). The dividends are noncumulative.

  Conversion is automatic upon either the consent of two-thirds of the outstanding shares of the Series B preferred stock, or upon the conversion of at least two-thirds of the shares of the Series B preferred stock, or immediately prior to the closing of a public offering of the Company's common stock for which the aggregate proceeds are not less than $5,000 or the offering price is not less than $5.00 per share. At December 31, 1997, 4,000,000 shares of the Company's common stock have been reserved for conversion.

  The holders of Series B preferred stock are also entitled to a liquidation distribution preference of $1.25 per share plus all accrued and unpaid dividends. Any remaining assets are distributed to the holders of common stock on a pro rata basis.

  The shares of Series B preferred stock are redeemable in cash at any time at the option of the Board of Directors, in whole or in part, at a price per share equal to the initial sales price plus all declared but unpaid dividends.

13. STOCK OPTION PLAN

  Under the Company's 1996 Stock Option Plan, as amended, (the Plan) the Company may issue incentive options to purchase up to 4,000,000 shares of common stock to employees at prices not lower than fair market value at the date of grant, as determined by the Board of Directors. Supplemental stock options (options that do not qualify as incentive stock option) may be granted to employees, directors and consultants, at prices not lower than 85% of fair market value at the date of grant, as determined by the Board of Directors. The Board also has the authority to set the term of the options (no longer than ten years from date of grant). Options granted generally vest over three to four years. Unexercised options expire at least 30 days after termination of employment with the Company.

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND THE THREE MONTHS ENDED MARCH
                        31, 1997 AND 1998 IS UNAUDITED)
             (in thousands, except for share and per share amounts)


  Activity under the Plan is as follows:

                                                    OUTSTANDING OPTIONS
                                         --------------------------------------------
                               SHARES                                        WEIGHTED
                             AVAILABLE     NUMBER                            AVERAGE
                                FOR          OF       EXERCISE   AGGREGATE   EXERCISE
                               GRANT       SHARES       PRICE      PRICE      PRICE
                             ----------  ----------  ----------- ----------  --------
   Options reserved at Plan
    inception..............   4,000,000
   Options granted.........  (1,156,500)  1,156,500  $0.05-$0.50 $  150,750   $0.13
                             ----------  ----------              ----------
   Balances, December 31,
    1995...................   2,843,500   1,156,500                 150,750   $0.13
   Options granted.........  (2,721,500)  2,721,500  $0.50-$0.75  1,562,250   $0.57
   Options exercised.......          --    (124,175) $0.05-$0.50    (13,713)  $0.11
   Options canceled........     592,827    (592,827) $0.10-$0.50   (215,713)  $0.36
                             ----------  ----------              ----------
   Balances, December 31,
    1996...................     714,827   3,160,998               1,483,574   $0.47
   Options granted.........  (1,508,157)  1,508,157  $0.36-$3.00  1,470,659   $0.98
   Options exercised.......          --  (1,135,166) $0.05-$1.25   (454,548)  $0.40
   Options canceled........   1,418,913  (1,418,913) $0.50-$1.25   (733,337)  $0.52
                             ----------  ----------              ----------
   Balances, December 31,
    1997...................     625,583   2,115,076               1,766,348   $0.84
   Options granted.........     (47,500)     47,500     $3.00       142,500   $3.00
   Options exercised.......                (164,640) $0.50-$1.25   (123,207)  $0.75
   Options canceled........      63,527     (63,527) $0.50-$3.00    (86,179)  $1.36
                             ----------  ----------              ----------
   Balances, March 31,
    1998...................     641,610   1,934,409              $1,699,462   $0.88
                             ==========  ==========              ==========

  The following table summarizes information with respect to stock options outstanding at December 31, 1997:

                                                                            OPTIONS CURRENTLY
                           OPTIONS OUTSTANDING                                 EXERCISABLE
   -----------------------------------------------------------------------------------------------
                                        WEIGHTED AVERAGE    WEIGHTED                   WEIGHTED
                             NUMBER OF     REMAINING        AVERAGE       NUMBER       AVERAGE
   EXERCISE PRICE           OUTSTANDING CONTRACTUAL LIFE EXERCISE PRICE EXERCISABLE EXERCISE PRICE
   --------------           ----------- ---------------- -------------- ----------- --------------
   $0.10...................    140,000        7.07           $0.10        140,000       $0.10
   $0.25...................     46,000        7.50           $0.25         46,000       $0.25
   $0.36...................    206,870        9.45           $0.36         68,958       $0.36
   $0.50...................    240,122        8.62           $0.50         81,199       $0.50
   $0.75...................  1,054,334        9.04           $0.75        212,033       $0.75
   $1.25...................    108,750        9.47           $1.25         10,681       $1.25
   $1.75...................    172,500        9.84           $1.75          1,980       $1.75
   $2.00...................    128,000        9.84           $2.00             --          --
   $3.00...................     18,500        9.92           $3.00             --          --
                             ---------                                    -------
                             2,115,076                                    560,851       $0.48
                             =========                                    =======

  The following information concerning the Company's stock option plan is provided in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The Company accounts for the plan in accordance with APB No. 25 and related Interpretations.

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND THE THREE MONTHS ENDED MARCH
                        31, 1997 AND 1998 IS UNAUDITED)
             (in thousands, except for share and per share amounts)


  The fair value of each option grant has been estimated on the date of grant using the minimum value method with the following assumptions:

                                                                  1997    1996
                                                                 ------- -------
   Risk-free interest rates.....................................   6.25%   6.55%
   Expected volatility..........................................      0%      0%
   Expected life................................................ 5 years 5 years
   Dividends....................................................    None    None

  The weighted average fair value of the options granted in 1996 and 1997 was $0.42 and $0.72, respectively.

  The following pro forma net income (loss) information has been prepared as if the Company had followed the provisions of SFAS No. 123:

                                                                   1996   1997
                                                                   ----- ------
   Net income:
     As reported (pro forma)...................................... $ 632 $2,871
     Pro forma.................................................... $ 582 $2,587
   Basic net income per share:
     As reported (pro forma)...................................... $0.02 $ 0.10
     Pro forma.................................................... $0.02 $ 0.09
   Diluted net income per share:
     As reported (pro forma)...................................... $0.02 $ 0.08
     Pro forma.................................................... $0.02 $ 0.07

  These pro forma amounts may not be representative of the effects on reported net income (loss) for future years as options vest over several years and additional awards are generally made each year.

14. INCOME TAXES

  The Company's provision for income taxes for the year ended December 31, 1997 is as follows:

   Current provision:
     Federal............................................................ $(314)
     State..............................................................   (81)
                                                                         -----
                                                                          (395)
                                                                         -----
   Deferred benefit:
     Federal............................................................    33
     State..............................................................     1
                                                                         -----
                                                                            34
                                                                         -----
   Provision for income taxes........................................... $(361)
                                                                         =====

  The Company recorded a $1 tax provision for both years ended December 31, 1995 and 1996 for minimum state income tax. No other income taxes were payable since Best incurred losses during these periods and Hiway Florida operated as a Subchapter S corporation (see Note 17 for pro forma provision for income tax).

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND THE THREE MONTHS ENDED MARCH
                        31, 1997 AND 1998 IS UNAUDITED)
             (in thousands, except for share and per share amounts)


  The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. Since the Company underwent a change in ownership during 1996 as defined in the Internal Revenue Code, the net operating loss carryforwards of $995 and $940 at December 31, 1996 for Federal and California purposes, respectively, could not be fully utilized in 1997. At December 31, 1997 the Company had net operating loss carryforwards of approximately $49 and $47 for Federal and California purposes, respectively. These carryforwards expire in 2003 through 2012 if not utilized beforehand.

  The Company's deferred income taxes are as follows:

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1996    1997
                                                                 ------  ------
   Deferred tax assets (current):
     Net operating losses....................................... $  426  $   21
     Allowance for doubtful accounts............................    144     208
     Deferred rent..............................................     45      51
     Accrued liabilities........................................     33      35
     Other......................................................      1      28
   Deferred tax assets (non-current):
     Amortization...............................................     30      72
                                                                 ------  ------
       Deferred tax assets......................................    679     415
   Deferred tax liabilities (non-current):
     Depreciation...............................................   (239)   (380)
     Other......................................................    (30)     --
                                                                 ------  ------
       Deferred tax liabilities.................................   (269)   (380)
       Valuation allowance......................................   (410)     --
                                                                 ------  ------
       Net deferred tax asset................................... $   --  $   35
                                                                 ======  ======

  The deferred tax valuation allowance decreased by $410 in 1997. Management believes that realizability of the net deferred tax asset as of December 31, 1997 is more likely than not.

  The following schedule reconciles the differences between the federal income tax rate and the effective income tax rate for the year ended December 31, 1997:

   Statutory rate.......................................................  34.0%
   State taxes, net.....................................................   1.1
   Change in valuation allowance........................................  (8.5)
   Effect of income not subject to income taxes due to Hiway Florida's
    Subchapter S status................................................. (19.7)
   Other................................................................   0.6
                                                                         -----
   Effective tax rate...................................................   7.5%
                                                                         =====

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND THE THREE MONTHS ENDED MARCH
                        31, 1997 AND 1998 IS UNAUDITED)
             (in thousands, except for share and per share amounts)


15. EMPLOYEE BENEFIT PLAN

  In September 1995, the Company adopted a 401(k) Plan which qualifies under
Section 401(k) of the Internal Revenue Code of 1986. The Plan provides retirement benefits through tax deferred salary deductions for all eligible employees meeting certain age and service requirements. The Company may make discretionary matching contributions on behalf of employees. All employee contributions are 100% vested. The Company did not make any contribution to the Plan during the years ended December 31, 1995, 1996 or 1997.

16. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                               ----------------
                                                               1995 1996  1997
                                                               ---- ---- ------
   SUPPLEMENTAL CASH FLOW INFORMATION:
     Taxes paid............................................... $ 1  $ 56 $  283
     Interest paid............................................   4   103    122
   SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITY:
     Note payable issued for rent deposit.....................  18   406     --
     Equipment purchased under capital lease..................  36   490    286
     Common stock issued in acquisitions......................  --    67     --
     Note issued in acquisitions..............................  --   697     --
     Shareholders contributions of equipment in exchange for
      stockholder loans payable...............................  21    --     --
     Allowances on trade in of equipment......................  --    34     --
     Exercise of stock options for notes......................  --    --    409
     Issuance of common stock for note........................  --    --    200
     Issuance of warrant for note.............................  --    --    280
     Issuance of warrant......................................  --    --  1,233

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND THE THREE MONTHS ENDED MARCH
                        31, 1997 AND 1998 IS UNAUDITED)
             (in thousands, except for share and per share amounts)


17. UNAUDITED PRO FORMA DATA

  The statement of operations includes a pro forma provision for income taxes to reflect income tax expense as if both entities in the merged company, Best and Hiway Florida (which operated as a Subchapter S corporation), had been a C corporation on a combined basis for all periods presented. The components of the pro forma provision for income taxes consisted of:

                                                                THREE MONTHS
                                    YEAR ENDED DECEMBER 31,    ENDED MARCH 31,
                                   --------------------------  ----------------
                                    1995    1996      1997      1997     1998
                                   ------- -------  ---------  -------  -------
   Current provision:
     Federal...................... $   --  $   79   $   1,636  $   409  $   337
     State........................      1      22         428      107      125
                                   ------  ------   ---------  -------  -------
                                        1     101       2,064      516      462
                                   ------  ------   ---------  -------  -------
   Deferred provision (benefit):
     Federal......................     --     (58)       (138)     (34)      75
     State........................     --     (10)         (1)      (1)      (7)
                                   ------  ------   ---------  -------  -------
                                       --     (68)       (139)     (35)      68
                                   ------  ------   ---------  -------  -------
   Pro forma provision for income
    taxes......................... $    1  $   33   $   1,925  $   481  $   530
                                   ======  ======   =========  =======  =======

  Immediately prior to the closing of the merger, all the convertible preferred stock outstanding were voluntarily converted into an aggregate of 3,462,000 shares of common stock. At March 31, 1998, the unaudited pro forma stockholders' equity is adjusted for the conversion of the convertible preferred stock outstanding at March 31, 1998 and is disclosed on the face of the balance sheet.

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND THE THREE MONTHS ENDED MARCH
                        31, 1997 AND 1998 IS UNAUDITED)
             (in thousands, except for share and per share amounts)


18. EARNINGS PER SHARE (EPS) DISCLOSURES

  In accordance with the requirements of Statement of Financial Accounting Standards No. 128, "Earnings Per Share," a reconciliation of the numerator and denominator of basic and diluted EPS is provided as follows.

                                                            THREE MONTHS ENDED
                             YEAR ENDED DECEMBER 31,             MARCH 31,
                         --------------------------------- ---------------------
                            1995        1996       1997       1997       1998
                         ----------  ---------- ---------- ---------- ----------
Numerator-Basic EPS
 Pro forma net income
  (loss) (unaudited).... $     (551) $      632 $    2,871 $      725 $      792
                         ==========  ========== ========== ========== ==========
Denominator-Basic EPS
 Weighted average
  common stock
  outstanding........... 16,871,100  25,877,800 29,875,800 29,599,200 31,157,700
                         ==========  ========== ========== ========== ==========
Basic earnings (loss)
 per share.............. $    (0.03) $     0.02 $     0.10 $     0.02 $     0.03
                         ==========  ========== ========== ========== ==========
Numerator--Diluted EPS
 Pro forma net income
  (loss) (unaudited).... $     (551) $      632 $    2,871 $      737 $      792
 Interest on
  convertible debt (net
  of related tax
  effect)...............         --          --          6          6         --
                         ----------  ---------- ---------- ---------- ----------
Pro forma net income
 (loss) (unaudited)..... $     (551) $      632 $    2,877 $      743 $      792
                         ==========  ========== ========== ========== ==========
Denominator-Diluted EPS
 Denominator--Basic
  EPS................... 16,871,100  25,877,800 30,020,500 29,599,200 31,157,700
 Effect of Dilutive
  Securities:
   Common stock options.         --     882,100  1,351,100    786,900  1,183,700
   Warrants.............         --      68,500    175,000    150,000    240,600
   Convertible preferred
    stock...............         --   1,293,400  3,212,000  2,895,300  3,462,000
   Convertible debt.....         --          --     83,300    333,300         --
                         ----------  ---------- ---------- ---------- ----------
                         16,871,100  28,121,800 34,841,900 33,764,700 36,044,000
                         ==========  ========== ========== ========== ==========
Diluted earnings (loss)
 per share.............. $    (0.03) $     0.02 $     0.08 $     0.02 $     0.02
                         ==========  ========== ========== ========== ==========

  For the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997, certain convertible debt and warrants were excluded from the determination of the diluted EPS since their effect would have been antidilutive.

19. SEGMENT REPORTING

  The Company operates in one industry segment.

  The distribution of revenues by geographic area was as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                       -------------------------
                                                        1995     1996     1997
                                                       ------- -------- --------
   North America...................................... $ 2,011 $ 11,052 $ 22,507
   Europe.............................................      --      593    2,194
   Rest of the world..................................      --      572    1,484
                                                       ------- -------- --------
                                                        $2,011 $ 12,217 $ 26,185
                                                       ======= ======== ========

                            HIWAY TECHNOLOGIES, INC.
                 (FORMERLY BEST INTERNET COMMUNICATIONS, INC.)

      NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO MARCH 31, 1998 AND THE THREE MONTHS ENDED MARCH
                        31, 1997 AND 1998 IS UNAUDITED)
             (in thousands, except for share and per share amounts)


20. SUBSEQUENT EVENTS

  In April 1998, the Board of Directors and the stockholders approved the adoption of a 1998 Equity Incentive Plan (the Plan) which serves as the successor of the 1996 Stock Option Plan. The Board of Directors also authorized, and the stockholders approved, the reservation of an additional 1,000,000 shares of common stock for issuance under the Plan. Additionally, the Board of Directors and the stockholders approved certain amendments to the Company's Certificate of Incorporation and Bylaws.

  In June 1998, the Board of Directors approved the reincorporation of the Company in Delaware. The reincorporation is subject to the stockholders' approval. Under the new Certificate of Incorporation in Delaware, the Company is authorized to issue 60,000,000 shares of common stock at $0.001 par value and 10,000,000 shares of preferred stock at $0.001 par value.

  In June 1998, the Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission relating to a public offering of the Company's common stock.

Hiway Technologies

Narrative Description of Inside Back Cover

Inside Back Cover Portrait

Top two-thirds of page is a diagram showing a stylized globe of the earth which has been altered to show the majority of the eastern and western hemispheres simultaneously (including the continents of North and South America, Antarctica, Africa, Europe, Asia and a portion of Australia) with latitude lines tracing from side-to-side and longitude lines tracing from pole-to-pole; super-imposed over the globe are four captions with headings:

Convenience

Hiway has implemented proprietary software tools that allow its customers to easily manage their Web sites online. The Company provides direct 24x7 technical support and local support through a global network of value added resellers.

Performance

Hiway's Web hosting solutions provide enterprises with mission-critical performance, ensuring that Web sites load rapidly and are continuously online and functional. The Company has six T-3 fiber optic network connections, Cisco routers and Silicon Graphics servers.

Reliability

All of Hiway's systems are designed to achieve redundancy. The Company's data centers protect Web site data through the use of back-up power sources, secure physical facilities, spare servers, regular back-ups and a fault tolerant hosting platform. Hiway provides a 99.9% uptime warranty for all of the Web sites that it hosts.

Global Presence

Hiway's network of value added resellers provides the Company with a local presence in over 130 countries. These VARs are responsible for building the RapidSite brand internationally.

Beneath the globe are a list with the heading "RapidSite Countries" above the left-most column of the list and nine columns listing 132 nations:

Column 1:
United Arab Emirates
Antigua and Barbuda
Netherlands Antilles
Argentina
American Samoa
Austria
Australia
Aruba
Azerbaijan
Bosnia and Herzegowina
Barbados
Bangladesh
Belgium
Bulgaria
Bahrain
Bermuda
Bolivia
Column 2:
Brazil
Bahamas
Belarus
Belize
Canada
Switzerland
Chile
China
Colombia
Costa Rica
Cyprus
Czech Republic
Germany
Denmark
Dominican Republic
Ecuador
Column 3:
Estonia
Egypt
Spain
Finland
France
United Kingdom
Grenada
Georgia
Ghana
Gibraltar
Guadeloupe
Greece
Guatemala
Guam
Guyana
Column 4:
Hong Kong
Honduras
Croatia
Hungary
Indonesia

Ireland
Israel
India
Iran
Iceland
Italy
Jamaica
Jordan
Japan
Column 5:
Kenya
Saint Kitts and Nevis
Korea, Democratic
Korea, Republic of
Kuwait
Cayman Islands
Lebanon
Saint Lucia
Sri Lanka
Luxembourg
Morocco
Monaco
Column 6:
Moldova, Republic of,
Macedonia, The Former
Macau
Martinique
Malta
Mexico
Malaysia
Namibia
New Caledonia
Nigeria
Nicaragua
Netherlands
Column 7:
Norway
Nepal
New Zealand
Oman
Panama
Peru
French Polynesia
Papua New Guinea
Philippines
Pakistan
Poland
Puerto Rico
Portugal
Paraguay
Column 8:
Qatar
Romania
Russian Federation
Rwanda
Saudi Arabia
Sudan
Sweden
Singapore
Slovenia
Slovakia (Slovak Republic)
Senegal
El Salvador
Swaziland
Turks and Caicos Islands
Thailand
Column 9:
Tunisia
Turkey
Trinidad and Tobago
Taiwan
Ukraine
United States Minor
United States of America
Uruguay
Vatican City See
Saint Vincent
Venezuela
Virgin Islands (British)
Virgin Islands (U.S.)
Viet Nam, Socialist
Yugoslavia
South Africa
Zambia

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  ----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   17
Dividend Policy...........................................................   17
Capitalization............................................................   18
Dilution..................................................................   19
Selected Consolidated Financial Data......................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   30
Management................................................................   44
Certain Transactions......................................................   52
Principal Stockholders....................................................   54
Description of Capital Stock..............................................   56
Shares Eligible for Future Sale...........................................   59
Underwriting..............................................................   61
Legal Matters.............................................................   62
Experts...................................................................   62
Changes in Independent Accountants........................................   62
Additional Information....................................................   63
Index to Financial Statements and Schedules...............................  F-1

 UNTIL         , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PAR-TICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACT-ING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                      Shares


                    [HIWAY TECHNOLOGIES LOGO APPEARS HERE]


                                 Common Stock

                                  -----------

                                  PROSPECTUS

                                  -----------

                                BT Alex. Brown

                         Donaldson, Lufkin & Jenrette
                            Securities Corporation

                           Bear, Stearns & Co. Inc.

                                        , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of Common Stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

   Securities and Exchange Commission registration fee................. $16,963
   NASD filing fee.....................................................   6,250
   Nasdaq National Market filing fee...................................  50,000
   Accounting fees and expenses........................................    *
   Legal fees and expenses.............................................    *
   Road show expenses..................................................  20,000
   Printing and engraving expenses.....................................    *
   Blue sky fees and expenses..........................................  10,000
   Transfer agent and registrar fees and expenses......................   5,000
   Miscellaneous.......................................................    *
                                                                        -------
   Total............................................................... $  *
                                                                        =======

--------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation Represents a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (i) the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law; (ii) the Registrant may, in its discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) upon receipt of an undertaking to repay such advances if indemnification is determined to be unavailable, the Registrant is required to advance expenses, as incurred, to its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law in connection with a proceeding (except if a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding or, in certain circumstances, by independent legal counsel in a written opinion that the facts known to the decision-making party demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in, or not opposed to, the best interests of the corporation); (iv) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with its directors, officers and employees and agents; (v) the Registrant may not retroactively amend the Bylaw provisions relating to indemnity; and (vi) to the fullest extent permitted by the Delaware General Corporation Law, a director or executive officer will be deemed to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal action or proceeding, to have had no reasonable cause to believe that his or her conduct was unlawful if his or her action is based on the records or books of account of the corporation or on information supplied to him or her by officers of the corporation in the course of their duties or on the advice of legal counsel for the corporation or on information or records given or reports made to the corporation by independent certified public accountants or appraisers or other experts.

  The Registrant's policy is to enter into indemnity agreements with each of its directors and executive officers. The indemnity agreements provide that directors and executive officers will be indemnified and held harmless to the fullest possible extent permitted by law including against all expenses (including attorneys' fees), judgments, fines and settlement amounts paid or reasonably incurred by them in any action, suit or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors, officers, employees or agents of the Registrant or as directors, officers, employees or agents of any other company or enterprise when they are serving in such capacities at the request of the Registrant. The Registrant will not be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims
(i) initiated by the indemnified party and not by way of defense, except with respect to a proceeding authorized by the Board of Directors and successful proceedings brought to enforce a right to indemnification under the Indemnity Agreement, (ii) for any amounts paid in settlement of a proceeding unless the Registrant consents to such settlement, (iii) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the Registrant pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934 and related laws, (iv) on account of conduct by a director which is finally adjudged to have been in bad faith or conduct that the director did not reasonably believe to be in, or not opposed to, the best interests of the Registrant, (v) on account of any criminal action or proceeding arising out of conduct that the director had reasonable cause to believe was unlawful or (vi) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

  The indemnity agreement also provides for contribution in certain situations in which the Registrant and a director or executive officer are jointly liable but indemnification is unavailable, such contribution to be based on the relative benefits received and the relative fault of the Registrant and the director or executive officer. Contribution is not allowed in connection with a
Section 16(b) judgment, an adjudication of bad faith or conduct that a director or executive officer did not reasonably believe to be in, or not opposed to, the best interests of the Registrant or a proceeding arising out of conduct a director or executive officer had reasonable cause to believe was unlawful.

  The indemnity agreement requires a director or executive officer to reimburse the Registrant for all expenses advanced only to the extent it is ultimately determined that the director or executive officer is not entitled, under Delaware law, the Bylaws, the indemnity agreement or otherwise, to be indemnified for such expenses. The indemnity agreement provides that it is not exclusive of any rights a director or executive officer may have under the Certificate of Incorporation, Bylaws, other agreements, any majority-in-interest vote of the stockholders or vote of disinterested directors, the Delaware law or otherwise.

  The indemnification provision in the Bylaws, and the indemnity agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's executive officers and directors for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

  As authorized by the Registrant's Bylaws, the Registrant, with approval by the Board, expects to purchase director and officer liability insurance.

  See also the undertakings set out in response to Item 17.

  Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                         EXHIBIT
                                DOCUMENT                                 NUMBER
                                --------                                 -------
Underwriting Agreement (draft dated June  , 1998).......................   1.01
Registrant's Certificate of Incorporation...............................   3.01
Registrant's Bylaws.....................................................   3.05
Form of Indemnification Agreement.......................................  10.08

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The following table sets forth information regarding all securities sold by the Registrant or its predecessors since June 1, 1995.

                                                                          AGGREGATE
                           DATE OF          TITLE OF           NUMBER OF   PURCHASE        FORM OF
   CLASS OF PURCHASERS      SALE           SECURITIES          SECURITIES   PRICE       CONSIDERATION
   -------------------    --------- ------------------------   ---------- ----------    -------------
 SALES BY HIWAY
  TECHNOLOGIES, INC. (1)
 Steven J. Umberger         5/13/96 Common Stock               3,930,535    $225,000          Cash
 James H. Dahl               1/1/97 Class A Common Stock       1,364,768    $312,500          Cash
 Arthur L. Cahoon          10/16/97 Class A Common Stock         819,518    $187,500          Cash
 7 employees                6/17/97 Options to purchase               --          --      Services
                                    206,870 shares of Class
                                    B Common Stock for $0.36
                                    per share
 Arthur L. Cahoon           11/3/97 Warrant to purchase               --    $280,409          Note
                                    1,160,165 shares of
                                    Class A Common Stock for
                                    $2.78 per share
 13 investors              12/19/97 Warrants to purchase              --          --           (2)
                                    1,654,958 shares of
                                    Class A Common Stock for
                                    $3.02 per share
 SALES BY BEST INTERNET
  COMMUNICATIONS, INC.
 7 individuals, including   7/15/95 Common Stock               1,230,000    $300,000          Cash
  an officer and a direc-
  tor
 7 individuals             10/18/95 Common Stock                 210,000    $105,000          Cash
 14 individuals           10/26/95- Common Stock                 445,000    $222,500          Cash
                           11/16/95
 1 individual and one en-   1/16/96 Convertible promissory            --  $1,000,000(3)       Cash
  tity                              notes (3)
 The two holders of con-    1/16/96 Warrants to purchase up           --         (5)           (5)
  vertible promissory               to 500,000 shares of
  notes and the guarantor           Common Stock for $0.50
  of one of the notes               per share (4)
 2 entities                 7/10/96 Common Stock                 535,000    $267,500       Cash (6)
 1 individual               3/20/97 Warrants to purchase              --         (7)           (7)
                                    200,000 shares of Common
                                    Stock for $0.50 per
                                    share
 1 individual               11/4/97 Common Stock                 100,000    $200,000          Note

                                                                         AGGREGATE
                          DATE OF          TITLE OF           NUMBER OF   PURCHASE     FORM OF
   CLASS OF PURCHASERS      SALE          SECURITIES          SECURITIES   PRICE    CONSIDERATION
   -------------------    -------- ------------------------   ---------- ---------- -------------
 14 individuals, includ-  7/16/96- Series B Preferred Stock    3,462,000 $4,327,500        Cash
  ing two officers and     3/24/97
  one non officer direc-
  tor
 48 employees             1/26/96- Common Stock (option        1,441,721    619,001    Cash and
                           4/23/98 exercises)                                         notes (8)
 8 stockholders of Hiway    6/1/98 Common Stock               21,836,302        (9)         (9)
 12 investors in Hiway      6/1/98 Warrants to purchase               --        (9)         (9)
                                   1,654,958 shares of
                                   Common Stock for $3.02
                                   per share
 Arthur L. Cahoon           6/1/98 Warrant to purchase                --        (9)         (9)
                                   1,160,165 shares of
                                   Common Stock for $2.78
                                   per share
 7 employees of Hiway       6/1/98 Options to purchase                --        (9)         (9)
                                   206,870 shares of Class
                                   B Common Stock for $0.36
                                   per share

SALES BY REGISTRANT

  In the reincorporation, Registrant will issue to shareholders, option holders and warrant holders of Best the numbers of shares, options or warrants equivalent to the respective numbers of shares, options and warrants that they hold in Best at the time of the reincorporation. These issuances will not be considered offers or sales as a result of Rule 145(a)(2) promulgated under the Securities Act of 1933, as amended.
--------
(1) All sales by Hiway Florida have been adjusted to reflect (i) the conversion of each share of Hiway Florida Common Stock outstanding in June 1997 into 19,000 shares of Hiway Florida Class A Common Stock, (ii) the subsequent exchange of each share of Hiway Florida Class A Common Stock for 4.14071388 shares of the Registrant's Common Stock as a result of the Merger of Hiway Florida and Best and (iii) the subsequent reincorporation of Best into Delaware.
(2) Issued in connection with the sale of $5.0 million of 5% senior unsecured notes due 2002.
(3) Best repaid a $200,000 convertible promissory note to one individual in July 1996 and an $800,000 convertible promissory note to the other individual in March 1997.
(4) All but one warrant to purchase 100,000 shares of Common Stock were cancelled when Best repaid the convertible promissory notes. See footnote
    (3) above and footnote (7) below.
(5) Issued in conjunction with the sale of the convertible promissory notes.
(6) Of these shares, 135,000 were issued in partial payment for assets acquired from North Bay Networks.
(7) This warrant was issued as part of a transaction where warrants to purchase 400,000 shares of Common Stock were cancelled, an $800,000 loan to the Company was repaid and the guarantee on that loan was cancelled. See footnotes (3) and (4) above.
(8) Four employees purchased shares with notes aggregating $408,682.
(9) These securities were issued in exchange for Hiway Florida securities in the Merger.

  The securities acquired by Best's and Hiway Florida's officers, directors, employees and consultants were made in reliance on Rule 701 under the Securities Act. All other sales of Common Stock and all sales of Preferred Stock, warrants and notes and the sale of the debentures were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. The securities were sold to a limited number of people with no general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The following exhibits are filed herewith:

 EXHIBIT
 NUMBER                               EXHIBIT TITLE
 -------                              -------------
  1.01   --Underwriting Agreement.*
  2.01   --Form of Agreement and Plan of Merger by and between the Registrant and Best Internet Communications, Inc., a California corporation
            ("Best").*
  2.02   --Agreement and Plan of Merger dated as of April 15, 1998 by and between Best and Hiway Technologies, Inc., a Florida corporation
            ("Hiway Florida").
  3.01   --Registrant's Certificate of Incorporation.*
  3.02   --Amended and Restated Articles of Incorporation of Best.
  3.03   --Registrant's Bylaws.*
  3.04   --Bylaws of Best.*
  4.01   --Form of Specimen Certificate for Registrant's Common Stock.*
  5.01   --Opinion of Fenwick & West LLP regarding legality of the securities being registered.*
 10.01   --Warrant registered in the name of Arthur L. Cahoon.*
 10.02   --Investors' Rights Agreement, dated as of June 12, 1996 between the
            Registrant and Robert D. Leppo.
 10.03   --Hiway Florida 1997 Stock Option Plan*
 10.04   --Registrant's 1995 Stock Option Plan.*
 10.05   --Registrant's Amended and Restated 1996 Stock Option Plan.
 10.06   --Registrant's 1998 Equity Incentive Plan.*
 10.07   --Registrant's 1998 Directors Stock Option Plan.*
 10.08   --Registrant's 1998 Employee Stock Purchase Plan.*
 10.09   --Form of Indemnification Agreement entered into by Registration with each of its directors and executive officers.*
 10.10   --Amended and Restated Key Employee Agreement between the Registrant and David S. Buzby.
 10.11   --Key Employee Agreement between the Registrant and James R, Zarley.
 10.12   --Key Employee Agreement between the Registrant and Robert E. Tomasi.*
 10.13   --Leave of Absence Agreement between the Registrant and Robert E.
            Tomasi.*
 10.14   --Sublease Agreement between the Registrant and Sysorex International*
 10.15   --Lease between the Registrant and Golden Gate Commercial Company*
 10.16   --Lease between Blue Lake, LTD. and Hiway Florida*
 10.17   --CB Commercial Lease between Champion Leasing, Corp. and Hiway
            Florida*
 10.18   --Commercial Lease Between Catexor Limited Partnership and Hiway
            Florida*
 16.01   --Letter re Change in Certifying Accountant from De Meo, Young,
            McGrath & Company, P.A., independent accountants
 21.01   --List of Subsidiaries
 23.01   --Consent of Fenwick & West LLP (included in Exhibit 5.01).*
 23.02   --Consent of Coopers & Lybrand L.L.P., independent accountants.
 23.03   --Consent of De Meo, Young, McGrath & Company, P.A., independent accountants.
 24.01   --Power of Attorney (see Page II-7 of this Registration Statement).
 27.01   --Financial Data Schedule.

--------
 * To be supplied by amendment.

  (b) The following financial statement schedule is filed herewith:

    Schedule II--Valuation and Qualifying Accounts.

  Other financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BOCA RATON, STATE OF FLORIDA, ON THE 9TH DAY OF JUNE, 1998.

                                          Hiway Technologies, Inc.

                                                   /s/ Arthur L. Cahoon
                                          By___________________________________
                                             ARTHUR L. CAHOON CHIEF EXECUTIVE
                                                          OFFICER

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Arthur L. Cahoon, Scott H. Adams and David S. Buzby, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                NAME                            TITLE                DATE

PRINCIPAL EXECUTIVE OFFICER:

        /s/ Arthur L. Cahoon            Chairman of the          June 9, 1998
-------------------------------------    Board, Chief
          ARTHUR L. CAHOON               Executive Officer
                                         and a Director

PRINCIPAL FINANCIAL OFFICER:

         /s/ David S. Buzby             Executive Vice           June 9, 1998
-------------------------------------    President, Chief
           DAVID S. BUZBY                Financial Officer
                                         and a Director

PRINCIPAL ACCOUNTING OFFICER:

       /s/ Joel B. Richardson           Controller               June 9, 1998
-------------------------------------
         JOEL B. RICHARDSON

                NAME                            TITLE                DATE

         /s/ Thomas C. Barry            Director                 June 9, 1998
-------------------------------------
           THOMAS C. BARRY

         /s/ Scott H. Adams             Director                 June 9, 1998
-------------------------------------
           SCOTT H. ADAMS

       /s/ William G. Nesbitt           Director                 June 9, 1998
-------------------------------------
         WILLIAM G. NESBITT

       /s/ Steven J. Umberger           Director                 June 9, 1998
-------------------------------------
         STEVEN J. UMBERGER

         /s/ James R. Zarley            Director                 June 9, 1998
-------------------------------------
           JAMES R. ZARLEY

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

  Our report on the consolidated financial statements of Hiway Technology, Inc. is included on page F-2 of this Form S-1. In connection with our audits of such financial statements, we have also audited the related financial statement schedule on page S-2 of the Registration Statement.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

                                          Coopers & Lybrand, L.L.P.

San Jose, California
May 27, 1998

                             HIWAY TECHNOLOGY, INC.

         SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS (IN THOUSANDS)

                                     BALANCE AT CHARGED TO             BALANCE
                                     BEGINNING  COSTS AND              AT END
            DESCRIPTION              OF PERIOD   EXPENSES  DEDUCTIONS OF PERIOD
------------------------------------ ---------- ---------- ---------- ---------
Year ended December 31, 1995:
Allowance for returns and doubtful
 accounts...........................     --       12            (4)         8
Year ended December 31, 1996:
Allowance for returns and doubtful
 accounts...........................      8         687       (322)       373
Year ended December 31, 1997:
Allowance for returns and doubtful
 accounts...........................    373       1,525       (826)     1,072

                                 EXHIBIT INDEX


 EXHIBIT                              EXHIBIT TITLE
 -------                              -------------
  1.01   --Underwriting Agreement.*
  2.01   --Form of Agreement and Plan of Merger by and between the Registrant and Best Internet Communications, Inc., a California corporation
            ("Best").*
  2.02   --Agreement and Plan of Merger dated as of April 15, 1998 by and between Best and Hiway Technologies, Inc., a Florida corporation
            ("Hiway Florida").
  3.01   --Registrant's Certificate of Incorporation.*
  3.02   --Amended and Restated Articles of Incorporation of Best.
  3.03   --Registrant's Bylaws.*
  3.04   --Bylaws of Best.*
  4.01   --Form of Specimen Certificate for Registrant's Common Stock.*
  5.01   --Opinion of Fenwick & West LLP regarding legality of the securities being registered.*
 10.01   --Warrant registered in the name of Arthur L. Cahoon.
 10.02   --Investors' Rights Agreement, dated as of June 12, 1996 between the
            Registrant and Robert D. Leppo.
 10.03   --Hiway Florida 1997 Stock Option Plan*
 10.04   --Registrant's 1995 Stock Option Plan.*
 10.05   --Registrant's Amended and Restated 1996 Stock Option Plan.
 10.06   --Registrant's 1998 Equity Incentive Plan.*
 10.07   --Registrant's 1998 Directors Stock Option Plan.*
 10.08   --Registrant's 1998 Employee Stock Purchase Plan.*
 10.09   --Form of Indemnification Agreement entered into by Registration with each of its directors and executive officers.*
 10.10   --Amended and Restated Key Employee Agreement between the Registrant and David S. Buzby.
 10.11   --Key Employee Agreement between the Registrant and James R, Zarley.
 10.12   --Key Employee Agreement between the Registrant and Robert E. Tomasi.*
 10.13   --Leave of Absence Agreement between the Registrant and Robert E.
            Tomasi.*
 10.14   --Sublease Agreement between the Registrant and Sysorex International*
 10.15   --Lease between the Registrant and Golden Gate Commercial Company*
 10.16   --Lease between Blue Lake, LTD. and Hiway Florida*
 10.17   --CB Commercial Lease between Champion Leasing, Corp. and Hiway
            Florida*
 10.18   --Commercial Lease Between Catexor Limited Partnership and Hiway
            Florida*
 16.01   --Letter re Change in Certifying Accountant from De Meo, Young,
            McGrath & Company, P.A., independent accountants
 21.01   --List of Subsidiaries
 23.01   --Consent of Fenwick & West LLP (included in Exhibit 5.01).*
 23.02   --Consent of Coopers & Lybrand L.L.P., independent accountants.
 23.03   --Consent of De Meo, Young, McGrath & Company, P.A., independent accountants.
 24.01   --Power of Attorney (see Page II-7 of this Registration Statement).
 27.01   --Financial Data Schedule.

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 * To be supplied by amendment.